CONFORMED COPY

LOAN AGREEMENT
between
E.P. INTEROIL, LTD.
and
OVERSEAS PRIVATE INVESTMENT CORPORATION
Dated as of June 12, 2001
OPIC/889-2000-218-DI

i

Page
Section 9.10. Waiver of Litigation Payments	53
Section 9.11. Indemnity	53
Section 9.12. No Third Party Reliance; No Assignment	54
Section 9.13. Further Assurances	54
Section 9.14. Counterparts	54

Schedule X	Contributed Equipment
Schedule Y	EPC Contract Requirements
Schedule 1.03	Preliminary Financial Plan
Schedule 2.05	Repayment Schedule
Schedule 2.05B	Physical Completion Certificate
Schedule 4.04	Government Approvals
Schedule 4.08	Due Diligence
Schedule 6.05	Maintenance of Insurance
Schedule 6.12	Environmental Compliance

Exhibit A	Form of Disbursement Request
Exhibit B	Form of Self-Monitoring Questionnaire
Exhibit C	Guidelines for Preparation of Financial Statements
Exhibit D	Uniform Credit Cash Flow
Exhibit E	Form of Promissory Note

LOAN AGREEMENT
     LOAN AGREEMENT, dated as of June 12, 2001, between E.P. INTEROIL, LTD., a corporation organized and existing under the laws of the Cayman Islands (the “Borrower”) and OVERSEAS PRIVATE INVESTMENT CORPORATION, an agency of the United States of America (“OPIC”).
W I T N E S S E T H :
     WHEREAS, the Borrower and InterOil Limited, a corporation organized and existing under the laws of Papua New Guinea (“IL”, and together with the Borrower, the “Companies”) intend to construct and operate the Project (as hereinafter defined); and
     WHEREAS, to secure a portion of the financing for the Project, the Borrower has requested that OPIC provide a credit facility to the Borrower in an amount up to U.S. $85,000,000 pursuant to Section 234(b) of the Foreign Assistance Act of 1961, as amended, which OPIC is willing to do on the terms and conditions set forth herein;
     NOW, THEREFORE, in consideration of the premises and of the agreements contained herein, it is hereby agreed as follows:
ARTICLE 1
Definitions
     Section 1.01 . Definitions. Unless otherwise provided, capitalized terms used herein shall have the definitions specified below:
     “Account Bank” means Wells Fargo Bank Texas, N.A., as account bank and securities intermediary under the Collateral Account Agreement.
     “Additional Amount” has the meaning set forth in Section 2.11(a).
     “Adjusted Net Income” for any period means Net Income of the Companies, determined on a consolidated basis, for such period plus (it being understood that the adjustments in clauses (1) through (4) below shall be made only to the extent that (i) the relevant amounts are not otherwise included in determining such Net Income for such period and (ii) such adjustments are not duplicative of each other or of other adjustments to Net Income made elsewhere) (1) the sum of the amount of all net non-cash charges (including, without limitation, depreciation, amortization, deferred tax expense, non-cash interest expense and other non-cash charges) included in arriving at such Net Income for such period plus (2) value added tax credits applied to reduce value added tax payable by the Companies during such period less (3) the sum of (x) the sum of the amount of all net non-cash gains or losses included in arriving at such Net Income for such period and (y) the amount of interest earned on amounts held in the Distribution Account plus (4) payments received under Business Interruption Insurance, Delayed Startup Insurance, Marine Cargo Delayed Startup Insurance (as such terms are used in part (B) of Schedule 6.05) or the Specified Policies during such period; provided that there shall be excluded:
     (a) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of income accrued during such period,
     (b) any aggregate net gain (but not any aggregate net loss) during such period arising from the sale, conversion, exchange or other disposition of capital assets (such term to include, without limitation, (i) all non-current assets and, without duplication, (ii) the following, whether or not current: all fixed assets, whether tangible or intangible, all inventory sold in conjunction with the disposition of fixed assets, and all securities),
     (c) any net gain from the collection of the proceeds of life insurance policies,
     (d) any gain arising from the acquisition of any security, or the extinguishment, under U.S. GAAP, of any Indebtedness, of the Companies, and
     (e) any such Net Income or gain (but not any net loss) during such period from (i) any change in accounting principles in accordance with U.S. GAAP, (ii) any prior period adjustments resulting from any change in accounting principles in accordance with U.S. GAAP, (iii) any extraordinary items or (iv) any discontinued operations or the disposition thereof.
     “Affiliate” means, with respect to any Person, (i) any other Person that is directly or indirectly controlled by, under common control with or controlling such Person; (ii) any other Person owning beneficially or controlling five percent (5%) or more of the equity interest in such Person; (iii) any officer or director of such Person; or (iv) any spouse or relative of such Person. As used herein, the term “control” means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of partnership interests or voting securities, by contract or otherwise.
     “Agreement” means this Loan Agreement between the Borrower and OPIC.

     “Annual Budget” has the meaning set forth in Section 6.07(a).
     “Application” means the Borrower’s application to OPIC for the Loan, consisting of the Sponsor Disclosure Reports dated January 14, 2000, the Application dated June 16, 1999, as amended January 14, 2000 and the Commitment Letter.
     “Approved Financial Plan” has the meaning set forth in Section 1.03.
     “Authorizations” means consents, licenses, approvals and authorizations (including, without limitation, consents, licenses, approvals and authorizations of the Bank of Papua New Guinea) of relevant Governmental Authorities and declarations, filings and registrations (including, without limitation, declarations, filings and registrations with the Bank of Papua New Guinea) with relevant Governmental Authorities.
     “Authorized Officer” means, with respect to any Person, its Chairperson, Managing Director, President, Secretary or Treasurer, any Vice President, Assistant Secretary or Assistant Treasurer thereof, and any other officer designated in writing by such Person as having been authorized to execute and deliver this Agreement, the Notes, any of the other Financing Documents to which it is or will be a party, or any other notice or instrument contemplated hereunder.
     “Borrower” has the meaning set forth in the preamble hereto.
     “Business Day” means any day other than (i) a Saturday, Sunday or day on which commercial banks are authorized by law to close in the City of New York or Washington, D.C., United States of America and (ii) with respect to any payment, delivery, or communication to OPIC, a day on which OPIC is not open for business.
     “Capital Expenditures” means all expenditures by the Companies which should be capitalized in accordance with U.S. GAAP, including all expenditures with respect to fixed or capital assets (including, without limitation, expenditures for maintenance and repairs which should be capitalized in accordance with applicable generally accepted accounting principles) except for capital expenditures paid out of Insurance Proceeds.
     “Cash Available for Debt Service” means, for any period, (i) Adjusted Net Income for such period plus (ii) to the extent deducted in determining Adjusted Net Income for such period, all interest expense of the Companies, determined on a consolidated basis, for such period plus (iii) the amount of any net increase (or minus the amount of any net decrease) in working capital for such period plus (iv) any subordinated Affiliate fees to the extent deducted but not paid minus (v) the amount of Capital Expenditures for such period.
     “Charter Documents” means, in respect of any company, corporation, limited liability company, partnership, governmental agency or other enterprise, its constitution, founding act, charter, articles of incorporation and by-laws, memorandum and articles of association, statute, or similar instrument.
     “Closing Date” means any Business Day on which a Disbursement is made.
     “Collateral Account Agreement” means a collateral account agreement among the Borrower, OPIC and the Account Bank, satisfactory to OPIC in form and substance.
     “Commitment” means OPIC’s commitment to lend an amount not to exceed $85,000,000 less (i) the portion thereof which pursuant to Section 2.03 has been canceled or has been deemed canceled and (ii) any Loan amounts repaid or prepaid.
     “Commitment Fee” has the meaning set forth in Section 2.02.
     “Commitment Letter” means the letter agreement among the Borrower, IL, the Sponsors and OPIC, dated May 17, 2000, as extended pursuant to a letter agreement among the Borrower, IL, the Sponsors and OPIC dated March 14, 2001, in which OPIC and the Borrower have agreed to enter into this credit facility, subject to the conditions stated therein.
     “Commitment Period” means the period commencing on May 17, 2000 and ending on the earliest of (i) the first date on which the amount of the Loan equals the total amount of the Commitment, (ii) December 31, 2003, (iii) the date the first repayment is made on the Loan and (iv) the date of termination in whole of the Commitment.
     “Company” means each of the Borrower and IL, and “Companies” means both of them.
     “Compensation Payments” means amounts paid to the Companies under (i) all insurance policies contemplated in Section 6.05 and covering loss or damage to the Project and (ii) all equipment warranties (including those provided in, or given for the benefit of the Companies pursuant to, the Construction Contract) or other similar agreements.
     “Construction Contract” means one or more contracts which constitute a lump sum, fixed price, turnkey, date certain obligation for engineering, procurement and construction in respect of the Project that (i) provides that the

Construction Contractor’s obligations thereunder are guaranteed by the EPC Guarantee, (ii) meets the requirements of the Project Agreement, and (iii) is satisfactory to OPIC in form and substance, including with regard to the matters set forth in Schedule Y hereto.
     “Construction Contractor” means one or more entities acceptable to OPIC, to be engaged by the Companies to undertake engineering, procurement and/or construction work in respect of the Project.
     “Contributed Amounts” has the meaning set forth in Section 5.06.
     “Contributed Equipment” means the equipment listed on Schedule X hereto.
     “Control” means possession, directly or indirectly, of the power to vote 10% or more of any class of voting securities of a Person or to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
     “Corrupt Practices Laws” means (i) the Foreign Corrupt Practices Act of 1977 (Pub.L. No. 95-213, ''101-104), as amended, and (ii) any other law, regulation, order, decree or directive having the force of law and relating to bribery, kick-backs, or similar business practices.
     “Current Assets” means assets treated as current assets under U.S. GAAP.
     “Current Liabilities” means all Indebtedness and liabilities due on demand or to become due within one year and other liabilities treated as current liabilities under U.S. GAAP.
     “Debt Service” for any period means the sum of (i) Interest Expense for such period and (ii) the aggregate principal amount of the Loan scheduled to be paid during such period (whether or not paid).
     “Debt Service Coverage Ratio” means, for any period, the ratio of (x) Cash Available for Debt Service to (y) Debt Service for such period.
     “Debt Service Reserve Account” means a Dollar-denominated account established by the Borrower pursuant to the terms of the Collateral Account Agreement.
     “Default” means an Event of Default or an event or condition that with the passage of time or the giving of notice, or both, could constitute an Event of Default.
     “Default Rate” has the meaning set forth in Section 2.04(b).

     “Development Costs” means the Development Costs as represented in the Approved Financial Plan.
     “Disbursement” means each disbursement of the Loan.
     “Disbursement Request” means a request for disbursement of the Loan substantially in the form of Exhibit A.
     “Distribution Account” means a Dollar bank account which the Borrower may open in accordance with the Security Documents that is not subject to the Lien of the Security Documents and which holds only funds that the Borrower is entitled to use to make payments permitted under Sections 7.04 or 7.05.
     “Dollars” or “$” means United States dollars.
     “Downstream Loan Documents” means (i) each agreement, note or other documents or arrangements in respect of the loans or other advances from the Borrower to IL in connection with the financing of the Project and (ii) each guarantee and indemnity of IL in respect of the Borrower’s obligations hereunder (such agreements, notes, other documents, guarantees and indemnities to be secured by a first ranking fixed and floating charge over all of the assets and undertaking of IL and real property mortgages over the Site Leases).
     “Downstream Loans” means the loans or other advances to IL contemplated in the Downstream Loan Documents.
     “EMMP” shall have the meaning set forth in Schedule 6.12.
     “Enron Papua New Guinea” means Enron Papua New Guinea Limited, a company organized and existing under the laws of Papua New Guinea.
     “Environmental Consultant” means NSR Environmental Consultants Pty. Ltd.
     “Environmental Report” means an environmental report from the Environmental Consultant to be delivered to OPIC annually, in form and substance satisfactory to OPIC.
     “EPC Guarantee” means the owner guaranty contemplated in the Construction Contract provided by the Construction Contractor for the benefit of the Companies in form and substance satisfactory to OPIC and executed and delivered by the Construction Contractor and in effect as of a date that is on or prior to the first Disbursement Date.
     “Event of Default” has the meaning set forth in Section 8.01.

     “Facility Fee” has the meaning set forth in Section 2.08.
     “Feedstock Supply Agreement” means an agreement between either or both of the Companies and any other parties for the purchase of crude oil for use by the Project (other than in connection with spot market purchases in the ordinary course of business), in form and substance satisfactory to OPIC.
     “Financial Statements” means the Companies’ quarterly or annual balance sheet and statements of income, retained earnings, and sources and application of funds for such fiscal period, together with all notes thereto and with comparable figures for the corresponding period of their previous Fiscal Year, each prepared on both a consolidated and consolidating basis, in Dollars and in accordance with U.S. GAAP.
     “Financing Documents” has the meaning set forth in Section 4.02.
     “Fiscal Year” means the accounting year of the Companies, commencing each year on January 1 and ending on December 31 or such other period agreed to among the Companies and OPIC.
     “Governmental Authority” means any government, governmental department, ministry, commission, board, bureau, agency, regulatory authority, instrumentality of any government (national, provincial or local), judicial, legislative or administrative body, domestic or foreign, federal, state, municipal or local, having jurisdiction over the matter or matters in question.
     “Hedging Arrangement” means (x) any interest rate or currency swap, future, option, cap, collar, ceiling, hedge, or other interest rate protection agreement or foreign exchange contract, or any other agreement or arrangement designed to protect against fluctuations in interest rates or currency values and (y) any crude oil price hedging agreements and other agreements, contracts, instruments or other arrangements or commitments, in each case entered into by either Company to fix or cap the cost to IL of crude oil (but which are settled financially and do not require either Company to physically deliver or receive crude oil).
     “IAS” means the accounting standards promulgated by the International Accounting Standards Committee as in effect from time to time.
     “IL” has the meaning set forth in the recitals to this Agreement.
     “Indebtedness” of any Person means, at any date, all or any liabilities, obligations and reserves, contingent or otherwise, which, in accordance with U.S. GAAP, would be reflected as a liability on a balance sheet, including, without limitation, (i) any obligation of such Person for borrowed money or arising out of any credit facility, (ii) any obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) any obligation of such Person to pay the deferred purchase price of property or services, (iv) any obligation of such Person under conditional sales or other title retention agreements, (v) the net aggregate rentals under any lease by such Person as lessee that under U.S. GAAP would be capitalized on the books of the lessee or is the substantial equivalent of the financing of the property so leased, (vi) any obligation of such Person to purchase securities or other property which arises out of or in connection with the sale of the same or substantially similar securities or property, (vii) any obligation of such Person secured by any Lien upon property, (viii) any Indebtedness of others secured by a Lien on any asset of such Person, and (ix) any Indebtedness of others guaranteed, directly or indirectly, by such Person.
     “Indemnified Person” has the meaning set forth in Section 9.11.
     “Indemnity” has the meaning set forth in Section 9.11.
     “Independent Engineer” means Kellogg Brown & Root, Inc.
     “Insurance Consultant” means AON Risk Services, Inc.
     “Interest Expense” means, for any period, the sum of (without duplication) (a) interest expense of the Companies, determined on a consolidated basis, required to be paid during such period (whether or not so paid) (which, in the case of Indebtedness incurred with original issue discount, shall include the accreted value for such period), except for interest expense required to be paid during such period with respect to any Subordinated Obligations, plus (b) all other financing fees and withholding tax gross-ups with respect to interest expense and financing fees required to be paid by the Companies, determined on a consolidated basis, during such period (whether or not so paid), including Commitment Fees, Maintenance Fees and Additional Amounts but excluding any such amounts in respect of or constituting Subordinated Obligations.
     “Interest Period” means the period (i) from and including the day following the immediately preceding Payment Date or, if later, the Closing Date (ii) to and including the next succeeding Payment Date or, if earlier, the Loan Maturity Date.
     “InterOil” means InterOil Corporation, a corporation organized and existing under the laws of New Brunswick, Canada.
     “Italian Turbine Contract” means the Purchase Agreement dated May 12, 1999 between the Borrower and GM Service srl in respect of the Borrower’s purchase of turbines for $1,350,000.
     “Lien” means any lien, pledge, mortgage, security interest, deed of trust, charge, assignment, hypothecation, title retention or other encumbrance on or with respect to, or any preferential arrangement having the practical effect of constituting a security interest with respect to the payment of any obligation with, or from the proceeds of, any asset or revenue of any kind.
     “Litigation Payment” has the meaning set forth in Section 9.10.
     “Loan” means, on any date, the aggregate of the outstanding unpaid principal amounts of the Notes then outstanding.
     “Loan Documents” has the meaning set forth in Section 4.02.
     “Loan Maturity Date” means December 31, 2012 or such earlier date on which the entire outstanding principal balance of the Loan shall be due and payable in full (whether by way of acceleration, mandatory prepayment or otherwise).
     “Local Currency” or “LC” means the official currency of Papua New Guinea or the Cayman Islands, as applicable.
     “Loss” has the meaning set forth in Section 9.11.
     “Maintenance Fee” has the meaning set forth in Section 2.09.
     “Material Adverse Effect” means a material adverse effect on (i) the Project, (ii) the business, operations, prospects, condition (financial or otherwise), or property of the Companies, the Sponsors (for so long as any of them have any financial obligations under the Sponsor Support Agreement), or any other Person whose continuing viability, because of its guaranty or other undertaking, is essential to the Project, (iii) the ability of the Companies or any other party to perform in a timely manner its material obligations under any of the Financing Documents, (iv) the validity or enforceability of any material provision of any Financing Document, (v) the rights and remedies of OPIC, if any, under any of the Financing Documents, or (vi) the Liens provided to OPIC under the Security Documents.
     “Net Income” means, with respect to any Person for any fiscal period, the net income of such Person for such period after Taxes but before extraordinary items, determined in accordance with U.S. GAAP.
     “Note” means any promissory note issued by the Borrower pursuant to this Agreement substantially in the form of Exhibit E.
     “Note Interest Rate” has the meaning set forth in Section 2.04(a).

     “O&M Agreement” means an operating and maintenance agreement in respect of the operation and maintenance of the Project satisfactory to OPIC in form and substance.
     “OHSP” shall have the meaning set forth in Schedule 6.12.
     “OPIC” means Overseas Private Investment Corporation, an agency of the United States of America.
     “OPIC Environmental Requirements” means the requirements set forth in the OPIC Environmental Handbook, April 1999.
     “OPIC Plaintiff” has the meaning set forth in Section 9.10.
     “OPIC Spread” means (x) prior to Project Completion, three percent (3.00%) per annum and (y) at and after Project Completion, three and one-half percent (3.50%) per annum.
     “Papua New Guinea” means the Independent State of Papua New Guinea.
     “Payment Date” means the thirtieth (30th) day of each June and the thirty-first (31st) day of each December, commencing December 31, 2000, until the Loan and all amounts due hereunder or under the Note are paid in full, unless such date is not a Business Day, in which case the Payment Date will be the next succeeding Business Day.
     “PC” means Petroleum Independent and Exploration Corporation, a corporation organized and existing under the laws of the State of Texas.
     “Person” means and includes (i) an individual, (ii) a legal entity, including a partnership, a joint venture, a corporation, a limited liability company or partnership, a trust, and an unincorporated organization, and (iii) a government or any department or agency thereof.
     “Phil Mulacek” and “Philippe Mulacek” mean Mr. Philippe Mulacek, who is the President and Chairman of PC as of the date hereof.
     “Physical Completion Certificate” has the meaning set forth in Section 2.05(b).
     “Physical Completion Conditions” has the meaning set forth in Schedule 2.05B.
     “Physical Completion Date” has the meaning set forth in Schedule 2.05B.

     “PIE” means PIE Group, LLC, a limited liability company organized and existing under the laws of the State of Delaware.
     “Potential Event of Default” means an event or condition that, with the passage of time or the giving of notice, or both, could constitute an Event of Default.
     “Preliminary Financial Plan” has the meaning set forth in Section 1.03.
     “Prepayment Premium” has the meaning set forth in Section 2.06.
     “Product Sales Agreement” means (i) the Shell Contracts and (ii) any other agreement between either or both of the Companies and any other parties for the purchase and sale of refined product produced by the Project (other than in connection with spot market sales in the ordinary course of business), in form and substance satisfactory to OPIC.
     “Project” means the construction and operation of a 32,500 barrels per day hydroskimming crude oil refinery in Papua New Guinea, as described in the Application.
     “Project Agreement” means the Project Agreement dated May 29, 1997 among Papua New Guinea, InterOil Pty Limited and the Borrower, as amended by the Extension Deed dated July 1, 1999 among Papua New Guinea, IL and the Borrower, as amended from time to time.
     “Project Completion” has the meaning set forth in the Sponsor Support Agreement.
     “Project Contracts” has the meaning set forth in Section 7.10.
     “Project Documents” has the meaning set forth in Section 4.02.
     “Prudent Industry Practice” shall mean those practices, methods, equipment specifications and standards of safety and performance, as the same may change from time to time, as are commonly used by crude oil refineries of a type, size and projected useful life similar to the Project as good, safe and prudent engineering practices in connection with the design, construction, operation, maintenance, repair and use of crude oil refineries and other equipment, facilities and improvements of such crude oil refineries, with commensurate standards of safety, performance, dependability, efficiency and economy.
     “Rights of Way” means all easements, rights-of-way, restrictions, encroachments and other similar charges, rights or encumbrances that are necessary for the operation and maintenance of the Project, including all utilities and interconnection facilities.

     “Security Agreement” means a security agreement among the Borrower. OPIC and any other parties thereto, satisfactory to OPIC in form and substance.
     “Security Documents” has the meaning set forth in Section 4.02.
     “Self-Monitoring Questionnaire” means the Annual Self-Monitoring Questionnaire attached hereto as Exhibit B, as the same may be revised and supplemented by OPIC from time to time.
     “Share Pledge Agreements” means the share pledge agreements among each of the Sponsors, the Companies and OPIC, in each case satisfactory to OPIC in form and substance.
     “Share Retention Agreements” means the share retention agreements among each of InterOil, PC, Phil Mulacek and OPIC, in each case satisfactory to OPIC in form and substance.
     “Shell Contracts”means (i) the Domestic Sale Agreement dated as of April 9, 2001 between IL and Shell Papua New Guinea Limited, (ii) the Export Marketing and Shipping Agreement dated as of March 23, 2001 between the Borrower and Shell International Eastern Trading Company Limited, (iii) the Agreement for the Sale and Purchase of Naphtha dated as of February 6, 2001 between the Borrower and Shell International Eastern Trading Company and (iv) the Shell Consent Deeds.
     “Shell Consent Deeds” means (i) the Shell Domestic Consent Deed and (ii) the Consent Deed to be entered into on or prior to the first Closing Date by the Borrower and Shell International Eastern Trading Company Limited, in each case substantially in the form of (and in any event the terms of which are no less favorable to OPIC than those contained in) the form of consent deed attached to that certain letter from the Companies to OPIC dated June 12, 2001.
     “Shell Domestic Consent Deed” means the Consent Deed to be entered into on or prior to the Transfer Date by IL, Shell Papua New Guinea Limited and Shell Oil Products (PNG) Limited.
     “Site” has the meaning set forth in Section 3.09.
     “Site Lease” means State Lease No. 04116/1499 in respect of land described as Portion 1499, Milinch Granville, Fourmil Moresby and State Lease 04116/1500 in respect of land described as Portion 1500, Milinch Granville, Fourmil Moresby, in each case as granted to IL pursuant to the Land Act (Chapter No. 185).
     “SPCC” has the meaning set forth in Schedule 6.12.

     “Specified Policies” has the meaning set forth in the Sponsor Support Agreement.
     “SPI” means S.P. InterOil, LDC, an international business company organized and existing under the laws of the Bahamas.
     “Sponsor Support Agreement” means the Sponsor Support Agreement dated as of the date hereof among the Companies, the Sponsors and OPIC.
     “Sponsors” means PIE and SPI.
     “Subordinated Lender” means SPI.
     “Subordinated Loan” means the aggregate amount outstanding, if any, from time to time under the Subordinated Loan Agreement.
     “Subordinated Loan Agreement” means a loan agreement, if any, between the Companies and the Subordinated Lender, satisfactory to OPIC in form and substance, pursuant to which the Subordinated Lender shall have agreed to make a subordinated loan to the Companies in accordance with Section 5.06.
     “Subordination Agreement” means the Subordination Agreement dated as of a date prior to the first Disbursement, among the Sponsors, the Companies and OPIC, satisfactory to OPIC in form and substance.
     “Subordinated Obligations” shall have the meaning set forth in the Subordination Agreement.
     “Supplemental Financial Statements” means a report prepared in accordance with U.S. GAAP, following the guidelines set forth in Exhibit C, prepared by the Companies’ independent accountants contemporaneously with each of the Companies’ Financial Statements, translating the Companies’ Financial Statements into Dollars and adjusting such Financial Statements to compensate for fluctuations in the exchange rate between the Local Currency and the Dollar.
     “Tangible Net Worth” means, as of any date for the Companies, (i) the total stockholders’ equity (including capital stock, paid-in capital and retained earnings, after deducting treasury stock and reserves) that would appear on the Companies’ Financial Statements prepared on a consolidated basis as of that date, less (ii) the aggregate book value of all intangible assets shown on the Companies’ Financial Statements (prepared on a consolidated basis) as of that date (including, without limitation, goodwill, patents, trademarks, trade names, copyrights, franchises, and unrealized appreciation of assets).

     “Tangible Net Worth Coverage Ratio” means, at any time, the ratio of the Companies’ Indebtedness, determined on a consolidated basis, to their Tangible Net Worth.
     “Taxes” has the meaning set forth in Section 2.11.
     “Transfer Date” has the meaning set forth in Clause 9.1 of Draft 12 of the Purchase and Sale Agreement, with draft date of April 6, 2001, between Shell Overseas Holdings Limited and InterOil.
     “Treasury Cost” means, with respect to a Note and the related Disbursement, a fixed rate of interest equal to the weighted average per annum discount rate (expressed as a bond equivalent yield on the basis of a year of 360 days and applied on a daily basis) for direct obligations of the United States of America having a maturity of five (5), seven (7), ten (10) or twenty (20) years, as applicable (the obligations with such applicable maturity being referred to as the “Treasury Securities”), set at the most recent auction of Treasury Securities conducted in the month immediately preceding such Disbursement, as published by the Board of Governors of the Federal Reserve System (in Statistical Release H.15 or any successor publication, or in the absence of such publication, by a press release). In the event that the results of any auction of Treasury Securities are not published as provided above, the results of the most recently reported auction of Treasury Securities conducted prior to such unreported auction shall continue to apply for purposes of determining the Treasury Cost until such time, if any, as the results of any subsequent auction of Treasury Securities shall again be so published. The applicable maturity for Treasury Securities shall be determined by selecting the maturity listed in this definition above that most closely approximates the maturity of such Disbursement (determined as provided in the following paragraph); provided that the applicable maturity of Treasury Securities shall be not less than the maturity in the relevant Disbursement Request.
     For purposes of determining the Treasury Cost with respect to any Disbursement, installments of the repayment of the Loan shall be allocated to Disbursements in direct order of maturity. Accordingly, for this purpose, the amount of each Disbursement shall be divided into installments of $4,500,000 (or, if applicable, fraction thereof) and shall be allocated to Payment Dates for which a full allocation of $4,500,000 has not previously been made, in direct chronological order. For purposes of determining the applicable maturity of Treasury Securities with respect to such Treasury Cost, the maturity in the relevant Disbursement shall be determined based on the term beginning on the date of such Disbursement and ending on the date of the latest installment which has been allocated to such Disbursement in accordance with this paragraph.

     “Uniform Credit Analysis Cash Flow Statement” means cash flow as determined according to the Uniform Credit Analysis Cash Flow attached hereto as Exhibit D.
     “U.S. GAAP” means generally accepted accounting principles in the United States of America in effect from time to time, applied on a consistent basis both as to classification of items and amounts.
     “U.S. Person” means (i) an entity created under the laws of the United States, any state, or territory thereof, or the District of Columbia (an “Entity”), more than fifty percent (50%) of the beneficial ownership of which is held by citizens of the United States and (ii) a wholly owned subsidiary of an Entity that satisfies the criteria set out in clause (i) of this sentence. An Entity shall satisfy the beneficial ownership criteria set forth in the preceding sentence if:
     (a) it is a stock insurance company and more than fifty percent (50%) of the beneficial ownership of its stock is held by citizens of the United States;
     (b) it is a mutual insurance company and policyholders representing more than 50% of the aggregate coverage issued by such mutual insurance company are citizens of the United States;
     (c) it is an insurance company purchasing for a separate account, as described under Rule 144A(a)(1)(i)(A) of the Securities Act, and more than fifty percent (50%) of the beneficial ownership of such separate account is held by citizens of the United States;
     (d) it is a registered investment company described under Rule 144A(a)(1)(i)(B) or Rule 144A(a)(1)(iv) of the Securities Act and the beneficial owners of more than fifty percent (50%) of its interests are citizens of the United States;
     (e) (i) it is an entity described under Rule 144A(a)(1)(i)(D) or (E) of the Securities Act (a “plan”) and the beneficiaries of more than fifty percent (50%) of the interests in such plan are citizens of the United States or (ii) it is a trust whose participants are exclusively plans as described under Rule 144A(a)(1)(i)(F) of the Securities Act and more than fifty percent (50%) of (A) the assets of such trust are held for the benefit of plans satisfying the criteria set forth in the clause (E)(i) and (B) the participants in such trust satisfy the criteria set forth in clause (E)(i);
     (f) it is an organization described in '501(c)(3) of the Internal Revenue Code and more than fifty percent (50%) of the identified beneficiaries of such organization are citizens of the United States; provided, however, that, if such organization does not have identified beneficiaries, it will satisfy the criteria set forth in clause (A) above if more than fifty percent (50%) of the persons controlling the investment decisions of such organization are citizens of the United States;
     (g) it is a corporation, partnership, or business trust and more than fifty percent (50%) of the stock, partnership interests, or trust interests, respectively, of such entity are beneficially owned by citizens of the United States;
     (h) it is a registered investment adviser or registered dealer and more than fifty percent (50%) of the ownership interests in such entity are beneficially owned by citizens of the United States or, if it is purchasing for an account other than its own, more than fifty percent (50%) of the ownership interests in such other account are beneficially owned by citizens of the United States; or
     (i) it is a bank or savings and loan association, more than fifty percent (50%) of the ownership interests of which are beneficially owned by citizens of the United States.
     A corporation owned under the laws of the United States or its states and territories shall be deemed to be a “U.S. Person” if more than fifty percent (50%) of its issued and outstanding stock is owned by U.S. citizens either directly or beneficially. Where shares of stock of a corporation with widely dispersed public ownership are held in the names of trustees or nominees, including, without limitation, stock brokerage firms, with addresses in the United States, such shares shall be deemed to be owned by U.S. citizens unless any of such corporation, OPIC, the Companies or the Sponsors has knowledge to the contrary. The beneficial ownership of U.S. corporations shall be determined by tracing back through any foreign ownership of their shares to the ultimate beneficial owners.
     The criteria set forth in (a) through (i) above are not intended to be exclusive and nothing herein will prevent an Entity that otherwise meets the criteria set forth in the first sentence of this definition from being a “U.S. Person” for purposes of this Agreement.
     “Worker Rights Requirements” has the meaning set forth in Section 7.10.
     “World Bank Guidelines” means (a) the World Bank 1998 Pollution and Abatement Handbook for (i) Petroleum Refining, (ii) General Environmental Guidelines and (iii) Monitoring Guidelines, (b) the International Finance Corporation General Health and Safety Guidelines and (c) the “Techniques for Assessing Industrial Hazards” included in the September 1985 World Bank Guidelines for Identifying, Analyzing, and Controlling Major Hazard Installation in Developing Countries with respect to environmental and safety issues associated with explosions, fire and other accidents.

     Section 1.02 . Interpretation. In this Agreement, unless otherwise indicated or required by the context:
     (a) Reference to and the definition of any document (including this Agreement) shall be deemed a reference to such document as it may be amended, supplemented, revised, or modified from time to time;
     (b) All references to an “Article”, “Section”, “Schedule”, or “Exhibit” are to an Article or Section hereof or to a Schedule or an Exhibit attached hereto;
     (c) The table of contents and article and section headings and other captions are for the purpose of reference only and do not limit or affect the meaning of the terms and provisions hereof;
     (d) Defined terms in the singular include the plural and vice versa, and the masculine, feminine and neuter gender include all genders;
     (e) Accounting terms not defined in Section 1.01 have the meanings given to them under U.S. GAAP. Where this Agreement requires that Financial Statements and Supplemental Financial Statements be prepared in accordance with U.S. GAAP, such Financial Statements and Supplemental Financial Statements may instead be prepared in accordance with IAS and reconciled with U.S. GAAP to the extent such Financial Statements and Supplemental Financial Statements are usually prepared in accordance with IAS;
     (f) The words “hereof”, “herein” and “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “include”, “includes”, and “including” mean include, includes and including “without limitation” and “without limitation by specification”;
     (g) Any reference to a time of day means the time of day in Washington, D.C.;
     (h) Terms capitalized for other than grammatical purposes which are defined in (i) the introductory paragraph hereof, (ii) the recitals hereof or (iii) the succeeding Sections hereof have the meanings ascribed to them therein; and
     (i) Phrases such as “satisfactory to OPIC”, “in such manner as OPIC may determine”, “to OPIC’s satisfaction”, “at OPIC’s election” and phrases of similar import authorize and permit OPIC to approve, disapprove, act or decline to act in its sole discretion.
     Section 1.03 . Financial Plan. A preliminary financial plan for the Project is set forth in Schedule 1.03 (the “Preliminary Financial Plan”). Prior to the first Disbursement of the Loan, a final financial plan for the Project (which shall reflect the executed version of the Construction Contract approved by OPIC) shall be agreed by OPIC and the Borrower (the “Approved Financial Plan”).
ARTICLE 2
Amount and Terms of the Loan
     Section 2.01 . Amount and Disbursement. (a) Commitment. Subject to the terms and conditions hereof, OPIC agrees to make, and the Borrower agrees to accept, a loan for the Project in the principal amount of not more than $85,000,000. Disbursements of the loan hereunder shall only be made from the date hereof through the end of the Commitment Period.
     (b) Disbursement; Term. Subject to the satisfaction of the conditions set forth in Articles 4 and 5, the Borrower may request a Disbursement of the Loan by delivering a Disbursement Request to OPIC not less than ten (10) Business Days prior to the Closing Date. Each Disbursement shall be evidenced by one or more (as OPIC may specify) Notes aggregating the principal amount of the Disbursement and dated the Closing Date. All Notes shall be issued for a term ending on or before the Loan Maturity Date and shall be consistent with the allocation of installments of repayment of the Loan used in determining the Treasury Cost for the corresponding Disbursement. The amount of the Loan shall not exceed the amount of the Commitment.
     (c) Number and Amount of Disbursements. The Loan hereunder shall be disbursed in not more than five (5) Disbursements. Each Disbursement shall be in an amount of not less than $5,000,000 and in multiples of $500,000 in excess thereof; provided that (i) the first Disbursement shall not exceed $31,000,000 (or such other amount as OPIC and the Borrower agree in the Approved Financing Plan) and (ii) after such first Disbursement, Disbursements and Contributed Amounts shall be made on a Dollar-for-Dollar basis until such time as all Contributed Amounts shall have been contributed in accordance with the Approved Financing Plan.
     Section 2.02 . Commitment Fee. Upon the execution and delivery of all of the Loan Documents and continuing through the Commitment Period, a commitment fee (the “Commitment Fee”) shall accrue on a daily basis at the rate of one-half of one percent (0.50%) per annum on the difference, calculated for each day during such period, between (i) the amount of the Commitment, and (ii) the aggregate amount of the Loan outstanding on such day. The Commitment Fee shall be payable in arrears to OPIC on each Payment Date and on the date of expiration of the Commitment Period.
     Section 2.03 . Cancellation of the Commitment. The Borrower may cancel all or any part of the Commitment at any time upon giving written notice to OPIC of the amount canceled. There shall be no cancellation fee. Any part of the Commitment not disbursed at the end of the Commitment Period shall be deemed to have been canceled.
     Section 2.04 . Interest. (a) Note Interest Rate. On each Payment Date, commencing with the first such date to occur at least six months after the date of the first Disbursement, the Borrower shall pay interest in arrears to the order of OPIC on the daily outstanding principal balance of each Note, less any amount of principal on which interest is payable at the Default Rate pursuant to Section 2.04(b), at a rate per annum equal to the sum of the following (the “Note Interest Rate”):
          (i) The Treasury Cost applicable to such Note; and
          (ii) The OPIC Spread.
     (b) Default Interest. If the Borrower fails to pay in full when due any amount of principal or interest on any Note, the Borrower shall, on demand, or, if no demand, on each Payment Date, pay interest in arrears to the order of OPIC on the amount of the defaulted payment, from the date of such payment default until the date on which such defaulted amount is paid in full, at a rate per annum (the “Default Rate”), in lieu of the Note Interest Rate and to the extent permitted by applicable law, equal to the sum of the following:
          (i) The Note Interest Rate; and
          (ii) Two percent (2.0%) per annum.
     Section 2.05 . Repayment of the Loan. (a) The Borrower shall repay the Loan in installments of $4,500,000 (or, if less, the outstanding principal balance of the Loan) payable on each Payment Date commencing on the earlier of (i) the first Payment Date to occur at least six (6) months after the Physical Completion Date and (ii) December 31, 2003.
     (b) The Borrower shall furnish OPIC with a certificate substantially in the form of Schedule 2.05B (the “Physical Completion Certificate”) certifying the Physical Completion Date promptly after the occurrence of the Physical Completion Conditions.
     Section 2.06 . Voluntary Prepayment. On any date following the last day of the Commitment Period, the Borrower may, upon thirty (30) Business Days’ prior notice to OPIC, prepay the Loan in whole or in part upon the payment to OPIC of a prepayment premium (the “Prepayment Premium”) of (i) three percent (3%) of the Loan amount prepaid during the year immediately following the last day of the Commitment Period, (ii) two percent (2%) of the Loan amount prepaid during the year immediately following the first anniversary of the last day of the Commitment Period, and (iii) one percent (1%) of the Loan amount prepaid during the year immediately following the second anniversary of the last day of the Commitment Period; no Prepayment Premium shall be payable following the third anniversary of the last day of the Commitment Period. The amount of any such voluntary prepayment shall be a minimum of $5,000,000 (or such lesser amount necessary to prepay the Loan in full) and shall be applied to the repayment schedule provided for in Section 2.05 in the inverse order of maturity.
     Section 2.07 . Mandatory Prepayment. The Borrower shall reduce the amount of the Loan:
     (a) by the amount by which (i) the aggregate amount of insurance proceeds received by the Companies for or in respect of their properties or assets on a consolidated basis during any Fiscal Year, which are not applied or committed within 180 days after the receipt thereof to the repair or replacement of such assets, exceeds (ii) $500,000; and
     (b) as and to the extent necessary so that in any Fiscal Year the sum of
     (i) the amount of cash distributions paid by the Companies to their shareholders in respect of any of their capital stock, including dividends and share redemptions referred to in Section 7.04, in such Fiscal Year and
     (ii) the amount of payments by the Companies to the Sponsors referred to in Section 7.06 in such Fiscal Year does not exceed the principal and interest on the Loan paid to OPIC in such Fiscal Year.
     The Loan prepayment resulting from this Section 2.07 shall have the same effect as if such prepayment occurred pursuant to Section 2.06, except that no Prepayment Premium shall be payable and the quantum of the Loan being prepaid need not be a minimum of $5,000,000.
     Section 2.08 . Facility Fee. The Borrower shall pay OPIC a facility fee (the “Facility Fee”) in the amount of one percent (1%) of the amount of the Commitment as of the date hereof or $850,000, of which $90,000 has previously been paid to OPIC. The outstanding balance of $760,000 shall be due and payable upon the execution and delivery of all of the Loan Documents by the Companies.
     Section 2.09. Maintenance Fee. The Borrower shall pay to OPIC an annual maintenance fee (the “Maintenance Fee”) in the amount of $100,000 on the first Payment Date on which a payment of principal of the Loan is scheduled and on each anniversary of such Payment Date, so long as any portion of the Loan remains outstanding.
     Section 2.10. Waiver and Amendment Fees. Waivers and amendments to this Agreement may be subject to additional fees at OPIC’s discretion.
     Section 2.11. Taxes. (a) All sums payable by the Borrower hereunder or under the Notes, whether of principal, interest, fees, expenses or otherwise, shall be paid in full, free of any deductions or withholdings for any and all present and future taxes, levies, imposts, stamps, duties, fees, assessments, deductions, withholdings, and other governmental charges, and all liabilities with respect thereto (collectively referred to as “Taxes”). In the event that the Borrower is prohibited by law from making payments hereunder or under the Notes free of such deductions or withholdings, then the Borrower shall pay such additional amount (an “Additional Amount”) as may be necessary in order that the actual amount received after such deduction or withholding shall equal the full amount stated to be payable hereunder or under the Notes.
     (b) The Borrower shall pay directly to all appropriate taxing authorities any and all present and future Taxes, and all liabilities with respect thereto imposed by law or by any taxing authority on or with regard to any aspect of the transactions contemplated by this Agreement or the execution and delivery of this Agreement or the Notes, except for any Taxes or other liabilities that the Borrower is contesting in good faith by appropriate proceedings, provided that the Borrower hereby indemnifies OPIC and holds OPIC harmless from and against any and all liabilities, fees or additional expense with respect to or resulting from any delay in paying, or omission to pay, Taxes. Within thirty (30) days after the payment by the Borrower of any Taxes, the Borrower shall furnish OPIC with the original or a certified copy of the receipt evidencing payment thereof, together with any other information OPIC may reasonably require to establish to its satisfaction that full and timely payment of such Taxes has been made.
     (c) OPIC shall notify the Borrower of any payment of Taxes required or requested of it and shall give due consideration to any advice or recommendation given in response thereto by the Borrower, and upon notice from OPIC that Taxes or any liability relating thereto (including penalties and interest) have been paid, the Borrower shall pay or reimburse OPIC therefor within thirty (30) days of such notice.
     (d) Without prejudice to the survival of any other agreement of the Borrower hereunder, the agreements and obligations of the Borrower contained in this Section 2.11 shall survive the payment in full of principal and interest hereunder and under the Notes.

     Section 2.12. Miscellaneous. (a) Payment or Reimbursement of Expenses. The Borrower shall pay or reimburse OPIC, upon request, OPIC’s reasonable out-of-pocket costs and expenses incurred in connection with the negotiation, preparation, execution and delivery, and implementation of this Agreement, the Notes, and the other Financing Documents, including (i) the fees and expenses of outside legal counsel and business consultants (it being understood that OPIC shall consult with the Sponsors prior to engaging any such legal counsel or consultants but shall not require the Sponsors’ consent to engage any such persons) and (ii) the costs of communications, the preparation of any documents, the authentication, registration and recordation of any of the Financing Documents, the preparation of bound volumes of the Financing Documents for OPIC’s use, and the termination of the Liens created pursuant to the Security Documents. The Borrower shall also reimburse OPIC upon demand for all costs and expenses, including attorneys’ fees and expenses and the cost of travel incurred by OPIC in preserving in full force and effect or enforcing its rights hereunder or under any of the Financing Documents and all reasonable costs and expenses, including attorneys’ fees and expenses and the cost of travel incurred by OPIC in connection with the modification, amendment or waiver of any provision of any such document, including release of the Liens in favor of OPIC arising under the Security Documents.
     (b) Currency and Place of Payment. All payments required hereunder shall be made in Dollars in immediately available funds without any offset or deduction for Taxes or otherwise to OPIC at the following address:
     If sent by wire transfer (via a United States domestic bank):
U.S. Treasury Department
New York, New York
ABA No. 0210-3000-4 TREASNYC/CTR/BNF=AC71000001
OBI=OPIC Loan No. 889-2000-218-DI
     (c) Computation of Interest on Notes and Fees. Except as otherwise provided herein or in any Note, interest (including the OPIC Spread), default interest, the Commitment Fee and any other fees shall accrue on a daily basis and shall be computed on the basis of 360-day years composed of twelve (12) thirty (30)-day months.
     (d) Application of Payments to OPIC. Payments received by OPIC under this Agreement or with respect to any Note shall be applied to amounts due under this Agreement and under the Notes in such manner as OPIC may determine to be appropriate, notwithstanding any instruction to the contrary from the Borrower.

ARTICLE 3
Representations And Warranties
     The Borrower represents, covenants, and warrants to OPIC that:
     Section 3.01. Existence And Power Of The Companies. The Borrower is a corporation duly organized, validly existing, and in good standing under the laws of the Cayman Islands. IL is a corporation duly organized, validly existing, and in good standing under the laws of Papua New Guinea. Each Company is duly authorized to do business in each jurisdiction in which its business makes such authorization necessary, has the requisite power to own and operate its properties, to carry on its business and the Project, to borrow money and create a charge on its properties and to execute, deliver, and perform this Agreement, the Notes, and each of the other Financing Documents to which it is or will be a party.
     Section 3.02. Authority Of The Companies. The execution, delivery, and performance by the Borrower of this Agreement and the Notes, and by each Company of each of the other Financing Documents to which it is or will be a party: (i) have been duly authorized by all necessary action, corporate or otherwise; (ii) will not violate any applicable regulation or ruling of any Governmental Authority; and (iii) will not breach, or result in the imposition of any Lien upon any of its assets (except as permitted by Section 7.01) under, any of its Charter Documents or any agreement or other requirement by which it or any of its properties may be bound or affected. The execution and delivery by the Borrower of this Agreement and the Notes, and by each Company of each of the other Financing Documents to which it is or will be a party will cause each such respective instrument to constitute a legal, valid, and binding obligation of such Company enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, or other similar laws affecting the enforcement of creditors’ rights generally or general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law). Except for consents referred to in Section 3.10, no consent of any other Person, including shareholders of either Company (except for the Shareholders of IL, which consent has been obtained and is in full force and effect) is required in connection with the execution, delivery, performance, validity, or enforceability of any of the Financing Documents. Subject to Section 7.01(d), the obligations of the Borrower hereunder and under the Notes will rank not less than pari passu with all of the Borrower’s other Indebtedness and obligations, and the Borrower shall cause the obligations of IL under the Downstream Loans to rank not less than pari passu with all of IL’s other Indebtedness and obligations.
     Section 3.03. Financial Condition. The Companies’ audited Financial Statements, dated December 31, 2000, which have been furnished to OPIC, are complete and correct and fairly present its financial condition and results of its operations for the period then ended. The Companies have no contingent obligation, liability for Taxes, material or long-term commitment, or outstanding Indebtedness of any kind except as disclosed in such Financial Statements. There has been no change in either Company’s financial condition or prospects from that set forth in such Financial Statements that could have a Material Adverse Effect, and since the date thereof no dividend or other distribution has been declared or paid to such Company’s shareholders.
     Section 3.04. Capitalization of the Companies. (a) Subject to modification pursuant to the last sentence of this clause (a), the authorized capital of the Borrower consists of the following classes of capital stock: 100 shares of non-participating voting ordinary shares, par value $1.00 per share, of which 100 shares are issued and outstanding and which are held by SPI; and 24,000,000 shares of participating non-voting ordinary shares, par value $0.01 per share, of which 13,984,482 shares are issued and outstanding and of which 13,087,040 are held by SPI and 897,542 are held by Enron Papua New Guinea. All such capital stock of the Borrower has been duly authorized and validly issued, and is fully paid and nonassessable. There are no outstanding subscriptions, options, warrants, calls, agreements, preemptive rights, acquisition rights, redemption rights or any other rights or claims of any character that restrict the transfer of, require the issuance of, or otherwise relate to any class of the capital stock of the Borrower. Subject to OPIC’s approval, the authorized and issued share capital of the Borrower may be increased as necessary in order to allow contributions of equity to the Project; the amount of any such increase shall be notified promptly to OPIC in writing.
     (b) Subject to modification pursuant to the last sentence of this clause (b), the issued share capital of IL consists of 2 ordinary shares, 10 class A ordinary shares, and 499,990 class B ordinary shares. All such issued share capital of IL has been duly authorized and validly issued, and is fully paid and nonassessable. There is no unissued share capital of IL. There are no outstanding subscriptions, options, warrants, calls, agreements, preemptive rights, acquisition rights, redemption rights or any other rights or claims of any character that restrict the transfer of, require the issuance of, or otherwise relate to any class of the issued share capital of IL. All the issued share capital of IL is owned beneficially and of record by the Borrower. Subject to OPIC’s approval, the issued share capital of IL may be increased as necessary in order to allow contributions of equity to the Project; the amount of any such increase shall be notified promptly to OPIC in writing.
     Section 3.05. Subsidiaries. Except for the interest of the Borrower in IL, neither Company owns or otherwise controls any voting stock of, or has any ownership interest in, any other Person, including any other corporation or partnership.

     Section 3.06. Liens. Except as permitted in Section 7.01, the Security Documents are, or upon filing and registration will be, effective to create in favor of OPIC legal, valid, and enforceable first Liens on all of each Company’s assets intended to be covered thereby. Neither Company has outstanding, nor is it contractually bound to create, any Lien on or with respect to, any of its properties, rights or revenues, except as permitted in Section 7.01.
     Section 3.07. Taxes and Reports. All tax returns and reports of the Borrower required by law to be filed in the Cayman Islands and each governmental subdivision thereof and all tax returns and reports of IL required by law to be filed in Papua New Guinea and each governmental subdivision thereof have been duly filed for periods ending prior to the date of this Agreement, and all Taxes, assessments, fees and other governmental charges due or reasonably anticipated to become due in respect of each Company, or any assets, income, or franchises of such Company, that if not paid could have a Material Adverse Effect, have been duly paid or have been adequately provided for on the books of such Company.
     Section 3.08. Defaults. No Default has occurred and is continuing. Neither Company or any other party is in breach of any provision of any contract to which such Company is a party, which breach could have a Material Adverse Effect.
     Section 3.09. Litigation. No action, suit, other legal proceeding, arbitral proceeding, claim or investigation is pending by or before any domestic or foreign court, Governmental Authority or in any arbitral or other forum or is threatened, against either Company or any of its properties or rights that (i) relates to any of the transactions contemplated by this Agreement or any other Financing Document, or (ii) has, or if adversely determined could have, a Material Adverse Effect. No action (including any non-judicial or administrative action) is pending or threatened by any persons residing, whether permanently or temporarily, on or in the vicinity of the land which is the subject of the Site Lease (the “Site”) which may materially interrupt access to the Site or which may otherwise have a Material Adverse Effect.
     Section 3.10. Compliance with Law; Corrupt Practices. (a) Each Company is conducting its business in compliance with all applicable laws, regulations and Authorizations, non-compliance with which could have a Material Adverse Effect, and in compliance with its Charter Documents. Neither the making of any Financing Document to which either Company is a party nor (when all the Authorizations referred to in Section 4.04 have been obtained) the compliance with its terms will conflict with or result in a breach of any of the terms, conditions or provisions of, or constitute a default or require any consent under, any indenture mortgage, agreement or other instrument or arrangement to which such Company is a party or by which it is bound, or violate any of the terms or provisions of such Company’s Charter Documents or any Authorization, judgment, decree or order or any statute, rule or regulation applicable to such Company.
     To the best of such Company’s knowledge, after due inquiry:
          (i) the Authorizations specified in Schedule 4.04 are all the Authorizations (other than Authorizations that are of a routine nature and are obtained in the ordinary course of business) needed by such Company to conduct its business, carry out the Project and execute, and comply with its obligations under, this Agreement and each of the other Financing Documents to which it is a party;
          (ii) all Authorizations specified in Section (1) of Schedule 4.04 have been obtained and are in full force and effect; and
          (iii) such Company has applied (or is making arrangements to apply) for all Authorizations specified in Section (2) of Schedule 4.04, and has no reason to believe that it will not obtain those Authorization in a timely manner.
     (b) Without limiting the effect of clause (a), each Company and its officers, directors, employees, and agents have complied with all applicable Corrupt Practices Laws in obtaining any consents, licenses, approvals, authorizations, rights, and privileges in respect of the Project, and are otherwise conducting the Project and the business of the Company in compliance with applicable Corrupt Practices Laws. Each Company’s internal management and accounting practices and controls are adequate to ensure compliance with applicable Corrupt Practices Laws.
     Section 3.11. Easements, Property Interests, Utilities, Etc. Except as set forth in Schedule 3.11, all easements, leasehold and other property interests (including, without limitation, ownership and other rights with respect to the Contributed Equipment), and all utility and other services, means of transportation, facilities, other materials and other rights that can reasonably be expected to be necessary for the construction, completion and operation of the Project in accordance with applicable requirements of law and the Financing Documents (including, without limitation, gas, electrical, water and sewage services and facilities) have been procured or are commercially available to the Project, and, to the extent appropriate, arrangements have been made on commercially reasonable terms for such easements, interests, services, means of transportation, facilities, materials and rights. No material licenses, trademarks, patents or other similar agreements are necessary for the construction, ownership, operation and maintenance of the Project.

     Section 3.12. Environmental Matters. Each Company has duly complied with, and its business, operations, assets, equipment, property, leaseholds, and other facilities are materially in compliance with, the provisions of all applicable environmental, health and safety laws, codes and ordinances, and all rules and regulations promulgated thereunder, with the OPIC requirements and with the World Bank Guidelines. Each Company (x) has been issued and will maintain all required permits, licenses, certificates and approvals relating to, and (y) has received no complaint, order, directive, claim, citation or notice by any Governmental Authority or any Person with respect to: (i) air emissions, (ii) discharges to surface water or ground water, (iii) noise emissions, (iv) solid or liquid waste disposal, (v) the use, generation, storage, transportation or disposal of toxic or hazardous substances or wastes, or (vi) other environmental, health or safety matters.
     Section 3.13. Project Cost and Project Completion. Each Company’s preliminary good faith estimate of the total cost of the Project (including provisions for contingencies) is the equivalent of $191,000,000 (at InterOil Book Value) based on the Preliminary Financial Plan, and such Company’s good faith estimate of the date on which it will achieve Project Completion is a date not later than December 31, 2004.
     Section 3.14. Disclosure. All documents, reports or other written information pertaining to the Project (including, without limitation, the Application, this Agreement, and the other Financing Documents) that have been furnished to OPIC were when furnished true and correct and did not at such time contain any material misstatement of fact or omit to state a material fact or any fact necessary to make the statements contained herein or therein not materially misleading. There is no fact known to either Company, that has not been disclosed to OPIC in writing, the existence of which could have a Material Adverse Effect. No condition has arisen since the date of the Application that has or could have a Material Adverse Effect.
     Section 3.15. Suspension and Debarment. No event has occurred and no condition exists that is likely to result in the debarment or suspension of either Company from contracting with the U.S. Government or any agency or instrumentality thereof, and neither Company is now and has been subject to any such debarment or suspension.
     Section 3.16. Certain Contracts. Neither Company is party to any contract (x) relating to the design and construction of the Project other than (i) the Construction Contract and (ii) the Italian Turbine Contract or (y) for the lease of equipment or facilities for the Project, in either case exceeding a value of $500,000.

     Section 3.17. Specified Policies. Each of the Specified Policies is in full force and effect and no event which constitutes or could, with the passage of time or the giving of notice, reasonably be expected to constitute a default thereunder has occurred and is continuing; provided that this representation and warranty is not required to be true prior to the first Closing Date.
ARTICLE 4
Conditions Precedent To First Disbursement
     Unless OPIC otherwise agrees in writing, the obligation of OPIC to make the first Disbursement of the Loan is subject to the prior fulfillment, to OPIC’s satisfaction, of the following conditions precedent and to their continued fulfillment on the date of the first Disbursement:
     Section 4.01. Corporate Authorization. (a) OPIC shall have received a certificate of an Authorized Officer of each Company, dated the Closing Date, satisfactory to OPIC in form and substance:
          (i) attaching a copy of each of the Charter Documents of such Company, as amended to date, certifying that the attached copies are true and complete and in full force and effect as of the Closing Date, together with evidence satisfactory to OPIC that such documents have been approved or registered, as applicable, by the competent governmental agencies and authorities in the Cayman Islands or Papua New Guinea, as applicable;
          (ii) attaching a copy of the resolutions of the Board of Directors of such Company, and of all documents evidencing any other necessary corporate action (each such resolution and document satisfactory to OPIC in form and substance), authorizing it to execute, deliver and perform this Agreement, the Notes, and each of the other Financing Documents to which it is or will be a party and to engage in the transactions herein contemplated, and certifying that the attached copies are true and complete and in full force and effect as of the Closing Date; and
          (iii) certifying the names, titles and specimen signatures of the Persons who are authorized to execute and deliver on behalf of such Company this Agreement, the Notes, each of the other Financing Documents to which it is or will be a party and all other notices or instruments contemplated hereunder.
     (b) OPIC shall have received a certificate of an Authorized Officer of each Sponsor, dated the Closing Date, satisfactory to OPIC in form and substance:

          (i) attaching a copy of each of the Charter Documents of such Sponsor, as amended to date, certifying that the attached copies are true and complete and in full force and effect as of the Closing Date, together with evidence satisfactory to OPIC that such documents have been approved by the competent governmental agencies and authorities in the Bahamas or the State of Delaware, as applicable;
          (ii) attaching a copy of the resolutions of the Board of Directors (or other similar body, if applicable) of such Sponsor, and of all documents evidencing any other necessary corporate or limited liability company action, as applicable (each such resolution and document satisfactory to OPIC in form and substance), authorizing it to execute, deliver and perform each of the Financing Documents to which it is or will be a party and to engage in the transactions herein contemplated, and certifying that the attached copies are true and complete and in full force and effect as of the Closing Date; and
          (iii) certifying the names, titles and specimen signatures of the Persons who are authorized to execute and deliver on behalf of the Sponsor each of the Financing Documents to which it is or will be a party and all other notices or instruments contemplated hereunder.
     Section 4.02. Financing Documents. OPIC shall have received the following documents, each of which shall be satisfactory to OPIC in form and substance, each of which shall have been duly executed by the parties thereto and each of which shall be in full force and effect in accordance with its terms without default:
     (a) OPIC shall have received duly executed originals (or, at OPIC’s election, a true and complete copy) of each of the following agreements and documents (the “Loan Documents”):
          (i) this Agreement;
          (ii) any Notes issued in connection with the Disbursement;
          (iii) the Sponsor Support Agreement, together with all documents providing for collateral security or other credit support in connection therewith;
          (iv) the Collateral Account Agreement;
          (v) the Security Agreement;
          (vi) the Subordination Agreement (if any);

          (vii) the Share Pledge and Retention Agreements;
          (viii) the Share Retention Agreements; and;
          (ix) the Downstream Loan Documents.
     (b) OPIC shall have received duly executed originals (or, at OPIC’s election, a true and complete copy) of the following agreements and documents (the “Security Documents”):
     Security for the Loan and the Downstream Loans shall be determined by OPIC, and documented to the satisfaction of OPIC, in consultation with OPIC’s local counsel and shall include, at OPIC’s discretion, a valid, first-ranking (except that Liens permitted under Section 7.01(d) may rank ahead of the Liens under the Security Documents), and perfected (or otherwise enforceable against all persons to the fullest extent possible in each relevant jurisdiction) lien or charge on, or security interest in, all of the Companies’ assets, whether now or hereafter acquired, tangible or intangible, including, without limitation, all accounts receivable, inventory, general intangibles, equipment, real and personal property, accounts, rights under relevant project agreements, and such other security as OPIC requires, and by a pledge of all of the Companies’ stock owned by SPI and the Borrower.
     Each Lien created pursuant to the Security Documents (i) to the extent it arises or attaches under the Uniform Commercial Code of any jurisdiction in the United States, shall be perfected and (ii) in all other cases, shall be enforceable against the relevant Company and any holder of a subsequently established Lien (including a judgment lien), holder of a fixed or floating charge, or transferee for or not for value, in bulk, by operation of law, for the benefit of creditors, or otherwise. Each of the Security Documents shall be in full force and effect and shall have been duly filed and registered or recorded in every jurisdiction in which such filing and registration or recording is necessary to make valid and effective the Liens intended to be created thereby, and the rights of OPIC thereunder, and OPIC shall have received evidence satisfactory to it that such filing and registration or recording has been made.
     (c) OPIC shall have received copies of the following agreements, each of which shall be satisfactory to OPIC in form and substance, shall have been duly executed by the parties thereto and shall have been certified by an Authorized Officer of each Company as being true and complete and in full force and effect in accordance with its terms without default (the “Project Documents”):
          (i) the Project Agreement;

          (ii)any Subordinated Loan Agreement;
          (iii)the Construction Contract;
          (iv) the Product Sales Agreements;
          (v) any Feedstock Supply Agreement(s);
          (vi) the EPC Guarantee;
          (vii) the Site Lease;
          (viii) the Rights of Way;
          (ix) all contracts to provide services to the Project exceeding a value of $500,000; and
          (x) any other agreements material to the Project.
The Loan Documents, the Security Documents, and the Project Documents, together with any other agreements or instruments pursuant to which the Loan or any portion thereof is made to the Borrower, are collectively referred to herein as the “Financing Documents.”
     (d) OPIC shall have received satisfactory evidence, which evidence shall include certificates of Authorized Officers of the Companies, that all conditions to the obligations of the parties (other than OPIC) to the Financing Documents (other than the Shell Contracts) have been satisfied or waived in accordance with the terms of the Financing Documents.
     Section 4.03. Approved Financial Plan. (a) The Company and OPIC shall have agreed upon the Approved Financial Plan (which shall reflect the executed version of the Construction Contract approved by OPIC), (b) the Sponsors or other entities acceptable to OPIC have made to the Companies a fully paid-in equity contribution of at least $55,000,000 (exclusive of the amounts contemplated in Section 4.13) consisting of Contributed Equipment and Development Costs (in each case at OPIC’s valuation as set forth in the Approved Financial Plan) on terms satisfactory to OPIC and in accordance with the Approved Financial Plan, (c) the Companies, either directly or indirectly, have acquired complete marketable title rights to such Contributed Equipment, subject only to Liens permitted under Section 7.01 and (d) OPIC shall be satisfied that the Sponsors have available, either in the form of cash or cash equivalents or equity commitments from creditworthy entities on terms and conditions satisfactory to OPIC, sufficient resources to fund on a timely basis all requirements to provide equity capital to the Companies in accordance with the requirements of the Approved Financial Plan and the Construction Contract.

     Section 4.04. Government Approvals. The Companies shall have obtained, and provided to OPIC copies of, all Authorizations listed in Sections (1) and (2) of Schedule 4.04, and such other Authorizations not listed in such Sections that may become necessary for:
          (i) the Loan;
          (ii) the obligations of IL under the Downstream Loan Documents;
          (iii) the businesses of the Companies as presently conducted and contemplated to be conducted;
          (iv) the Project and the implementation of the Approved Financial Plan;
          (v) the due execution, delivery, validity and enforceability of, and performance by, the Companies of their obligations under, this Agreement, the other Financing Documents and any other documents (in each case to the extent such Company is a party thereto) necessary to the implementation of any of those agreements or documents; and
          (vi) the remittance to OPIC or its assigns in Dollars of all monies payable with respect to the Financing Documents;
     and all such Authorizations are in full force and effect.
     Section 4.05. Land. OPIC shall have received evidence in form and substance satisfactory to it that the Companies, either directly or indirectly, have acquired complete marketable title or complete leasehold rights to the land necessary for the Project, subject only to Liens permitted under Section 7.01.
     Section 4.06. Insurance. (a) OPIC shall have received from the insurer evidence of required coverages in accordance with items (E) and (F) of Schedule 6.05.
     (b) The Insurance Consultant shall have provided OPIC with a report, in form and substance satisfactory to OPIC and on which OPIC is expressly permitted to rely, confirmed by the Insurance Consultant as of the date of the first Disbursement, indicating that such insurance is effective and provides coverage for the Project consistent with the customs and practices of limited recourse financing for international projects.
     Section 4.07. Approval of Construction Contract. OPIC shall have received a report, satisfactory to OPIC in form and substance, from the

Independent Engineer that the technical, design and other specifications set forth in the Construction Contract satisfy the requirements of the Independent Engineer.
     Section 4.08. Due Diligence. OPIC shall have completed to its satisfaction its due diligence investigation of the Project and matters relating thereto and to the Loan Documents (including, without limitation, environmental issues raised by the Environmental Report or otherwise, the issues identified in Schedule 4.08 and issues relating to the Construction Contract and to approvals of the Bank of Papua New Guinea), and the results of such investigation shall be satisfactory to OPIC.
     Section 4.09. Appointment of Agent. OPIC shall have received evidence that: (i) the agent for service of process referred to in Section 8.03 has been duly appointed and holds such appointment without reservation until the Borrower is no longer obligated under this Agreement or any Note, together with evidence of the prepayment in full of the fees of such agent; (ii) the agent for service of process referred to in the Sponsor Support Agreement has been duly appointed and holds such appointment without reservation until the Borrower is no longer obligated under this Agreement or any Note, together with evidence of the prepayment in full of the fees of such agent; and (iii) the agent for service of process referred to in each other Financing Document pursuant to which the appointment of such agent is required has been duly appointed and holds such appointment without reservation until the Borrower is no longer obligated under this Agreement or any Note, together with evidence of the prepayment in full of the fees of such agent.
     Section 4.10. Legal Opinions. OPIC shall have received the following written opinions, dated the Closing Date, in respect of the first Disbursement, satisfactory to OPIC in form and substance:
          (i) of Allens Arthur Robinson, its special Papua New Guinea Counsel;
          (ii) of Epstein, Becker & Green, PC, New York legal counsel to the Companies and the Sponsors;
          (iii) of Gadens Lawyers, Papua New Guinea counsel to the Companies and the Sponsors;
          (iv) of Maples and Calder, Cayman Islands counsel to the Borrower; and
          (v) of Lobosky and Lobosky, Bahamas counsel to SPI.
     Section 4.11. Management Control. OPIC shall have received satisfactory evidence, which evidence shall include copies of the Charter

Documents of the Sponsors and the Companies, that the Sponsors and Phil Mulacek have adequate contractual and legal rights (as determined by OPIC in its sole discretion) such that SPI will retain Control of the Companies, that Phil Mulacek will retain Control of PC, and that PC will remain the general manager of the Sponsors.
     Section 4.12. Other Documents. OPIC shall have received such other certificates, opinions, agreements and documents, each satisfactory to OPIC in form and substance, as it may reasonably request.
     Section 4.13. Debt Service Reserve Account. The Debt Service Reserve Account shall have been fully funded in the amount of $8,500,000 in cash or cash equivalents (e.g. letters of credit) from creditworthy entities on terms and conditions satisfactory to OPIC.
ARTICLE 5
Conditions Precedent to Each Disbursement
     Unless OPIC otherwise agrees in writing and save as otherwise provided herein, it shall be a condition precedent to the Borrower’s right to each Disbursement (including the first Disbursement), that each of the following conditions be satisfied on the date of any such Disbursement:
     Section 5.01. Representations and Defaults. The representations and warranties set forth in Article 3 shall be true and correct in all material respects in respect of the facts and circumstances then subsisting on the date of such Disbursement as if made on such date, and on such date no Default shall have occurred and be continuing.
     Section 5.02. Change in Circumstances. At the time of each Disbursement, no circumstance shall exist, and no change of law or regulation of any Governmental Authority shall have occurred, that could have a Material Adverse Effect.
     Section 5.03. Certification. Each Company shall have furnished OPIC with a certificate of an Authorized Officer of such Company, dated the date of such Disbursement, satisfactory to OPIC in form and substance (i) certifying the satisfaction of the conditions set forth in Sections 5.01 and 5.02, (ii) setting forth the Project costs to which any prior Disbursements have been applied and (iii) setting forth the Project costs to which the present Disbursement will be applied and certifying that the proceeds of this Disbursement are anticipated to be needed for these purposes prior to the next Disbursement, and that, to the extent such proceeds are not so applied or are not anticipated to be applied within the following 30 days, such proceeds will be held by a financial institution satisfactory to OPIC in an account that is pledged or charged to OPIC in a manner satisfactory to it (it being understood that each withdrawal from such account shall (a) absent a Default, be at the discretion of th Borrower without the need for any approval by OPIC or the financial institution at which the account is held, but, if a Default has occurred and is continuing, will require OPIC’s consent and (b) constitute a deemed representation by the Borrower that the amounts so withdrawn shall be applied to the Project costs set forth in such certificate).
     Section 5.04. Financial Information and Construction Progress. Not less than ten (10) Business Days before the Closing Date, OPIC shall have received: (i) any Financial Statements, reports, and other information that the Companies, pursuant to Section 6.07, would otherwise be required to furnish to OPIC on or before the Closing Date, and (ii) evidence, satisfactory to OPIC in form and substance, that sufficient progress has been made in the construction of the Project to proceed with such Disbursement.
     Section 5.05. Payment or Reimbursement of Expenses. All fees and other amounts due to OPIC with respect to the making of the Loan, and all other amounts payable or reimbursable by the Companies in connection with the making of the Loan, shall have been paid, including, but not limited to, (i) the Commitment Fee, (ii) the Facility Fee, (iii) the Maintenance Fee, (iv) any Taxes and Additional Amounts payable pursuant to Section 2.11, and (v) any amounts payable pursuant to Section 2.12(a), including the fees and expenses of OPIC legal counsel and business consultants and the costs of registration and recordation of any of the Financing Documents.
     Section 5.06. Sponsor Investment. OPIC shall have received satisfactory evidence, which evidence shall include certificates of the Companies’ independent accountants and certified copies of relevant stock certificates, that the Sponsors or other entities acceptable to OPIC have made to the Companies a fully paid-in cash equity contribution or a contribution of a combination of equity and subordinated debt, cash, assets (other than the Contributed Equipment and Development Costs paid under Section 4.03) and, to the extent approved by OPIC for this purpose, Project costs incurred as of the date hereof, in each case satisfactory to OPIC, on terms satisfactory to OPIC and in accordance with the Approved Financial Plan and Section 2.01(c) (together, the “Contributed Amounts”).
     Section 5.07. Fulfillment of Conditions to Subordinated Loan. The Subordinated Loan Agreement, if any, shall be in full force and effect without default, and the Subordinated Loan shall have been disbursed in full.
     Section 5.08. Specified Policies. OPIC shall have received evidence satisfactory to it that each of the Specified Polices is in full force and effect.

     Section 5.09. Shell Contracts. (a) OPIC shall have received evidence satisfactory to it that each of the Shell Consent Deeds is in full force and effect; provided that no such evidence shall be required with respect to the Shell Domestic Consent Deed prior to the Transfer Date.
     (b) OPIC shall have received satisfactory evidence, which evidence shall include certificates of Authorized Officers of the Companies, that all conditions to the obligations of the parties (other than OPIC) to the Shell Contracts have been satisfied or waived in accordance with the terms of the Shell Contracts; provided that such conditions shall not be required to have been so satisfied or waived to the extent that they are not required to be satisfied on or prior to the date of the Disbursement in accordance with the terms of the relevant Shell Contracts.
     Section 5.10. Other Documents; Opinions. OPIC shall have received such other certificates, opinions, agreements and documents (including, without limitation, a legal opinion or opinions of counsel acceptable to OPIC), each satisfactory to OPIC in form and substance, as it may reasonably request, with respect to any matters incident to the Disbursement, which, due to changes in circumstance, are not adequately addressed by the certificates, opinions, agreements and documents that were delivered in connection with prior Disbursements.
ARTICLE 6
Affirmative Covenants
     Unless OPIC otherwise agrees in writing, so long as the Commitment shall remain outstanding and until all amounts due and to become due hereunder and under the Notes shall have been paid in full, the Borrower covenants and agrees as follows:
     Section 6.01. Project Completion. The Borrower shall, and shall cause IL to, construct and implement the Project promptly, shall apply the proceeds of the Loan and shall apply, or cause IL to apply, as applicable, the proceeds of the Subordinated Loan and of the loans contemplated in the definition of Downstream Loan Documents exclusively to the Project and shall use, and cause IL to use, its best efforts to cause Project Completion to be achieved on or prior to December 31, 2004. If the Borrower becomes unable to achieve the completion undertakings set out in the preceding sentence, or the Companies become unable to meet their other obligations in respect of such completion prior to Project Completion, the Borrower shall promptly so notify OPIC.
     Section 6.02. Company Operations. The Borrower shall duly and punctually perform its obligations under this Agreement, the Notes, and each of the other Financing Documents to which it is a party and shall cause IL to duly and punctually perform its obligations under each of the Financing Documents to which it is a party. The Borrower shall, and shall cause IL to, conduct its operations on the basis of customary commercial practice and arm’s-length arrangements, with due diligence and efficiency and under the supervision of qualified and experienced management. The Borrower shall, and shall cause IL to, repair, and/or replace and protect each of its assets in accordance with prudent industry practice so that its business can be conducted properly at all times.
     Section 6.03. Maintenance of Rights and Compliance with Laws. The Borrower shall, and shall cause IL to (i) whenever in its power to do so, acquire, maintain, and renew all rights, contracts, powers, privileges, leases, lands, sanctions, and franchises necessary for the conduct of its business and the performance of its obligations hereunder and under the other Financing Documents; (ii) conduct its business in compliance with all applicable laws and directives of Governmental Authorities having force of law, including applicable environmental standards and Corrupt Practices Laws; and (iii) duly pay before they become overdue all Taxes, assessments and other government charges levied or imposed in any jurisdiction upon its property, earnings or business that, if not paid, could have a Material Adverse Effect, except amounts being contested in good faith by appropriate proceedings diligently pursued for which adequate reserves shall have been established.
     Section 6.04. Government Approvals; Foreign Exchange Consents. (a) The Borrower shall, and shall cause IL to, obtain (in each case no later than the time specified therefor in Schedule 4.04), and maintain in full force and effect, all material Authorizations necessary for the performance by such Company of this Agreement, the Notes, and each of the other Financing Documents to which it is a party.
     (b) Following each Disbursement of the Loan, the Borrower shall promptly cause such disbursed portion of the Loan to be duly registered or recorded with all relevant Governmental Authorities and shall take all other steps necessary to secure the foreign exchange consents required for the payment of all amounts due hereunder and under the Notes. The Borrower shall furnish OPIC promptly with a copy of each such registration, recording and consent.
     Section 6.05. Maintenance of Insurance. (a) The Borrower shall, and shall cause IL to, keep all property useful and necessary in their business in good working order and condition (ordinary wear and tear excepted) in accordance with Prudent Industry Practice and keep their present and future properties and business insured as required by and in accordance with the terms and provisions described in Section (B) of Schedule 6.05.

     (b) The Borrower shall, and shall cause IL to, cause the Construction Contractor to obtain and maintain the insurance described in Section (A)(1) of Schedule 6.05 as required by and in accordance with the terms and provisions of such Schedule and the operator under the O&M Agreement to obtain and maintain the insurance described in Section (A)(2) of Schedule 6.05 as required by and in accordance with the terms and provisions of such Schedule.
     (c) The Borrower shall, and shall cause IL to, comply with and observe all of their covenants and agreements set forth in Schedule 6.05, each of which is incorporated by reference in this Section 6.05 as if set forth in full herein.
     Section 6.06. Accounting and Financial Management. (a) The Borrower shall, and shall cause IL to (i) maintain adequate management information and cost control systems, (ii) maintain a system of accounting, (iii) prepare the Companies’ Financial Statements in accordance with U.S. GAAP (including a Uniform Credit Analysis Cash Flow Statement), (iv) engage KPMG or other independent internationally recognized accountants satisfactory to OPIC, (v) cause such independent accountants to prepare the Supplemental Financial Statements, (vi) notify OPIC of any change in such accountants and the reason therefor, and (vii) upon OPIC’s reasonable request to the Borrower, shall instruct such accountants to communicate directly with OPIC regarding the Companies’ accounts and operations. Without limiting the foregoing, the Borrower shall, and shall cause IL to, maintain the systems described in clauses (i) and (ii) and related management and accounting policies in a manner adequate to ensure compliance with applicable Corrupt Practices Laws.
     (b) The Borrower shall, and shall cause IL to, make arrangements satisfactory to OPIC for overseeing the financial operations of the Companies, including their cash management, accounting and financial reporting, and for overseeing the Companies’ relationship with their lenders and independent accountants; such arrangements may include, but shall not be limited to, employing a chief financial officer to oversee the financial operations of the Companies.
     Section 6.07. Financial Statements and Other Information. At its cost the Borrower shall, and shall cause IL to, furnish to OPIC each of the following documents:
     (a) Within forty-five (45) days after the end of each fiscal quarter (including the fourth (4th) fiscal quarter) of each Fiscal Year, the Companies’ unaudited Financial Statements and corresponding Supplemental Financial Statements, and a comparison between (i) such Financial Statements and the projections for such fiscal quarter furnished pursuant to Section 6.07(e) below, (ii) actual financial ratios and the financial ratio required by Section 6.11, showing all calculations and (iii) actual financial results and the forecasted financial results set forth in the projections furnished pursuant to Section 6.07(e) below, all prepared in accordance with U.S. GAAP and certified by the chief financial officer of each Company as fairly presenting the financial condition, results of operations, and cash flow of the Companies’ for the period then ended, together with such officers’ certificate that their review has not disclosed the existence of a Default or, if any Default then exists, specifying the nature and period of existence thereof and what action the Companies’ have taken or propose to take with respect thereto. If OPIC so requests, a financial officer of the Borrower, duly empowered to act on behalf of each Company, shall schedule a date within sixty (60) days prior to the close of the then-current Fiscal Year to present the relevant annual budget (the “Annual Budget”) to OPIC and to discuss such other matters relating to the Project as OPIC deems reasonable at OPIC’s offices in Washington, D.C.;
     (b) Within ninety (90) days after the end of each Fiscal Year, the Companies’ audited Financial Statements and corresponding Supplemental Financial Statements, all prepared in accordance with U.S. GAAP, together with a certificate by the independent accountants reporting thereon describing briefly the scope of their examination (which shall include a review of the relevant terms of this Agreement) and certifying whether their examination has disclosed the existence of a Default and if so, specifying the nature and period of existence thereof;
     (c) Until the Companies shall have achieved Project Completion, a report within forty-five (45) days after the end of each fiscal quarter prepared in accordance with U.S. GAAP and certified by an Authorized Officer setting forth in reasonable detail the progress of the Project, including (i) expenditures of funds, (ii) estimated future costs, (iii) unexpended funds available to such Company, (iv) the progress and percentage of completion of the major phases of Project construction and the total construction work of the Project, (v) the acquisition of fixtures and equipment, and (vi) any material variation order, amendment or waiver relating to the Construction Contract;
     (d) Within forty-five (45) days after the end of each Fiscal Year, a report certified by an Authorized Officer setting forth in reasonable detail all transactions between (x) such Company, (y) the other Companies or Affiliates of the other Companies and (z) the Sponsors or Affiliates of the Sponsors;
     (e) Not later than thirty (30) days prior to the beginning of each Fiscal Year, an annual operating forecast for the Companies’, including their projected quarterly Financial Statements for such Fiscal Year and corresponding Supplemental Financial Statements, together with a statement of the assumptions on which such forecast is based;

     (f) Within ninety (90) days after the end of each Fiscal Year, the Self-Monitoring Questionnaire, certified by an Authorized Officer as true and complete; and
     (g) Copies of all other annual or interim audit reports submitted to such Company by its independent accountants and such other information and data with respect to its operations (including supporting information as to compliance with this Agreement) as OPIC may reasonably request from time to time upon at least two (2) Business Days’ notice.
     Section 6.08. Access to Records; Inspection; Meetings. The Borrower shall, and shall cause IL to, upon request of OPIC, give, or cause to be given, to any representatives of OPIC access during normal business hours to, and permit them to examine, copy and make extracts from, any and all records and documents in the possession or subject to the control of such Company relating to its operations and financial affairs, and to inspect any of its facilities or properties. If OPIC so requests, the Borrower shall, or, if applicable, shall cause such other Company to, give OPIC not less than ten (10) days’ notice of, and shall permit an Authorized Officer of OPIC to attend, each meeting of its shareholders and of its directors.
     Section 6.09. Notice of Default and Other Matters. The Borrower shall, and shall cause IL to, immediately notify OPIC of (i) the occurrence of each Event of Default and of each event or condition known to any of its officers that with the passage of time or the giving of notice, or both, could constitute an Event of Default, (ii) any actions, suits, other legal proceedings or arbitral proceedings against either Company that involve claims aggregating more than the equivalent of $250,000, and (iii) the occurrence of any other condition or event (including action by a Governmental Authority or any landowner) that could have a Material Adverse Effect.
     Section 6.10. Security Documents. The Borrower at its cost shall, and shall cause IL to, take all actions necessary to maintain each of the Security Documents in full force and effect and enforceable in accordance with its terms, including all (i) filings and recordations, (ii) payments of fees and other charges, (iii) issuance of supplemental documentation, including continuation statements, (iv) discharge of all claims or other Liens adversely affecting the rights of OPIC in the property subject to any Security Document (other than any Lien permitted under this Agreement or to which OPIC has otherwise consented), (v) publication or other delivery of notice to third parties, (vi) deposit of title documents, and (vii) taking all actions necessary to ensure that, except as otherwise provided in this Agreement, all after-acquired property of the Companies is subject to a valid and enforceable first-ranking Lien in favor of OPIC.

     Section 6.11. Financial Ratios. The Borrower shall cause the Companies to, as of the last day of each fiscal quarter following the date of the first Disbursement, maintain a Tangible Net Worth Coverage Ratio equal to or less than 1.5 to 1. For purposes of this Section 6.11, the ratio and amounts referred to shall be calculated on the basis of information set forth in the Financial Statements or the Supplemental Financial Statements, as applicable.
     Section 6.12. Environmental Compliance. The Borrower shall, and shall cause IL to, comply with, and conduct its business, operations, assets, equipment, property, leaseholds, and other facilities in compliance with, the provisions of all applicable environmental, health and safety laws, codes and ordinances, and all rules and regulations promulgated thereunder. The Borrower shall, and shall cause IL to, maintain all required permits, licenses, certificates and approvals relating to: (i) air emissions, (ii) discharges to surface water or ground water, (iii) noise emissions, (iv) solid or liquid waste disposal, (v) the use, generation, storage, transportation or disposal of toxic or hazardous substances or wastes, or (vi) other environmental, health or safety matters. In addition to and not in limitation of the foregoing, the Borrower shall, and shall cause IL to perform the actions specified in Schedule 6.12.
     Section 6.13. O&M Agreement. The Companies shall enter into the O&M Agreement on or prior to the date that is twelve (12) months after to the date of the first Disbursement.
     Section 6.14. Third-party Consents. The Borrower shall, and shall cause IL to, use its best efforts to cause third parties under Product Sales Agreements to enter into “consent to assignment” agreements with the relevant Company, OPIC and the Account Bank granting OPIC and the Account Bank “step-in” rights upon foreclosure, requiring that payments by such third party be made directly to an account under OPIC’s or the Account Bank’s control free of deduction or set-off, and containing other provisions typical in such agreements. For the avoidance of doubt, it is understood that the entry by the parties thereto into the each of the Shell Consent Deeds at the time specified therefor in the definition of such Shell Consent Deed will constitute satisfaction of this covenant with respect to the third parties under Product Sales Agreements that are also Shell Contracts.
ARTICLE 7
Third-party Consents
     Unless OPIC otherwise agrees in writing, so long as the Commitment shall remain outstanding and until all amounts due and to become due hereunder and under the Notes shall have been paid in full, the Borrower covenants and agrees as follows:

     Section 7.01. Liens. The Borrower shall not, and shall cause IL not to, create, assume or otherwise permit to exist any Lien on any of their properties or assets, whether now owned or hereafter acquired, or in any proceeds or income therefrom, except for:
     (a) the Liens created under the Security Documents or pursuant to any of the other Financing Documents;
     (b) Liens for Taxes or other statutory Liens that are being contested or litigated in good faith;
     (c) any mechanic’s, worker’s or other like Liens arising by mandatory provision of law securing obligations incurred in the ordinary course of business that are not yet overdue or that are being contested or litigated in good faith; and
     (d) Liens on crude oil inventory, product, collection accounts and receivables that secure Indebtedness permitted by Section 7.02(d).
     Section 7.02. Indebtedness. The Borrower shall not, and shall cause IL not to, incur, assume, guarantee, or permit to exist or otherwise become liable for Indebtedness except:
     (a) the Loan;
     (b) the Downstream Loans;
     (c) Indebtedness subordinated to the Loan pursuant to the terms of the Subordination Agreement;
     (d) Indebtedness on normal commercial terms consisting of trade credit from suppliers of goods including but not limited to crude oil, or from a working capital lender in connection with the financing of crude oil purchases by the Companies, or services incurred in the ordinary course of business and on terms requiring payment in full in not more than ninety (90) days; and
     (e) Indebtedness which, when incurred, will not cause the Companies to fail to meet the financial ratio set forth in Section 6.11.
     Section 7.03. No Alteration of Agreements. (a) The Borrower shall not, and shall cause IL not to, terminate, amend or grant any waiver of, or assign any of the respective duties or obligations under, any of its Charter Documents or any provision of any of the Financing Documents to which it is a party (other than amendments or waivers, either to correct manifest error or which are of a formal, minor, or technical nature and do not change materially any Person’s rights or obligations, provided that Borrower gives, or, if applicable, causes such Company to give, OPIC prompt notice of such amendment or waiver).

     (b) The Borrower shall not, and shall cause IL not to, approve without OPIC’s consent any variation or change order under, or amend or grant any waiver of, any provision of, the Construction Contract, the effect of which, individually or in aggregate, could be to increase the cost of the Project above $250,000 or $2,000,000, respectively.
     Section 7.04. Dividends and Share Redemptions. The Borrower shall not, and shall cause IL not to, declare or pay any dividends or make any other distributions on any shares of any class of its capital stock (other than dividends payable solely in shares of its capital stock), or purchase, acquire, redeem or retire (directly or indirectly through any subsidiary of either Company) any of such shares until all amounts due or to become due hereunder or under the Notes shall have been paid in full; provided, however, that after the Borrower shall have repaid in full the first two (2) installments of the Loan in accordance with Section 2.05, the relevant Company may (subject to the mandatory prepayment provisions set forth in Section 2.07(b)) pay such dividends or redemptions, but only if, after giving effect to each such dividend or redemption: (i) no Default shall have occurred and be continuing; (ii) the Companies shall for the period of the four fiscal quarters immediately preceding such dividend or distribution and following the date of the first Disbursement (or prior to the completion of four full fiscal quarters following such date, for each period from such date to the last day of each full fiscal quarter following such date) have maintained a Debt Service Coverage Ratio equal to or greater than 1.35 to 1, (iii) the Companies shall as of the last day of each fiscal quarter in each such period have maintained a Tangible Net Worth Coverage Ratio equal to or less than 1.50 to 1 and (iv) all reserve accounts shall have been funded to the levels required under the Collateral Account Agreement; and provided further that nothing in this Section 7.04 shall be deemed to prevent payments by IL to the Borrower or OPIC, as applicable, in accordance with the Downstream Loan Documents or otherwise solely in order to allow the Borrower to make payments hereunder.
     Section 7.05. Conduct of Business with Sponsors. (a) The Borrower shall not, and shall cause IL not to, conduct any business with, or enter into any business transaction involving, the other Company, any Sponsor or an Affiliate of the other Company or any Sponsor, except on an arm’s length basis and subject to the reporting requirement set forth in Section 6.07(d).
     (b) Except for amounts permitted under Section 7.05, the Borrower shall not, and shall cause IL not to, pay, or incur or assume any obligation to pay, any amount to the Sponsors, including, without limitation, salaries, bonuses, commissions, management fees, consulting fees, technical assistance fees and debt service; provided, however, that the Companies may (subject to the mandatory prepayment provisions set forth in Section 2.07(b)) make such payments, but only if, after giving effect to each such payment: (i) no Default shall have occurred and be continuing; and (ii) the Companies shall be in compliance with the financial ratio set forth in Section 6.11.
     Section 7.06. Sale of Assets; Mergers. The Borrower shall not, and shall cause IL not to:
     (a) sell, assign, convey, lease or otherwise dispose of all or a substantial part of its assets or properties, whether now owned or hereafter acquired, except (i) for the replacement of a capital asset with an asset of equal or greater value, (ii) pursuant to the sale of refined product in the ordinary course of business or (iii) in connection with the disposal of physical assets constituting Contributed Equipment to the extent such assets are reasonably deemed unsuitable for refurbishment and re-use and are not required (in accordance with the terms of the Construction Contract) for the completion of the Project (and Schedule X shall be deemed amended to such extent);
     (b) dissolve, liquidate or otherwise cease to do business;
     (c) create any subsidiaries other than those referred to in Section 3.05 or as approved by OPIC in connection with purchases of crude oil from domestic producers under collateral security arrangements acceptable to OPIC;
     (d) acquire by purchase or otherwise any of the shares of capital stock or assets of another Person; or
     (e) merge or consolidate with any Person.
     Section 7.07. Lease Obligations. The Borrower shall not, and shall cause IL not to, enter into any agreement or arrangement to acquire by lease the use of any property or equipment of any kind, if the annual rental payable under such lease, when aggregated with the annual rentals payable under all other leases already entered into by such Company, would exceed $500,000 or its equivalent in any Fiscal Year.
     Section 7.08. Hedging Arrangements. The Borrower shall not, and shall cause IL not to, without OPIC’s consent, enter into any Hedging Arrangement, if as a result of such Hedging Arrangement such Company might incur or otherwise become liable for any Indebtedness, whether in respect of any cost of modifying the terms of such Hedging Arrangement or in respect of any cost of terminating such Hedging Arrangement.
     Section 7.09. Ordinary Conduct of Business. The Borrower shall not, and shall cause IL not to:

     (a) engage in any business other than its present business activities, those related to the Project and other activities similar thereto or form or acquire any subsidiary;
     (b) materially change the nature or scope of the Project;
     (c) change its Charter Documents in a manner that would be inconsistent with the provisions of any of the Financing Documents;
     (d) change its name or take any other action that might adversely affect the Liens created by the Security Documents;
     (e) enter into any partnership, profit-sharing or royalty agreement or other similar arrangement whereby such Company’s income or profits are, or might be, shared with any other Person;
     (f) except for investments by the Borrower in IL, purchase any equity securities of, make or permit to exist any loans or advances to, invest or acquire any interest whatsoever in, or assume, guarantee, endorse or otherwise become directly or contingently liable for any obligation or Indebtedness of, any Person, other than the endorsement of negotiable instruments for collection in the ordinary course of business and the prudent investment of idle surplus funds in readily marketable Dollar-denominated or LC-denominated debt securities; provided that such investment of idle surplus funds in Local Currency may be made or continue to be held only to the extent that such Local Currency cannot, under the laws of Papua New Guinea, be converted to Dollars;
     (g) fail to maintain its corporate existence and its right to carry on its operations;
     (h) enter into any Product Sales Agreement or Feedstock Supply Agreement without OPIC’s consent; or
     (i) enter into any contract of a type specified in Section 3.16 without OPIC’s consent and determination that such contract is satisfactory to OPIC in form and substance.
     Section 7.10. Worker Rights. The Borrower shall not, and shall cause IL not to, take any action to prevent its employees from lawfully exercising their right of association and their right to organize and bargain collectively and shall observe applicable laws relating to a minimum age for employment of children, acceptable conditions of work with respect to minimum wages, hours of work and occupational health and safety, and not to use forced labor. In addition, the Borrower agrees, and shall cause IL to agree that (i) no person under the age of fourteen (14) years shall be employed by such Company and that no person under the age of sixteen (16) years shall be employed by such Company in the performance of any hazardous activity and (ii) every person employed by such Company shall have the right to remove himself or herself from dangerous work situations without jeopardizing his or her continued employment in connection with the Project. The Borrower shall, and shall cause each Company to, require each of its Project contractors performing engineering, procurement or construction services, or providing operating or maintenance services, for the Project, to comply with the foregoing undertakings (the “Worker Rights Requirements”) with respect to employees of such Project contractors, and to employees of their respective subcontractors, performing work under contracts between such Company and the Project contractor (“Project Contracts”) in Papua New Guinea. The Borrower shall, and shall cause IL to, use commercially reasonable efforts to monitor the compliance of contractors and subcontractors with the Worker Rights Requirements. In the event information concerning non-compliance or potential non-compliance with the Worker Rights Requirements with respect to employees of either Company or under any Project Contract comes to the attention of a responsible officer of either Company, the Borrower shall, or, if applicable, shall cause such Company to, give prompt notice thereof to OPIC and shall investigate the circumstances of such non-compliance or potential non-compliance. In the event of non-compliance, the Borrower shall, or, if applicable, shall cause the relevant Company to (i) cure such non-compliance or use its best efforts to cause the relevant Project contractor to cure, or to cause its subcontractor to cure, such non-compliance, in either case to the satisfaction of OPIC, and (ii) terminate such Project contractor’s Project Contract, or cause such Project contractor to terminate the relevant subcontract, unless such non-compliance is cured to the satisfaction of OPIC within ninety (90) days after such notice, or notice from OPIC to such Company, whichever first occurs. Notwithstanding the foregoing, none of the Companies or any of their Project contractors shall be responsible for non-compliance with the Worker Rights Requirements resulting from actions of a government.
ARTICLE 8
Defaults And Remedies
     Section 8.01. Events of Default. The occurrence and continuation of any of the following events or circumstances shall constitute an “Event of Default” hereunder:
     (a) The Borrower fails to pay when due any principal or interest payable pursuant to any Note or any other amount payable pursuant to this Agreement;
     (b) Either Company fails to pay when due any principal of or interest on any of its Indebtedness other than the Loan, and such failure continues beyond the grace period, if any, applicable thereto; or a default occurs under any agreement or instrument evidencing, or under which such Company has outstanding at the time, any such Indebtedness and such default continues beyond the grace period, if any, applicable thereto, if the effect of such default is to accelerate, or to permit the acceleration of, the maturity of such Indebtedness;
     (c) Any representation or warranty made by or on behalf of either Company in this Agreement, or in any notice or other certificate, document, Financial Statement or other statement delivered pursuant hereto, proves to have been incorrect in any material respect when made;
     (d) The Borrower fails to comply with any covenant or provision set forth in Section 6.09 or Article 7 or the Sponsors fail to perform their obligations under the Sponsor Support Agreement;
     (e) The Borrower fails to comply with or perform any agreement or covenant contained herein other than those referred to in Sections 8.01(a), (b), (c) and (d) above, and such failure continues for thirty (30) days after the occurrence thereof;
     (f) Any authorization, consent or approval of any governmental agency or public authority necessary for the execution, delivery or performance of this Agreement, the Notes, or any of the other Financing Documents or for the validity or enforceability of any of the Borrower’s obligations under this Agreement, the Notes or any of the other Financing Documents, is not effected or given or is withdrawn or ceases to remain in full force and effect;
     (g) This Agreement, the Notes, or any of the other Financing Documents at any time for any reason ceases to be in full force and effect (other than as a result of a termination of such Financing Document in accordance with its stated term), or is declared by a court of competent jurisdiction to be void or is repudiated, or the validity or enforceability hereof or thereof is at any time contested by either Company or any other party thereto (other than OPIC), or is terminable in connection with the bankruptcy or insolvency of any party thereto (other than OPIC) (and the Borrower has been unable to cure such deficiency to OPIC’s satisfaction within sixty (60) days or such longer period as may have been agreed with OPIC) or, in the case of the Security Documents, ceases to give or provide the respective Liens, rights, titles, remedies, powers, or privileges intended to be created thereby;
     (h) Any Governmental Authority condemns, nationalizes, seizes or otherwise expropriates any substantial portion of the assets or the capital stock of either Company or takes any action that would prevent such Company from carrying on any material part of its business or operations;
     (i) Either Company or any other party fails to comply with or perform any of its material obligations or undertakings set forth in any Financing

Document (other than this Agreement and the Sponsor Support Agreement) and such failure continues for thirty (30) days after the occurrence thereof;
     (j) Either Company or, prior to Project Completion, any Sponsor (or any successor in interest thereto), (i) applies for, or consents to the appointment of, a receiver, trustee, custodian, intervener or liquidator of itself or of all or a substantial part of its assets, (ii) files a voluntary petition in bankruptcy, admits in writing that it is unable to pay its debts as they become due or generally fails to pay its debts as they become due, (iii) makes a general assignment for the benefit of creditors, (iv) files a petition or answer seeking reorganization or arrangement with creditors or to take advantage of any bankruptcy or insolvency laws, (v) files an answer admitting the material allegations of, or consents to, or defaults in answering, a petition filed against it in any bankruptcy, reorganization or insolvency proceeding where such action or failure to act will result in a determination of bankruptcy or insolvency against it;
     (k) Without its application, approval or consent, a proceeding is instituted in any court of competent jurisdiction or by or before any government or governmental agency of competent jurisdiction, seeking in respect of either Company or, prior to Project Completion, any Sponsor (or any successor in interest thereto): adjudication in bankruptcy, reorganization, dissolution, winding up, liquidation, a composition or arrangement with creditors, a readjustment of Indebtedness, the appointment of a trustee, receiver, liquidator or the like of it or of all or any substantial part of its property or assets, or other like relief in respect of it under any bankruptcy, reorganization or insolvency law; and, if such proceeding is being contested by it in good faith, the same continues undismissed for a period of 60 days;
     (l) Any final judgment or judgments for the payment of money in an aggregate amount in excess of $100,000 or its equivalent in another currency is rendered against either Company, and such judgment or judgments is not satisfied or discharged or stayed or bonded pending appeal for any period of 60 consecutive days;
     (m) Phil Mulacek (or, in the event of his death, disability or incapacity, another person acceptable to OPIC) ceases to retain Control of PC, or PC ceases to be the general manager of either Sponsor;
     (n) Any environmental claim shall have been asserted against either Company or any other party to the Financing Documents, and such claim could have a Material Adverse Effect;
     (o) Any event shall have occurred that, in the reasonable judgment of OPIC, could have a Material Adverse Effect;

     (p) Any acts of war (whether declared or undeclared), revolution, insurrection, civil war, strife of a lesser degree, terrorism or sabotage occur that cause the destruction, disappearance or physical damage of a substantial portion of the assets of either Company or prevent such Company from carrying on any material part of its business or operations;
     (q) The occurrence and continuation of any event of default under any of the Downstream Loan Documents; or
     (r) Less than twenty-five percent (25%) of the issued share capital of InterOil shall be beneficially owned by U.S. Persons.
     Section 8.02. Remedies upon Event of Default. (a) Except as otherwise provided in Section 8.02(b), if any Event of Default has occurred and is continuing, OPIC may at any time do any one or more of the following: (i) suspend or terminate the Commitment, (ii) declare, by written demand for payment to the Borrower, any portion or all of the Loan to be due and payable, whereupon such portion of the Loan, together with interest accrued thereon and all other amounts due under this Agreement, the Notes, and the other Financing Documents, shall immediately mature and become due and payable, without any other presentment, demand, diligence, protest, notice of acceleration, or other notice of any kind, all of which the Borrower hereby expressly waives, or (iii) without notice of default or demand, proceed to protect and enforce its rights and remedies by appropriate proceedings, whether for damages or the specific performance of any provision of this Agreement, any Note, or any other Financing Document, or in aid of the exercise of any power granted in this Agreement, any Note, any other Financing Document, or by law, or may proceed to enforce the payment of any Note.
     (b) Upon the occurrence of an Event of Default referred to in Sections 8.01(j) or (k), (i) the Commitment shall automatically be terminated, and (ii) the Loan, together with interest accrued thereon and all other amounts due under this Agreement, the Notes, and the other Financing Documents, shall immediately mature and become due and payable, without any other presentment, demand, diligence, protest, notice of acceleration, or other notice of any kind, all of which the Borrower hereby expressly waives.
     Section 8.03. Jurisdiction and Consent to Suit. (a) Without prejudice to OPIC’s right to bring suit in any appropriate domestic or foreign jurisdiction, any proceeding to enforce this Agreement, any Note, or any other Financing Document to which the Borrower is a party (unless otherwise specified) may be brought by OPIC in any state or federal court of competent jurisdiction in the District of Columbia or the State of New York of the United States of America or in any other jurisdiction where the Borrower or any of its property may be found. The Borrower hereby irrevocably waives any present or future objection to any such venue, and irrevocably consents and submits unconditionally to the non-exclusive jurisdiction for itself and in respect of any of its property of any such court. The Borrower further agrees that final judgment against it in any such action or proceeding arising out of or relating to this Agreement shall, to the fullest extent permitted by law, be conclusive and may be enforced in any other jurisdiction within or outside the United States of America by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and of the amount of its obligation.
     (b) Prior to the first Closing Date, the Borrower shall irrevocably designate and appoint agents satisfactory to OPIC for service of process in the District of Columbia and the State of New York as its authorized agent to receive, accept, and forward on its behalf service of process in any such proceeding, and shall provide OPIC with evidence of the prepayment in full of the fees of such agents. The Borrower agrees that service of process, writ, judgment, or other notice of legal process upon said agents shall be deemed and held in every respect to be effective personal service upon it. The Borrower shall maintain such appointment (or that of a successor satisfactory to OPIC) continuously in effect at all times while the Borrower is obligated under this Agreement or any Note. Nothing herein shall affect OPIC’s right to serve process in any other manner permitted by applicable law.
     Section 8.04. Judgment. This is an international loan transaction in which the specification of Dollars is of the essence, and such currency shall be the currency of account in all events. The payment obligation of the Borrower hereunder and under the Notes shall not be discharged by an amount paid in another currency, whether pursuant to a judgment or otherwise, to the extent that the amount so paid on prompt conversion to Dollars in the United States of America under normal banking procedures does not yield the amount of Dollars then due. In the event that any payment by the Borrower, whether pursuant to a judgment or otherwise, upon conversion and transfer, does not result in the payment of such amount of Dollars at the place such amount is due, OPIC shall be entitled to demand immediate payment of, and shall have a separate cause of action against the Borrower for, the additional amount necessary to yield the amount of Dollars then due. In the event OPIC, upon the conversion of such judgment into Dollars, shall receive (as a result of currency exchange rate fluctuations) an amount greater than that to which it was entitled, the Borrower shall be entitled to immediate reimbursement of the excess amount.
     Section 8.05. Immunity. The Borrower represents and warrants that it is subject to civil and commercial law with respect to its obligations under this Agreement, the Notes, and each of the other Financing Documents to which it is a party, that the making and performance of this Agreement, the Notes, and such other Financing Documents and the borrowings by the Borrower pursuant hereto constitute private and commercial acts rather than governmental or public acts and that neither the Borrower nor any of its properties or revenues has any right of immunity from suit, court jurisdiction, attachment prior to judgment, attachment in aid of execution of a judgment, set-off, execution of a judgment or from any other legal process with respect to its obligations under this Agreement, the Notes, and such other Financing Documents. To the extent that the Borrower may hereafter be entitled, in any jurisdiction in which judicial proceedings may at any time be commenced with respect to this Agreement, any Note or any other Financing Document to which it is a party, to claim for itself or its revenues or assets any such immunity, and to the extent that in any such jurisdiction there may be attributed to the Borrower such an immunity (whether or not claimed), the Borrower hereby irrevocably agrees not to claim and hereby irrevocably waives such immunity. The foregoing waiver of immunity shall have effect under the United States Foreign Sovereign Immunities Act of 1976.
ARTICLE 9
Miscellaneous
     Section 9.01. Notices. Each notice, demand, report, or other communication relating to this Agreement shall be in writing, shall be hand-delivered or sent by mail (postage prepaid), telegram or facsimile transmission (with a copy by mail to follow, receipt of which copy shall not be required to effect notice), and shall be deemed duly given when sent to the following addresses, or to such other address or number as each party shall have last specified by notice to the other parties:
To the Borrower:
E.P. InterOil, Ltd.
25025 I 45N, Suite 420
The Woodlands, TX 77380
(Facsimile: 281-292-0888)
To OPIC:
Overseas Private Investment Corporation
1100 New York Avenue, N.W.
Washington, D.C. 20527
United States of America
(Attn: Vice President, Finance)
Re: InterOil Refining Project (Papua New Guinea)

(Facsimile: 1-202-408-9866)
Either party may, by written notice to the other, change the address to which such communications should be sent to it.
     Section 9.02. English Language. All documents to be furnished or communications to be given or made under this Agreement, the Notes, and each of the other Financing Documents to which the Borrower is a party shall be in the English language or, if in another language, shall be accompanied by a translation into English certified by an Authorized Officer of the Borrower, which translation shall be the governing version between the Borrower and OPIC.
     Section 9.03. Governing Law. THIS AGREEMENT AND THE NOTES SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, UNITED STATES OF AMERICA, WITHOUT REGARD TO ITS CONFLICT OF LAW RULES THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF A JURISDICTION OTHER THAN THE STATE OF NEW YORK.
     Section 9.04. Succession. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of the parties hereto, provided that the Borrower shall not, without the prior written consent of OPIC, assign or delegate all or any part of its interest herein or obligations hereunder.
     Section 9.05. Survival of Agreements. Each agreement, representation, warranty and covenant contained or referred to in this Agreement shall survive any investigation at any time made by OPIC and shall survive the Disbursement of the Loan, except for changes permitted hereby, and, save as otherwise provided in Sections 2.11 and 9.10, shall terminate only when all amounts due or to become due under this Agreement and the Notes are paid in full.
     Section 9.06. Integration; Amendments. This Agreement embodies the entire understanding of the parties hereto and supersedes all prior negotiations, understandings and agreements between them with respect to the subject matter hereof. The provisions of this Agreement may be waived, supplemented or amended only by an instrument in writing signed by Authorized Officers of the Borrower and OPIC.
     Section 9.07. Severability. If any provision of this Agreement is prohibited or held to be invalid, illegal or unenforceable in any jurisdiction, the parties hereto agree to the fullest extent permitted by law that (i) the validity, legality and enforceability of the other provisions in such jurisdiction shall not be affected or impaired thereby, and (ii) any such prohibition, invalidity, illegality or unenforceability shall not render such provision prohibited, invalid, illegal, or unenforceable in any other jurisdiction. If, and to the extent that, the obligations of any party under Section 9.10 are unenforceable for any reason, such party agrees to make the maximum contribution to the payment and satisfaction thereof as is permissible under applicable law.
     Section 9.08. No Waiver. (a) No failure or delay by OPIC in exercising any right, power or remedy shall operate as a waiver thereof or otherwise impair any of its rights, powers or remedies. No single or partial exercise of any such right shall preclude any other or further exercise thereof or the exercise of any other legal right. No waiver of any such right shall be effective unless given in writing.
     (b) The rights, powers, and remedies provided for herein are cumulative and are not exclusive of any other rights, powers, or remedies provided by law. The assertion or employment of any right, power, or remedy hereunder, or otherwise, shall not prevent the concurrent assertion of any other appropriate right, power, or remedy.
     Section 9.09. Waiver of Jury Trial. THE BORROWER AND OPIC EACH HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE ARISING OUT OF, IN CONNECTION WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP BETWEEN THEM ESTABLISHED BY THIS AGREEMENT, THE NOTES, ANY OTHER FINANCING DOCUMENT AND ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT ENTERED INTO IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
     Section 9.10. Waiver of Litigation Payments. In the event that any action or lawsuit is initiated by or on behalf of OPIC in Papua New Guinea or elsewhere against the Borrower or any other party to any Financing Document, the Borrower, to the fullest extent permissible under applicable law, irrevocably waives its right to, and agrees not to request, plead, or claim that OPIC and its successors, transfers, and assigns (any such Person, an “OPIC Plaintiff”) post, pay, or offer, any caution judicatum bond, litigation bond, or any other bond, fee, payment, or security measure provided for by any provision of law applicable to such action or lawsuit (any such bond, fee, payment, or measure, a “Litigation Payment”), and the Borrower further waives any objection that it may now or hereafter have to an OPIC Plaintiff’s claim that such OPIC Plaintiff should be exempt or immune from posting, paying, making or offering any such Litigation Payment.
     Section 9.11. Indemnity. The Borrower shall indemnify and hold harmless (collectively, the “Indemnity”) OPIC and each of OPIC’s directors, officers, employees, personal services contractors, and agents (but, as to each such agent, only and to the extent that OPIC asserts a claim hereunder) (each an “Indemnified Person”) in connection with any losses, claims, damages, liabilities, penalties, or other expenses arising out of or relating to, this Agreement, the Commitment Letter, the Financing Documents, the provision of this Agreement and the Loan, the use or intended use of the Loan and the Project, and the use, management, and operation thereof, (including, the cost of defending against such claim) which an Indemnified Person may incur or to which an Indemnified Person may become subject (each a “Loss”). The Indemnity shall not apply to the extent that a court or arbitral tribunal with jurisdiction over the subject matter of the Loss and over OPIC and each other Indemnified Person who has a Loss in connection therewith and at which OPIC and such other Indemnified Person had an adequate opportunity to defend its interests determines that such Loss resulted from (i) the gross negligence or willful misconduct of the Indemnified Person or (ii) OPIC’s failure to perform any act required of it hereunder or under any agreement between OPIC and the Borrower relating to the Project or the financing or guaranty contemplated hereunder. The Indemnity (i) shall survive the disbursement and repayment of the Loan and the provision of any subsequent or additional indemnity by any Person unless explicitly terminated by OPIC in writing and (ii) is independent of and in addition to any other agreement of the Borrower or any other Company to pay any amount to OPIC. Any exclusion of an obligation to pay any amount under this paragraph shall not affect the requirement to pay such amount under any other section hereof or under any other agreement. The requirement in this Section that costs of defense be borne by the Borrower shall not vest in the Borrower the right or power to control the defense of any Indemnified Person. The Borrower shall not assert any claim against any Indemnified Person or any agent of OPIC for special, indirect, consequential, or punitive damages relating to this Indemnity, the Loan or the Project.
     Section 9.12. No Third Party Reliance; No Assignment. The Borrower may not assign this Agreement or any rights hereunder to any Person or entity. This Agreement is for the sole benefit of the Borrower and OPIC, and no other Person (other than the Indemnified Persons) shall be a direct or indirect beneficiary of, be entitled to rely hereon, or have any direct or indirect cause of action or claim in connection with this Agreement or any of the other Financing Documents.
     Section 9.13. Further Assurances. From time to time, the Borrower shall, and shall cause each IL to, execute and deliver to OPIC such additional documents as OPIC may require to carry out the purposes of this Agreement or the Financing Documents or to preserve and protect OPIC’s rights as contemplated herein or therein.
     Section 9.14. Counterparts. This Agreement may be executed in counterparts, each of which when so executed and delivered shall be deemed an original and all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed and delivered on its behalf by its Authorized Officer as of the date first above written.

E.P. INTEROIL, LTD.

By:	/s/ Phil E. Mulacek

Its:	Authorized Director

OVERSEAS PRIVATE INVESTMENT CORPORATION

By:	/s/ James C. Polan

Its:	Manager, Project Finance

Schedule X
Contributed Equipment
DESCRIPTION OF REFINERY ASSETS

1.	Main Crude Processing Unit (Two Modules)
2.	Crude heaters
3.	Boiler
4.	Gasoline Stripper Column (C102)
5.	Diesel Furnace Oil Stripper (C104)
6.	Crude Column (C101)
7.	CATF Base Stripper Column (C103)
8.	Turbine Fuel Stripper
9.	Desalter
10.	LSR Separation Unit
11.	Boiler Feed Pumps
12.	Heat Exchangers and Asphalt Heaters
13.	Stabilizers (C105)
14.	Compressor
15.	Diesel Furnace
16.	Product Loading Manifolds
17.	Air Coolers
18.	Reboilers
19.	Clay Treater
20.	Main Furnaces
21.	All Plans, Drawings, and Records
Module and Furnaces
The main module contains all of the pumps, heat exchangers, fin-fan coolers and separator vessels.
Two crude heater furnaces have carbon steel tubes which may be operated at a maximum temperature of 900° F. The reboiler furnace also contains carbon steel tubes. Fuel gas produced in the Refinery is burned in the furnaces.
Five Major Columns
1.	Atmospheric column: 120” diameter. Carbon steel with 40 sieve type trays

2.	Heavy Straight Run Gasoline Stripper: 36” diameter, 34’ tangent to tangent, 8 sieve type trays

3.	Chevron Aircraft Turbine Fuel Base Stripper: 48” inside diameter, 29’ tangent to tangent, 8 sieve type trays

4.	Diesel Furnace Oil Stripper: 66” diameter at bottom head, 48” diameter top head, 31’ total tangent to tangent, 8 sieve type trays

5.	Gasoline Stabilizer Column: 54” bottom head, 30” top head, 74’ total tangent to tangent, 30 sieve type trays.
MAJOR EQUIPMENT ITEMS

C-101	Crude Column: 120” ID x 95’ — 6” T-T (113’ — 11” OAL), 56 psig design @ 655°F Steel — SA285C FBQ with 9’ of stainless cladding type T405 in flash zone between tray No. 5&6; weight: 147,000 lbs. Built 1962 by American Pipe and Construction Co., Portland, Oregon. SN12353, NB#6759, ASME Code stamped “U” & “W”, Partial x-rayed, partial stress relieved, corrosion allowances: 0.1, 1/8, 3/16”.

F-101A&B	Crude Charge Heaters (2): 30.4 MM BTU/hr. each, 22 tubes are steel A-161, 26 tubes are 5% Chrome steel, A-200 T5, Petrochem Isoflow SN-62F166-1A&1B, vertical cylindrical, -13’ OD x -30’ straight side w/convection section on top, 4-1/2 OD tubes x .275” wall.

V-101	Desalter: 12’ dia x 13’ t-t Horizontal, 240 psi @ 400°F, Petreco Cylectric Desalter w/(2) grids, upper & lower, (4) rectifiers, rating 100 KVA, 460v. Built by Mosher in 1962, stress relieved, weight: 48,800 lbs.
NOTE: Manway open, looks good inside.

BOILER	Boiler, Packaged: 50,000#/hr., 275 psig approx. 10’-6” Wx11”-7” Hx27’-4” Lg. Fuel: Turbine Oil and/or Pitch-18,500 BTU/lb., 30.0 API. Built by Erie City Iron Works; Type: Keystone, Model SP#15-300 #, water tube package Keystone boiler tubes: 2”x.105”wall, SA 178A; steam outlet is 6”-300#; One burner: steam atomizing Model SAO-24; (4) Soot blowers, 100’ high stack on side. Forced draft fan driven by Terry steam turbine #600 BCH.
COLUMNS

C-101	Crude Column: 120”ID x 95’-6”T-T (113’-11” OAL), 56 psig

** See Major Equipment Listing for details**

C-102	Hv SR Gaso Stripper, 36” ID x 34’-2” t-t, design: 62 psig @ 650°F with 18 trays, SN 12354, 12,400 lbs., 46’-6” OAL

C-103	CATF Base Stripper, 48”ID x 29’-2” t-t, (40’-10” OAL), 62 psig @ 650°F with 8 trays, SN 12355, 12,000 lbs.

C-104	Diesel Furnace Oil Stripper, 60” ID Bottom & 48” ID Top x 31’ — 9” t-t (45’-3” OAL) 14,100 lbs., SN 12356, 8 trays in top section.

C-105	Stabilizer, 54”ID Bottom with 15 trays & 30” ID Top with 15 trays 74’ — 3” T-T (84’-11” OAL) 32,600 lbs., SN 12357, 187 psig @ 450°F.

C-106	Turbine Fuel Stripper, 30” ID x 14’-4” t-t (25’-7” OAL) with 4 Sieve Trays, 62 psig @ 650°F, SN 12375, 3600 lbs.

Note:	All columns are built by American Pipe & Construction Co., Portland, Oregon 1962. All are code stamped with NB Numbers, all rated 7.5 psi external also.
PUMPS

P-101&A	Crude Charge Pumps (2): 715 gpm @ 757’ United J4 x 15CTC (6’ end suction x 4” top discharge) SN 88044,5
P-101A Driven by Terry Type Z-4 Turbine, 185HP, 220 psi inlet/50 psi exhaust
P-101 Driven by 250 HP, 3550 RPM, TEFC motor.

P-102&A	Crude Booster Pumps (2): 770 gpm @ 547’, United J4x15 CTC, SN 88046,7 1962.
P-102A Driven by Terry Turbine 130 HP, 3550 RPM, Type E, SN 32188, 220 psig inlet, 50 psig max. exhaust.
P-101Driven by 150 HP, TEFC Motor.

P-103&A	Water Service (2): 35 gpm @ 560’, United C-1-1/2 x 13 STC, SN88048,9 with 40 HP motors, 1962.

P-104&A	Crude Col Reflux (2): 760 gpm @ 258’, United W-4 x 9 STC, SN 88050,1 1962.

P-104	Driven by Westinghouse 50 HP Motor, 3550 RPM, TEFC, 208-220/4400

P-104A	Driven by Terry Steam Turbine approx. 50 HP

P-105 Water Draw Spare: 35 gpm @ 725’, United C-1-1/4 x 13 STC, SN 88049, 4/9/62, with 60 HP motor, 3550 RPM, TEFC P-105A Stabilizer Feed: 132 gpm @ 725’, United N-1-1/4 x 13 STC, SN 88052, 4/9/62. With Terry Turbine approximately 60 HP.

P-106	Heavy SR Gasoline: 170 gpm @ 204’, United FX-2x9 TC, SN 88054, Steel Case, Cast Iron Impeller, 4” suction, 2” discharge with 10 HP motor, TEFC

P-107&A	CAT Stripper Bottoms (2): 193 gpm @ 232 United H-3x9 TC SN 88055, both driven by 15 HP motors, TEFC.

P-108&A	Diesel Furnace Stripper Bottoms (2): 495 gpm @ 410’, United M- 3x13 TC SN 88057
P-108 Driven by 50 HP motor, TEFC
P-108A Driven by Terry Type Z Turbine SN 32511, 55 HP, 3550 RPM, Max Inlet: 220 psig, Max Exhaust: 50 psig.

P-109	Crude Column Bottoms: 450 gpm @ 208’, United A-4x9 TC, SN 88059, 4/9/62, with 30 HP motor TEFC.

P-110&A	Stabilizer Reflux (2): 95 gpm @ 262’, United CX-2x9L STC, SN 88060, 4/9/62, both with 10 HP Westinghouse motors, TEFC.

P-114	No 4 Cut: 50 gpm @ 191’, United BX- 1-1/4 x 9L-TC, SN 88749. 6/27/62 with 7-1/2 HP motor, TEFC, 3550 RPM.

P-121	CATF Booster: 175 gpm @ 505’, United 1-1/2 TCB with 40 HP motor TEFC.

P-122	CATF Blend Transfer: 30 gpm @ 280’, United BX 1-1/2 x9 L-TC, with 10 HP Motor, TEFC.

P-204&A	Boiler Feed Water (2): 130 gpm @ 653’, United F-2x12 LTCM 2 Stg, SN 88599, 88600.
P204 with 60 HP Westinghouse motor, TEFC
P204A with 50 HP Terry Type Z steam turbine, SN 32542, 240 psig max inlet, 50 psig max exhaust.
EXCHANGERS

E-101	Crude Exchanger: 1782 sq. ft. Steel Shell: 150 psi @ 500°F Steel Tubes: 300 psi @ 650°F Type AES, built May 1962 by

Western Supply, Tulsa, OK. 28”OD x 20’ Long Tubes, (454) Tubes - 2/4”, 14 gage, 20’ long SA 214 Steel Stamped “U” & “W”.

E-101A	(Previously E9 @ Richmond)
Crude Exchanger: approx. 1,200 ft. steel shell: 150 psi @ 550°F/Steel Tubes: 450 psi @ 350°F Type AES, built 12/3/57, Job #2045, SN 4335, HSB# 14325, NB#782, “U” & “W” stamped, SR, CH-FDC, Spot XR., 20”OD.

E-103	Resid/Crude: 2714 sq. ft., Steel Shell: 150 psi @ 650°F Type AES Western 1962, “U” stamped, 1 pass Shell/4 pass tubes, (692) Tubes 3/4”. 14 gage, 20’ Long SA 214. 19,800 lbs.

E-104	Brown Fin Tube (4) sections, 20.9 sq. ft. each Steel Shell: 275 psi @ 650°F/Steel Tubes: 500 psi @ 300°F NB#6886, “U” & “API” stamped, 1962.

E-105	Diesel Furnace Oil/Crude: 885 sq. ft., Steel 1 pass Shell: 150 psig @ 500°F Steel 2 pass tubes: 425 psig @ 650°F with (226) tubes 3/4” 14 gage 20’ SA 214 Type AES, Built May 1962 by Western, ASME “U” Stamped.

E-106	CATF/Crude: 885 sq. ft. same as E-105, E-105&6 stacked.

E-107&A	Resid/Crude (2) (stacked): 1550 sq. ft. each, Steel one pass shell 150 psi @ 650°F/Steel 2 pass tubes (396) 3/4” 11 gage 20’ SA214, 13,300 lbs. Type AES. 26” ODx20’ Built May 1962 by Western, “U” stamped.

E-108 Air Cooler, ATM Column O.H. Condenser: 3557 sq. ft. bare, 58,262 sq. ft. extended, 57 psig @ 650°F, 26.5 MM BTU/HR, one pass, one cell, 3 coils, (2) 25 HP fans/cell, 22’-2” w x 30’ L x 12’H, YUBA 1YTF-430-212
(154) 1” x 12 gage steel tubes with aluminum fins

E-109	Air Cooler, ATM Column OH Condenser, 3,003 sq. ft. bare, 49,182 sq. ft. extended, 13.3 MM BTU/Hr., otherwise same as E-108.

E-110	Heavy SR gasoline Stripper Reboiler: 266 sq. ft. Vertical. Steel one pass shell: 160 psig @ 650°F/ steel one pass tubes: 64 psig @ 650°F with (178) tubes 3/4” OD 14 gage x 96”

E-111	CATF Base Stripper Reboiler: 833 sq. ft. Vertical Steel one pass shell: 160 psig @ 650°F/steel one pass tubes: 64 psig @ 650°F AES, 29” x 8’, Western, 1962

E-112	Air Cooler, Hvy SR Prod Cooler, 877 sq. ft. bare, 14,376 sq. ft. extended 60 psig @ 375°F, 16’-7” w x 30’L x 12’H, with 1” 12 gage steel tubes, Alum fins one cell /2 fans per cell 20 HP each.
YUBA 1YTF 330-212

E-113	Air Cooler, CATF Base Product Cooler. 970 sq. ft. bare, 15,890 sq. ft. extended 120 psig @ 650°F with 1” 12 gage steel tubes, Alum Fins, YUBA YTF 330-212

E-114	Air Cooler, Diesel Furnace Oil Prod Cooler, 785 sq. ft. bare, 12,863 sq. ft. extended 158 psig @ 473°F with (102) 1” 12 gage steel tubes with Alum Fins, YUBA 1YTF 230-210

E-115	Stabilizer Feed Bottoms: 314 sq. ft. AES, 12” x 20’. Western 1962. 3,300 lbs. Steel one pass shell: 270 psig @ 650°F.

E-116	Air Cooler, Stabilizer O.H. Condenser: 877 sq. ft. bare, 14,376 sq. ft. extended 185 psig @ 375°F. One section, 2 fans/cell YUBA YTF 230-210, 1” 12 gage steel tubes, alum fins.

E-117	Stabilizer Reboiler: 785 sq. ft. Vertical, 25” x 10’, Western, AES, 8,000 lbs., Steel one pass Shell: 275 psig @ 650°F/Steel one pass tubes: 190 psig @ 650°F.

E-118	Air Cooler. LT SR Product Cooler, 600 sq. ft. bare, 9,836 sq. ft. extended 178 psig @ 406°F, 1” 12 gage tubes, Alum fins, YUBA YTF 330-212.

E-119	Air Cooler, Turbine Fuel Cooler, 433 sq. ft. bare, 7106 sq. ft. extended 150 psig @ 650°F, 1 fan, 1 cell with 1” 12 gage steel tubes. Alum fins YUBA YGF-810-107

E-120	G-Fin, Glycol cooler, 140.6 sq. ft. Steel Shell: 500 psig @ 650°F/Steel Tubes: 500 psig @ 650°F Brown Type 117-000-720
VESSELS

V-102	Crude O.H. Reflux 84” ID x 20’ t-t, Horizontal, 61 psig @ 650°F, Steel, 14,000 lbs.

V-103	Separator 72” ID x 20’ t-t, Horizontal, 60 psig @ 650°F Steel, 12,000 lbs.

V-104	Stabilizer Reflux 36” ID x 8’ t-t, Horizontal 200 psig @ 450°F, Steel 2,700 lbs.

V-115	Clay Treater 66” ID x 16’ t-t, Vertical 306 psig @ 450°F, Steel, 15,608 lbs.
COMPRESSOR

K-101	Crude Column Overhead Gas, Chicago Pneumatic 7x9 TB, SN 70639, 117 SCFM, P1 = 25.7 psig, P2 = 177.2 psig, 317 RPM max. with 25 HP motor, TEFC.
DELIVERY

F-102	Diesel Stripper Reboiler, Petrochem, vertical, cylindrical. 3.15 MM BTU/HR, 64 psi @ 609°F Inlet, (15) Tubes: 4.5” OD, .337” Wall, A-161 Steel.
MISCELLANEOUS ITEMS

One Lot B Structured Steel, Platforms, Ladders, Manual Valves and Piping Spools.

DESCRIPTION OF RECONDITIONED GAS TURBINE GENERATORS
The two reconditioned gas turbine generator set include the following equipment:
Pfsparrow(1)
Two reconditioned Nuovo-Pignone PGT-5B Gas Turbines
Support Frames
Starting System including a Deutz Type F61-912 diesel engine and battery compartment.
Instrumentation
Lubrication Systems
Gas Fuel Systems
Liquid Fuel Systems
Acoustic Enclosures
Combustion Air Inlet Systems
Exhaust Systems with Silencers and Stacks
Mail Load Gears
Two 50 Hz Generators and Excitation Systems
Control Systems
Miscellaneous Items including a Compressor Washing Trolley, manuals, anchor bolts, interconnecting pipping, etc.

DESCRIPTION OF REFORMER ASSETS:

3.0	HDS UNIT

3.1	Charge Pump, Heater & Reactor P & ID

E-1251, 1252, 1253, 1254

HDS FEED / EFFLUENT EXCHANGER (used surplus)

P-1151 A, B
HDS CHARGE PUMP
3 x Flow Control Valves

H-1451

HDS CHARGE HEATER
2 x Flow Control Valves
1 x Pressure Control Valve

R-1351

HDS REACTOR (Refractory Lined)
1 x Flow Control Valve

3.2	HDS Stripper and Side Stripper P & ID
C-1353
STRIPPER COLUMN (used surplus)
1 x Flow Control Valve

E-1264
STRIPPER REBOILER (used surplus)
1 x Temperature Control Valve

C-1355
SIDE STRIPPER COLUMN
1 x Flow Control Valve

E-1269
SIDE STRIPPER REBOILER
3.0 MM BTU / HR
1 x Temperature Control Valve

3.3	HDS Reactor Effluent / Stripper Feed Exchange Systems P & ID

E-1255
EFFLUENT CONDENSER

E-1256, E-1257
EFFLUENT TRIM COOLERS

V-1352
REACTOR SEPARATOR (Used Surplus)
1 x Pressure Control Valve
2 x Level Control Valve

E-1258, E-1259
STRIPPER FEED BOTTOMS EXCHANGERS
1 x Flow Control Valve (to Naphtha Distillation)

E-1272
STRIPPER BOTTOMS COOLER (Existing)
1 x Flow Control Valve

3.4	HDS Stripper Overhead and Side Stripper Exchange System P & ID

E-1262
STRIPPER OVERHEAD CONDENSER

E-1263
STRIPPER OVERHEAD TRIM CONDENSER

V-1354
STRIPPER ACCUMULATOR (Used Surplus)

P-1153A & B
STRIPPER REFLUX PUMPS

P-1159
SOUR DISTILLATE PRODUCT PUMP
1 x Level Control Valve

E-1266 A,B,C,D
SIDE STREAM STRIPPER BOTTOMS COOLERS
1 x Level Control Valve

V-1316
CHLORIDE INJECTION DRUM (Packaged Unit)

P-1106
CHLORIDE METERING PUMP

V-1310
METHANOL STG. DRUM (Packaged Unit)

P-1105
METHANOL METERING PUMP

P-1101 A & B
CHARGE PUMPS
1 x Flow Control Valve

E-1204
SECONDARY FEED EFFLUENT EXCHANGER

E-1201, E-1202, E-1203
PRIMARY FEED EFFLUENT EXCHANGERS

H-1401
CHARGE HEATER
1 x Temperature Control Valve
1 x Pressure Control Valve

R-1301
REACTOR
50” I.D. x 13’ — 0” T/T

V-1501
BOILER STEAM DRUM
1 x Level Control Valve (Boiler Feed Water)
1 x Pressure Control Valve (Steam Export)

P-1109 A & B
BOILER FEED WATER PUMPS

H-1402
REHEATER
1 x Temperature Control Valve
1 x Pressure Control Valve

R-1302
REACTOR

H-1403
REHEATER
1 x Temperature Control Valve
1 x Pressure Control Valve

R-1303
REACTOR
1 x Flow Control Valve

C-1305
STABILIZER COLUMN

P-1103 A & B
STABILIZER REFLUX PUMPS
1 x Flow Control Valve

E-1206
STABILIZER REBOILER (Existing)
1 x Temperature Control Valve

E-1212
STABILIZER OVERHEAD CONDENSER

V-1308
STABILIZER OVERHEAD ACCUMULATOR
1 x Level Control Valve
1 x Pressure Control Valve

V-1318
3 x Pressure Control Valves

E-1207, E-1208
REACTOR EFFLUENT CONDENSERS (Used Surplus)

V-1304
PRODUCT SEPARATOR DRUM (Used Surplus)
1 x Flow Control Valve
1 x Pressure Control Valve
1 x Level Control Valve

E-1210 & 1211
STABILIZER EXCHANGERS (Combined)

E-1216
STABILIZER BOTTOMS COOLER
Duty: 4.27 MM BTU / HR
1 x Level Control Valve

K-1901
HYDROGEN RECYCLE COMPRESSOR
1 x Shut Down Control Valve

E-1218
JACKET WATER / LUBE OIL COOLER
2 x 25 HP Motors

P-1107 A & B
JACKET WATER PUMPS

V-1323
JACKET WATER STORAGE DRUM

K-1902
HYDROGEN RECYCLE COMPRESSOR
1 x shut down control valve

K-1903
HYDROGEN RECYCLE COMPRESSOR
1 x Shut Down Control Valve / 1 x Pressure Control Valve

P-1112
START UP LUBE OIL PUMP

E-1213
LUBE OIL COOLER (K1903)

V-1321
STARTING AIR RECEIVER

V-1306
COMPRESSOR SUCTION KNOCK OUT DRUM

C-1353
STRIPPER COLUMN (Used Surplus)
1 x Flow Control Valve

E-1264
STRIPPER REBOILER (Used Surplus)
1 x Temperature Control Valve

C-1355
SIDE STRIPPER COLUMN
1 x Flow Control Valve

E-1269
SIDE STRIPPER REBOILER

3.5	One Lot B Structured Steel, Platforms, Ladders, Manual Valves

and Piping Spools

Schedule Y
EPC Contract Requirements
     The requirements of this Schedule are set forth in a letter of the Companies to OPIC dated June 12, 2001.

Schedule 1.03
Preliminary Financial Plan
The total cost of the Project (being the assets of the Developer and Refiner on a consolidated basis) are estimated to be as follows:

	At InterOil	At OPIC
	Book Value	Vauation
	US$m	US$m
Contributed Equipment	41	26
Development Costs already incurred (to Mar 2001)	29	29
EPC (fixed price)	94	94
Owner’s Costs	14	14
Contingency & Reserve	6	6
Finance Costs (fees and IDC)	7	7

Total Project Cost	191	176
Plus funding of Debt Service Reserve Account	9	9

Total Funding Requirement	200	185
     The Developer and Refiner, on a consolidated basis, will be funded as follows:

	At InterOil	At OPIC
	Book Value	Vauation
	US$m	US$m
Contributed Equipment and Development Costs already funded	70	55
Senior Debt provided by OPIC	85	85
InterOil Funding (Equity and Subordinated Debt) / Guarantees required	36	36
Funding of Debt Service Reserve Account[1]	9	9

Total Funding	200	185

[1]	To be fully funded in cash pursuant to Section 4.13 prior to the first Disbursement.

Schedule 2.05
Repayment Schedule
The Loan, if fully drawn, shall be repaid on the dates and in the amounts shown in the table, adjusted according to the note to the table.

	Repayment	Principal to
Date	Number	be Repaid(1)
31-Dec-03	1	$4,500,000
30-Jun-04	2	$4,500,000
31-Dec-04	3	$4,500,000
30-Jun-05	4	$4,500,000
31-Dec-05	5	$4,500,000
30-Jun-06	6	$4,500,000
31-Dec-06	7	$4,500,000
30-Jun-07	8	$4,500,000
31-Dec-07	9	$4,500,000
30-Jun-08	10	$4,500,000
31-Dec-08	11	$4,500,000
30-Jun-09	12	$4,500,000
31-Dec-09	13	$4,500,000
30-Jun-10	14	$4,500,000
31-Dec-10	15	$4,500,000
30-Jun-11	16	$4,500,000
31-Dec-11	17	$4,500,000
30-Jun-12	18	$4,500,000
30-Dec-12	19	$4,000,000

TOTAL		$85,000,000

Note:
The first Payment Date is assumed in the table to be 31 December 2003. If it is earlier, then all repayment dates will be brought forward by the same amount in time. For example, if the first Payment Date is 30 June 2003, then the last Payment Date shall be 30 June 2012.

Schedule 2.05B
[FORM OF PHYSICAL COMPLETION CERTIFICATE]
PHYSICAL COMPLETION CERTIFICATE

DATE:

TO:	Overseas Private Investment Corporation (“OPIC”)
1100 New York Avenue, N.W.
Washington, D.C. 20527
Attn.: Vice President for Finance, and [Investment Officer]
     This Physical Completion Certificate is submitted to OPIC pursuant to Section 2.05(b) of the Loan Agreement, dated as of June 12, 2001 (the “Loan Agreement”), between E.P. INTEROIL, LTD., a corporation organized and existing under the laws of the Cayman Islands (the “Borrower”) and OVERSEAS PRIVATE INVESTMENT CORPORATION, an agency of the United States of America (“OPIC”).
     All capitalized terms used herein and not otherwise defined shall have their respective meanings set forth in the Loan Agreement.
     The undersigned hereby certifies that [he/she] is an Authorized Officer of the Borrower, and further certifies that as of ______ ___, 200___ (the “Physical Completion Date”) all buildings, equipment, facilities, and necessary infrastructure for the Project have in all material respects been procured, constructed, and installed in accordance with the Construction Contract, are operational and in good working condition and have satisfied all performance and reliability tests under the Construction Contract, and are capable of being used for their intended purpose (the “Physical Completion Conditions”).
     Evidence of the foregoing is attached hereto and made a part hereof as Schedule 1 [attach relevant supporting evidence][NOTE: Relevant supporting evidence may include an independent consultant’s report, accountants’ certificate, opinions of counsel, Authorized Officer’s Certificate from the Companies, audited Financial Statements, etc.].
     The undersigned further certifies that the documents and materials attached hereto as Schedules are true, correct, and complete originals or copies.
     The undersigned understands that Section 237(n) of the Foreign Assistance Act of 1961, as amended, provides for imprisonment, as well as fines, for knowingly submitting false statements or reports or willfully overvaluing any land, property, or security for the purpose of influencing in any way the actions of OPIC with respect to an OPIC-financed project.
     IN WITNESS WHEREOF, the undersigned has hereunto set [his][her] hand on this ___day of ___, 200_.

[PRINTED NAME OF AUTHORIZED OFFICER]
[TITLE OF AUTHORIZED OFFICER]
E.P. INTEROIL, LTD.
Attachments

S2.05B-2

Schedule 3.11
Easements
     Confirmation of Rights of Way for the Napa Napa Road Corridor access road to the Project site.

Schedule 4.04
Government Approvals
See Sections 3.10 and 4.04 of the Agreement:
Section (1) Authorizations already obtained
     1. Grant of exemption from import duty under section 9 (1) (d) of the Customs Tariff Act 1990 in Notice of Exemption published in the National Gazette No. G81 of 30 June 1999, for goods comprising an oil refinery and other associated and ancillary goods, materials, assets, plans, equipment, consumables and spare and replacement parts that are an integral part of the refinery and are necessary for the commencement of commercial operations and for two years after for the operation of the refinery.
     2. Approval of the Company’s Training and Localisation Plan under the Employment of Non-Citizens Act (Ch. No 374).
     3. Approval of the Company’s Environmental Plan under the Environment Planning Act 1978 (PNG).
     4. Grant by NCD Water & Sewerage Limited, trading as Eda Ranu, under the National Capital District Water and Sewerage Act 1996, for the Company to:
•	Use water sourced and derived from the Company’s boreholes on the Site Lease until such time as Eda Ranu is able to supply adequately from the mains;

•	Construct and operate a sewerage system to a design approved by Eda Ranu for the project and refinery operations within the Site Lease.
     5. Registration of the Project Agreement and the Extension Deed against the PPFL 1, under Section 100 of the Oil and Gas Act 1998.
     6. Rezoning of the land the subject of the Site Leases to a zone which will permit the construction and operation of the Project and the grant of planning permission by the National Capital District Physical Planning Board under section 79 of the Physical Planning Act 1989 to conduct the Project on that land.
     7. Grant of Petroleum Processing Facility License No.1 (“PPFL 1”) under Section 189 and Part III Division 10 of the Oil and Gas Act 1998 to InterOil Limited.

Section (2) Authorizations to be obtained prior to first Disbursement
     8. Grant of permits under the Water Resources Act (Ch. No. 205) (PNG).
     (a) Water Investigation Permit granted by the Director of the Department of Water Resources.
     (b) Grant of Water Use Permits for:
     (i) the abstraction of bore water;
     (ii) the abstraction of sea water; and
     (iii) the discharge of treated sewage effluent, process area wash water and desalinated brine into the sea.
     9. Approval by the Bank of Papua New Guinea of the InterOil Limited’s final financing plan under clause 10 of the Project Agreement and the Central Banking (Foreign Exchange and Gold) Regulation.
     10. Approval by the Bank of Papua New Guinea pursuant to the Central Banking (Foreign Exchange and Gold) Regulation to allow InterOil Limited to enter into and perform its obligations pursuant to:
     (a) The Downstream Loan Documents;
     (b) The Equity Subscription Agreement;
     (c) The Asset Sale Agreement;
     (d) The Security Documents;
     (e) The Sponsor Support Agreement; and
     (f) The Share Pledge Agreement in respect of the Borrower’s pledge of its interest in IL.
     11. Approval by the Harbours Board under the Harbours Board Act for the Company to construct and operate the proposed marine jetty.
     12. Receipt of certification under section 28 of the Investment Promotion Act in respect of InterOil Limited and re-certification under that Act in relation to changes in shareholding in the Borrower and InterOil Limited.

S-4.05-2

     13. Confirmation of rights of way for access roads to the Project site by the compulsory acquisition by the State of the required land from the traditional landowners under the Land Act 1996.
     14. Grant of authorization from the Electricity Commission under section 31 of the Electricity Commission Act (Chapter No.78) to generate and supply electricity to the Project, or confirmation from the Commission that no such authorization is necessary.

S-4.05-3

Schedule 4.08
DUE DILIGENCE
1.	State Leases
Confirm whether appropriate zoning and planning permission in respect of the state leases have been obtained.
2.	Landowner Issues
Examine threat to access to Site.
3.	Corporate Issues
•	IL Constitution B Registration; confirm consistency with other IPA records re share structure; inappropriate provisions.
•	IL filings B confirm annual returns lodged in accordance with the Act.
4.	EPI Ownership of Former Chevron Assets
Legal opinion as to EPI’s ownership free from encumbrances of (a) the Chevron Crude & Light Ends Unit together with certain utility systems previously located at Nikiski on the Kenai peninsula in Alaska and (b) the Chevron El Paso Catalytic Reformer and its associated Hydro-desulfurizer (HDS) previously located at Cyril, Oklahoma.

Schedule 6.05
MAINTENANCE OF INSURANCE
(A)	Insurance by the Contractor and the Operator.
(1)	Insurance By The Contractor: The Companies shall cause the Contractor to maintain in full force and effect at all times on and after the first Closing Date and continuing throughout the terms of the Agreement, insurance policies with limits and coverage provisions sufficient to satisfy the requirements set forth in each of the Project Documents.

(2)	Insurance By The Operator: The Companies shall cause the operator under the O&M Agreement to maintain in full force and effect at all times on and after the O&M Agreement is executed and then throughout the term of the Agreement, insurance policies with limits and coverage provisions sufficient to satisfy the requirements set forth in each of the Project Documents.
(B)	Insurance by the Companies: The Companies shall procure at their own expense and maintain in full force and effect at all times on and after the first Closing Date (unless otherwise specified below) and continuing throughout the term of this Agreement (unless otherwise specified below) insurance policies with responsible insurance companies authorized to do business in Papua New Guinea (if required by law or regulation) with (i) a Best Insurance Reports rating of “A-” or better and a financial size category of “IX” or higher, (ii) or a Standard & Poors financial strength rating of “BBB+” or higher, (iii) or other companies acceptable to OPIC, with limits and coverage provisions sufficient to satisfy the requirements set forth in each of the Project Documents, but in no event less than the limits and coverage provisions set forth below (provided that the requirements with respect to the Specified Policies shall be those requirements set forth in the Sponsor Support Agreement).
(1)	Workers’ Compensation Insurance: Workers’ compensation insurance as required by applicable laws. A maximum deductible or self-insured retention of $25,000 per occurrence shall be allowed.

(2)	Employer’s Liability Insurance: Employer’s liability insurance for the Companies’ liability arising out of injury to or death of employees of the Companies in the amount of $1,000,000 per accident. A maximum deductible or self-insured retention of $25,000 per occurrence shall be allowed.
(3)	General Liability Insurance: Liability insurance on an occurrence basis against occurrences anywhere in the world and claims filed in anywhere in the world for the Companies’ liability arising out of claims for personal injury (including bodily injury and death) and property damage. Such insurance shall provide coverage for products-completed operations (which coverage shall remain in effect for a period of at least three years following the final completion date contemplated in the Construction Contract), blanket contractual, broad form property damage, personal injury insurance, independent contractors and sudden and accidental pollution liability with a $1,000,000 minimum limit per occurrence for combined bodily injury and property damage provided that policy aggregates, if any, shall apply separately to claims occurring with respect to the Project. A maximum deductible or self-insured retention of $100,000 per occurrence shall be allowed.

(4)	Automobile Liability Insurance: Automobile liability insurance for the Companies’s liability arising out of claims for bodily injury and property damage covering all owned (if any), leased, non-owned and hired vehicles used in the performance of the Companies’ obligations under the Construction Contract with a $1,000,000 minimum limit per accident for combined bodily injury and property damage and containing appropriate no-fault insurance provisions wherever applicable. A maximum deductible or self-insured retention of $25,000 per occurrence shall be allowed.

(5)	Marine Liability: Marine liability insurance for the Companies’ liability arising out of claims for bodily injury or property damage arising out of any vessel or barge owned, rented or chartered by the Companies with a minimum $25,000,000 limit per occurrence provided that policy aggregates, if any, shall apply separately to claims occurring with respect to the Project.

(6)	Marine Terminal Operator’s Liability: On or before the substantial completion date contemplated in the Construction Contract, Marine Terminal Operator’s Liability for the Companies’ liability arising out of claims for bodily injury or property damage including physical damage to vessels, property of others or cargo during docking/undocking, loading/unloading or while in the custody of the Companies with a minimum limit of $25,000,000
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per occurrence. A maximum deductible or self-insured retention of $250,000 per occurrence shall be allowed.
(7)	Environmental Impairment Liability: Environmental Impairment Liability insurance for the Companies’ liability arising out of the release of pollutants that cause environmental damage or bodily injury or property damage to third parties and first party clean-up expenses with a minimum limit of $50,000,000. A maximum deductible or self-insured retention of $1,000,000 per claim shall be allowed.

Solely with respect to the Environmental Impairment Liability insurance outlined in this section, the Companies shall not be required to obtain such insurance earlier than the sixtieth (60th) day prior to the date crude oil is first introduced into the Project.

(8)	Excess Liability Insurance: Excess liability insurance on an occurrence basis covering claims (on at least a following form basis) in excess of the underlying insurance described in the foregoing subsections (2), (3), (4), (5) and (6), with a $25,000,000 minimum limit per occurrence until the sixtieth (60th) day prior to the date crude oil is first introduced into the Project and a $50,000,000 minimum limit per occurrence thereafter, provided that aggregate limits of liability, if any, shall apply separately to claims occurring with respect to the Project.

The amounts of insurance required in the foregoing subsections (2), (3), (4), (5), (6) and this subsection (8) may be satisfied by Companies purchasing coverage in the amounts specified or by any combination of primary and excess insurance, so long as the total amount of insurance meets the requirements specified above.

(9)	Aircraft Liability Insurance: If the performance of the Construction Contract requires the use of any aircraft that is owned, leased or chartered by the Companies, aircraft liability insurance insuring the Companies with a $25,000,000 minimum limit per occurrence for property damage and bodily injury, including passengers and crew provided that policy aggregates, if any, shall apply separately to claims occurring with respect to the Project.

(10)	Construction All Risks: Property damage insurance on an “all risk” basis insuring the Companies, the Construction Contractor, sub-contractors, the operator under the O&M Agreement and OPIC, as their interests may appear, including coverage for the perils of earth movement (including but not limited to earthquake, landslide,
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subsidence and volcanic eruption), flood, boiler, turbine and machinery accidents, strike, riot, civil commotion, sabotage and “terrorism”. For purposes of this clause “terrorism” shall be defined as any act of any person acting on behalf of or in connection with any organization with activities directed towards the overthrowing or influencing of any government de jure or de facto by force or violence.
(a)	Property Covered: The Construction All Risks insurance shall provide coverage for (i) the buildings, structures, boilers, machinery, equipment, facilities, fixtures, supplies, fuel and other properties constituting a part of the Project, (ii) free issue items used in connection with the Project, (iii) the inventory of spare parts to be included in the Project, (iv) property of others in the care, custody or control of the Companies, (v) all preliminary works, temporary works and interconnection works, (vi) foundations and other property below the surface of the ground, (vii) electronic equipment and media, (viii) any item of construction equipment whose loss or damage could result in delay in completion of the Project, (ix) steam and electrical transmission lines and equipment to the extent the Companies have an insurable interest and (x) all the Contributed Equipment and all assets included in Contributed Amounts.

(b)	Additional Coverages: The Construction All Risks policy shall insure (i) the cost of preventive measures to reduce or prevent a loss (sue & labor) in an amount not less than $5,000,000, (ii) operational and performance testing for a period not less than sixty (60) days, (iii) inland transit with sub-limits sufficient to insure the largest single shipment to or from the Site from anywhere within New Guinea, (iv) attorney’s fees, engineering and other consulting costs, and permit fees directly incurred in order to repair or replace damaged insured property in a minimum amount of $5,000,000, (v) expediting expenses (defined as extraordinary expenses incurred after an insured loss to make temporary repairs and expedite the permanent repair of the damaged property in excess of the delayed startup coverage even if such expenses do not reduce the delayed startup loss) in an amount not less than $5,000,000, (vi) off-site storage with sub-limits sufficient to insure the full replacement value of any property or equipment not stored on the Site, (vii) the removal of debris with a sub-limit not less than limit not less
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than $5,000,000, and (viii) pollution clean up and removal for a sub-limit not less than $250,000.
(c)	Special Clauses: The Construction All Risks policy shall include (i) a seventy-two (72) hour flood/storm/earthquake clause, (ii) an unintentional errors and omissions clause, (iii) a 50/50 clause, (iv) a requirement that the insurer pay losses within 30 days after receipt of an acceptable proof or loss or partial proof of loss, (v) an other insurance clause making this insurance primary over any other insurance, (vi) currency clause giving the insured the option of obtaining loss payments in either Dollars or the equivalent amount of Papua New Guinea LC’s, and (vii) a clause stating that the policy shall not be subject to cancellation by the insurer except for non-payment of premium.

(d)	Prohibited Exclusions: The Construction All Risks policy shall not contain any (i) coinsurance provisions, (ii) exclusion for loss or damage resulting from freezing, mechanical breakdown, (iii) exclusion for loss or damage covered under any guarantee or warranty arising out of an insured peril, or (iv) exclusion for resultant damage caused by ordinary wear and tear, gradual deterioration, normal subsidence, settling, cracking, expansion or contraction, faulty workmanship, design or materials.

(e)	Sum Insured: The Construction All Risks policy shall (i) be on a completed value form, with no periodic reporting requirements, (ii) insure 100% of the completed insurable value of the Project, (iii) value losses at replacement cost, without deduction for physical depreciation or obsolescence including custom duties, taxes and fees and (iv) insure earth movement and flood coverage.

(f)	Deductible: The Construction All Risks insurance shall have no deductible greater than $250,000 per occurrence for operational testing coverage and $100,000 per occurrence for all other coverage.

(g)	Policy Expiration: The Construction All Risks insurance shall remain in effect until replaced by operational physical damage insurance as specified in Section (B)(13) below.
(11)	Delayed Startup Insurance: Delayed startup coverage insuring the Companies and OPIC, as their interests may appear, covering the
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Companies’ fixed costs and debt service as a result of loss or damage insured by Section (B)(10) above resulting in a delay in completion of the Project beyond its anticipated date of completion in an amount not less than eighteen (18) months projected continuing expenses plus debt service of the Borrower.

Such insurance shall (a) have a deductible of not greater than 30 days aggregate for all occurrences during the construction period, (b) have an indemnity period not less than eighteen (18) months, (c) include an interim payments clause allowing for the monthly payment of a claim pending final determination of the full claim amount, (d) cover loss sustained when access to the Site is prevented due to an insured peril at premises in the vicinity of the Site, (e) cover loss sustained due to the action of a public authority preventing access to the Site due to imminent or actual loss or destruction arising from an insured peril at premises in the vicinity of the Site, (f) insure loss caused by damage to finished equipment or machinery while awaiting shipment at a supplier’s premises (including all the Contributed Equipment and all assets included in Contributed Amounts), (g) insure loss resulting from caused by damage or mechanical breakdown to construction plant and equipment at the Site not already insured by Section (B)(9) above, (h) not contain any form of a coinsurance provision or include a waiver of such provision and (i) cover loss sustained due to the accidental interruption or failure of supplies of electricity, gas, sewers, water or telecommunication up to the terminal point of the utility supplier with the Site.

Coverage shall remain in effect until replaced by business interruption insurance as specified in Section (B)(14) below.

(12)	Marine Cargo Insurance: cargo insurance insuring the Companies and OPIC, as their interests may appear, on a “warehouse to warehouse” basis including land, air and marine transit insuring “all risks” of loss or damage on a replacement cost basis plus freight and insurance from the time the goods are in the process of being loaded for transit until they are finally delivered to the Site including during shipment deviation, delay, forced discharge, re-shipment and transshipment. Such insurance shall include coverage for war, strikes, theft, pilferage, non-delivery, charges of general average sacrifice or contribution, salvage expenses, temporary storage in route, consolidation, repackaging, refused and returned shipments, contain a replacement by air extension clause, 50/50 clause, unintentional, difference in conditions for C.I.F. shipments, errors and omissions clause, import duty clause, non-
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vitiation clause, an English law and practices plus adjustment and settlement clause, OPIC loss payable clause satisfactory to the Insurance Consultant, debris removal, contain no exclusion for inadequate packing or survey warranties and insure for the replacement value of the largest single shipment plus freight and insurance, subject to a minimum limit of $15,000,000 per conveyance.

(13)	Marine Cargo Delayed Startup Insurance: Delayed startup insurance insuring the Companies and OPIC, as their interest may appear, for the Companies’ fixed costs, including debt service, as a result of (i) loss or damage insured by Section (B)(12) above, (ii) cover loss sustained when ingress to or egress from the Site is prevented, and (iii) loss, breakdown or damage to the hull, machinery or equipment of the vessel or aircraft on which the insured property is being transported, resulting in a delay in completion of the Project beyond their anticipated date of completion in an amount not less than eighteen (18) months projected continuing expenses plus debt service of the Borrower. Such insurance shall have a deductible of not greater than thirty (30) days per occurrence or thirty (30) days aggregate for all occurrences during the construction of the Project.

(14)	Operational Property Damage Insurance: On or prior to the Substantial Completion Date or the expiration of the Construction All Risks insurance, whichever comes first, property damage insurance on an “all risk” basis insuring the Companies and OPIC, as their interests may appear, including coverage against damage or loss caused by earth movement (including but not limited to earthquake, landslide, subsidence and volcanic eruption), flood, boiler and machinery accidents, strike, riot, civil commotion sabotage and “terrorism”. For purposes of this clause “terrorism” shall be defined as any act of any person acting on behalf of or in connection with any organization with activities directed towards the overthrowing or influencing of any government de jure or de acto by force or violence.
(a)	Property Insured: The property damage insurance shall provide coverage for (i) the buildings, structures, boilers, machinery, turbines, equipment, facilities, fixtures, supplies, fuel and other properties constituting a part of the Project, (ii) steam and electrical transmission lines along with related equipment for which the Companies have an insurable interest, (iii) the cost of recreating plans, drawings or any other documents or computer system records, (iv) electronic
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equipment and (v) foundations and other property below the surface of the ground.

(b)	Additional Coverages: The property damage insurance shall insure (i) transit and off-site repair including ocean marine and air transit, if applicable, with sub-limits sufficient to insure the full replacement value of the property or equipment prior to its being moved to or from the Site and while located away from the Site, (ii) attorney’s fees, engineering and other consulting costs, and permit fees directly incurred in order to repair or replace damaged insured property in a minimum amount of $5,000,000, (iii) the cost of preventive measures to reduce or prevent a loss (sue & labor) in an amount not less than $5,000,000, (iv) increased cost of construction and loss to undamaged property as the result of enforcement of building laws or ordinances with sub-limits not less than 10% of the “Full Insurable Value”, (v) debris removal with sub-limits not less than $5,000,000 or 25% of the loss, whichever is greater and (vi) expediting expenses (defined as extraordinary expenses incurred after an insured loss to make temporary repairs and expedite the permanent repair of the damaged property in excess of the business interruption even if such expense does not reduce the business interruption loss) in an amount not less than $5,000,000.

(c)	Special Clauses: The property damage policy shall include a (i) seventy-two (72) hour clause for flood, windstorm and earthquakes, (ii) unintentional errors and omissions clause, (iii) requirement that the insurer pay losses within thirty (30) days after receipt of an acceptable proof of loss or partial proof of loss, (iv) other insurance clause making this insurance primary over any other insurance and (v) currency clause giving the insured the option of obtaining loss payment in either Dollars or the equivalent amount of Local Currency.

(d)	Sum Insured: Losses shall be valued at their repair or replacement cost, without deductible for physical depreciation or obsolescence, including custom duties, taxes and fees. The property damage policy shall insure the Project in an amount not less than the “Full Insurable Value”. For purposes of this Section, “Full Insurable Value” shall mean the full replacement value of the Project, including any improvements, equipment, spare parts, fuel and supplies,
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without deduction for physical depreciation and/or obsolescence.

(e)	Deductibles: The property damage insurance may have deductibles of not greater than $100,000 per occurrence, except for the turbine/generator units which shall not have a deductible greater than $250,000 per occurrence.

(f)	Prohibited Exclusions: The property damage policy shall not contain any (i) coinsurance provision, (ii) exclusion for loss or damage resulting from freezing, mechanical breakdown, (iii) exclusion for loss or damage covered under any guarantee or warranty arising out of an insured peril or (iv) exclusion for resultant damage caused by ordinary wear and tear, gradual deterioration, normal subsidence, settling cracking, expansion or contraction, faulty workmanship, design or materials.
(15)	Business Interruption Insurance: On or prior to the substantial completion date contemplated in the Construction Contract or the expiration of the delayed startup insurance, whichever comes first, business interruption insurance insuring the Companies and OPIC, as their interests may appear, covering 100% of the Companies’s continuing normal operating expenses including payroll and debt service for a period of 12 months, arising from loss required to be insured by Section (B)(14)(a) above.

Such insurance shall (a) have a deductible no greater than thirty (30) days average daily value of production per occurrence, (b) include for a period of twelve (12) months that portion of fixed expenses and debt service not earned arising from an insured loss, (c) cover loss sustained when access to the Site is prevented due to an insured peril at premises in the vicinity of the Site, (d) cover loss sustained due to the action of a public authority preventing access to the Site due to imminent or actual loss or destruction arising from an insured peril at premises in the vicinity of the Site, (e) cover loss sustained due to damage by an insured peril to contributing or recipient properties, (f) have an indemnity period of not less than twelve (12) months, and (g) include a clause allowing interim payments on account pending finalization of the claim payment. Such insurance shall not contain any coinsurance clause or include a waiver of such clause.

(16)	Specified Policies: As set forth in the Sponsor Support Agreement with respect to the Specified Policies
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(17)	Endorsements: All policies of liability insurance required to be maintained by the Companies shall be endorsed as follows:
(a)	To name the Companies and OPIC and their respective officers and employees (and such other Persons as may be required by the Project Documents) as additional insureds;

(b)	To provide a severability of interests and cross liability clause;

(c)	That the insurance shall be primary and not excess to or contributing with any insurance or self-insurance maintained by the Companies or OPIC.
(18)	Evidence of Insurance: The Companies shall, prior to the first Disbursement date and upon request from time to time, to deliver to OPIC such suitable evidence of insurance as may be reasonably requested by OPIC.

(19)	Waiver of Subrogation: The Companies hereby waive any and every claim for recovery from OPIC for any and all loss or damage covered by any of the insurance policies to be maintained under this Agreement to the extent that such loss or damage is recovered under any such policy. Inasmuch as the foregoing waiver will preclude the assignment of any such claim to the extent of such recovery, by subrogation (or otherwise), to an insurance company (or other person), the Companies shall give written notice of the terms of such waiver to each insurance company which has issued, or which may issue in the future, any such policy of insurance (if such notice is required by the insurance policy) and shall cause each such insurance policy to be properly endorsed by the issuer thereof to, or to otherwise contain one or more provisions that, prevent the invalidation of the insurance coverage provided thereby by reason of such waiver.
(C)	Amendment of Requirements:
(1)	Amendment by OPIC: OPIC may at any time, acting reasonably, amend the requirements and approved insurance companies of this Schedule 6.05 due to (i) new information not known by OPIC on the first Disbursement date and which poses a material risk to the Project or (ii) changed circumstances after the first Disbursement date which in the reasonable judgment of OPIC renders such coverage materially inadequate.
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(2)	Amendment Due To Commercial Unfeasibility: In the event any insurance (including the limits or deductibles thereof) hereby required to be maintained shall not be reasonably available and commercially feasible in the commercial insurance market, OPIC shall not unreasonably withhold its agreement to waive such requirement to the extent the maintenance thereof is not so available; provided, however, that (i) the Companies shall first request any such waiver in writing, which request shall be accompanied by a written report prepared by the Insurance Consultant, certifying that such insurance is “not reasonably available and commercially feasible” (and, in any case where the required amount is not so available, certifying as to the maximum amount which is so available) and explaining in detail the basis for such conclusions; (ii) at any time after the granting of any such waiver, but not more often than once a year, OPIC may request, and the Companies shall furnish to OPIC within fifteen (15) days after such request, supplemental reports reasonably acceptable to OPIC from the Insurance Consultant updating their prior report and reaffirming such conclusion; and (iii) any such waiver shall be effective only so long as such insurance shall not be reasonable available and commercially feasible in the commercial insurance market, it being understood that the failure of the Companies to timely furnish any such supplemental report shall be conclusive evidence that such waiver is no longer effective because such condition no longer exists, but that such failure is not the only way to establish such non-existence. The failure at any time to satisfy the condition to any waiver of an insurance requirement set forth in the proviso to the preceding sentence shall not impair or be construed as a relinquishment of the Companies’ ability to obtain a waiver of an insurance requirement pursuant to the preceding sentence at any other time upon satisfaction of such conditions. For the purposes of this sub-section insurance will be considered “not reasonably available and commercially feasible” if it is obtainable only at excessive costs which are not justified in terms of the risk to be insured and is generally not being carried by or applicable to projects or operations similar to the Project because of such excessive costs.

(D)	Conditions:

(1)	Loss Notification: The Companies shall promptly notify OPIC of any single loss or event likely to give rise to a claim against an insurer for an amount in excess of $500,000 covered by any insurance maintained pursuant to Sections (B)(9), (10), (11), (12), (13) and (14).
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(2)	Payment of Loss Proceeds: All policies of insurance required to be maintained pursuant to Sections (B)(9), (10), (11), (12), (13) and (14), shall provide that the proceeds of such policies shall be payable solely to OPIC and applied as specified in the Financing Documents.

(3)	Loss Adjustment and Settlement: A loss under any insurance required to be carried under Sections (B)(10), (11), (12), (13), (14) and (15) shall be adjusted with the insurance companies, including the filing in a timely manner of appropriate proceedings, by the Companies, subject to the approval of OPIC if such loss is in excess of $500,000. In addition, the Companies may in their reasonable judgment consent to the settlement of any loss provided that in the event that the amount of the loss exceeds $500,000 the terms of such settlement is concurred with by OPIC.

(4)	Policy Cancellation and Change: All policies of insurance required to be maintained pursuant to this Schedule 6.05 shall be endorsed so that if at any time should they be canceled, or coverage be reduced (by any party including the insured) which affects the interests of OPIC, such cancellation or reduction shall not be effective as to OPIC for sixty (60) days, except for non-payment of premium which shall be for ten (10) days, after receipt by OPIC of written notice from such insurer of such cancellation or reduction.

(5)	Miscellaneous Policy Provisions: All policies of insurance required to be maintained pursuant to Sections (B)(9), (10), (11), (12), (13) and (14) shall (i) not include any annual or term aggregate limits of liability or clause requiring the payment of additional premium to reinstate the limits after loss except as regards the insurance applicable to the perils of flood, earth movement, sabotage and terrorism, (ii) shall include OPIC as additional insured as its interest may appear and (iii) include a clause requiring the insurer to make final payment on any claim within thirty (30) days after the submission of proof of loss and its acceptance by the insurer.

(6)	Separation of Interests: All policies (other than in respect to liability or workers compensation insurance) shall insure the interests of OPIC regardless of any breach or violation by the Companies or any other Party of warranties, declarations or conditions contained in such policies, any action or inaction of the Companies or others, or any foreclosure relating to the Project or any change in ownership of all or any portion of the Project.
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(7)	Acceptable Policy Terms and Conditions: All policies of insurance required to be maintained pursuant to this Schedule 6.05 shall contain terms and conditions reasonably acceptable to OPIC after consultation with the Insurance Consultant.

(8)	Waiver of Subrogation: All policies of insurance to be maintained by the provisions of this Schedule 6.05 shall provide for waivers of subrogation in favor of OPIC and their respective officers and employees (and such other Persons as may be required by the Project Documents).
(E)	Evidence of Insurance: On the first Disbursement date or such other date as required by this Schedule 6.05 and on an annual basis at least 10 days prior to each policy anniversary, the Companies shall furnish OPIC with (1) certificates of insurance or binders, in a form acceptable to OPIC, evidencing all of the insurance required by the provisions of this Schedule 6.05 and (2) a schedule of the insurance policies held by or for the benefit of the Companies and required to be in force by the provisions of this Schedule 6.05. Such certificates of insurance/binders shall be executed by each insurer or by an authorized representative of each insurer where it is not practical for such insurer to execute the certificate itself. Such certificates of insurance/binders shall identify underwriters, the type of insurance, the insurance limits and the policy term and shall specifically list the special provisions enumerated for such insurance required by this Schedule 6.05. Upon request, the Companies will promptly furnish OPIC with copies of all insurance policies, binders and cover notes or other evidence of such insurance relating to the insurance required to be maintained by the Companies. The schedule of insurance shall include the name of the insurance company, policy number, type of insurance, major limits of liability and expiration date of the insurance policies.

(F)	Reports: Concurrently with the furnishing of the certification referred to in Section (E) above, the Companies shall furnish OPIC with a report of an independent broker, signed by an officer of the broker, stating that in the opinion of such broker, the insurance then carried or to be renewed is in accordance with the terms of this Schedule 6.05 and attaching an updated copy of the schedule of insurance required by Section (E) above. In addition the Companies will advise OPIC in writing promptly of any default in the payment of any premium and of any other act or omission on the part of the Companies which may invalidate or render unenforceable, in whole or in part, any insurance being maintained by the Companies pursuant to this Schedule 6.05.

(G)	Failure to Maintain Insurance: In the event the Companies fail, or fail to cause the Contractor or the operator under the O&M Agreement, to take
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out or maintain the full insurance coverage required by this Schedule 6.05, OPIC, upon thirty (30) days’ prior notice (unless the aforementioned insurance would lapse within such period, in which event notice should be given as soon as reasonably possible) to the Companies of any such failure, may (but shall not be obligated to) take out the required policies of insurance and pay the premiums on the same. All amounts so advanced thereof by OPIC shall become an additional obligation of the Companies to OPIC, and the Companies shall forthwith pay such amounts to OPIC, together with interest thereon at the Past-Due Rate from the date so advanced.

(H)	No Duty of OPIC to Verify or Review: No provision of this Schedule 6.05 or any provision of any Financing Document shall impose on OPIC any duty or obligation to verify the existence or adequacy of the insurance coverage maintained by the Companies, nor shall OPIC be responsible for any representations or warranties made by or on behalf of the Companies to any insurance company or underwriter. Any failure on the part of OPIC to pursue or obtain the evidence of insurance required by this Agreement from the Companies and/or failure of the OPIC to point out any non-compliance of such evidence of insurance shall not constitute a waiver of any of the insurance requirements in this Agreement.

(I)	Maintenance of Insurance: The Companies shall at all times maintain the insurance coverage required under the terms of the Project Documents.

(J)	Loss Proceeds:
(1)	All insurance policies required hereby covering loss or damage to the Project shall provide that all Compensation Payments be applied as described below. Upon the occurrence of any event with respect to which Compensation Payments are payable, in respect of a single event, (x) in an amount not in excess of $500,000, the Companies shall be permitted to apply such Compensation Payments to the prompt payment or reimbursement of the costs of repair or replacement of properties or assets constituting part of the Project subject to the terms of subsection (2) of this Section (J) or (y) in an amount in excess of $500,000, the Companies shall be permitted to apply such Compensation Payments to the prompt payment or reimbursement of the costs of repair or replacement of properties or assets constituting part of the Project subject to the terms of subsection (2) of this Section (J) if, and only if, the Companies shall have furnished to OPIC and OPIC shall be satisfied with, and shall have consented to, the following:
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(a)	contracts for such repair or replacement demonstrating the Company’s ability to effect such repair or replacement (i) at a cost no greater than such Compensation Payments (or, if such cost is greater, accompanied by an explanation of the source of funds for such excess amounts satisfactory to OPIC) and (ii) on a schedule reasonably acceptable to OPIC;

(b)	cash-flow projections and other assurances satisfactory to OPIC demonstrating the Companies’ ability to meet their obligations under the Financing Documents during the period from such loss until and following completion of such repair or replacement;

(c)	evidence that all required approvals of all Governmental Authorities to be obtained by the Companies or any contractor in connection with the necessary repairs and replacements have been obtained or are readily obtainable without material delay or expense; and

(d)	evidence that all Financing Documents and such required approvals shall remain in full force and effect during such period and thereafter to OPIC’s satisfaction and that the Companies and the Project are in compliance in all material respects with all applicable laws (except for any non-compliance caused by the casualty or other event that gave rise to the payment of such Compensation Payments that (i) will not prevent or materially delay the repairs or replacements proposed to be made, (ii) will not result in any material liability or obligation being imposed on the Companies, (iii) will not prevent the resumption of construction or normal operations of the Project in accordance with the Project Documents and substantially in accordance with the base case projections for the Project upon the completion of the repairs or replacements proposed to be made and (iv) will be cured upon completion of the repairs or replacements proposed to be made);
(2)	Upon completion of any repair or replacement of properties or assets constituting part of the Project, and upon filing with OPIC of (a) a certificate of an Authorized Officer, certifying the completion f the repair or replacement of properties or assets constituting part of the Project and the amount, if any, required in the Companies’ opinion to be retained in an account approved by OPIC and pledged to OPIC to OPIC’s satisfaction for the payment of any remaining costs of repair or replacement not then due and payable
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or the liability for payment of which is being contested or disputed by the Companies and (b) a certificate from the Independent Engineer stating that, based upon reasonable investigation and review, all of the information material to the repair or replacement of properties or assets constituting part of the Project set forth in such Authorized Officer’s certificate is true and complete in all material respects, the Compensation Payments, if any, in excess of that amount to be retained by OPIC as specified in such Authorized Officer’s certificate, shall be transferred to an account approved by OPIC and pledged to OPIC to OPIC’s satisfaction.

(3)	If any Compensation Payments are not permitted to be applied in accordance with subsections (1) or (2) of this Section (J), or if so permitted are not so applied in accordance with subsections (1) or (2) of this Section (J) within sixty (60) days following receipt of such Compensation Payments, then, if the aggregate amount of such Compensation Payments not so otherwise applied exceeds $500,000, the Borrower shall be obligated, to the extent required hereunder, to prepay the principal amount of the Loan, in an amount that equals in the aggregate of such Compensation Payments not so otherwise applied (or approved to be so applied); provided, however, that if the aggregate amount of such Compensation Payments not so otherwise applied shall not exceed $500,000 following such sixty (60) day period, then such amounts shall be transferred to an account approved by OPIC and pledged to OPIC to OPIC’s satisfaction;

(4)	Notwithstanding subsections (1), (2) and (3) above, if an Event of Default shall have occurred and be continuing, OPIC shall apply all Compensation Payments as a prepayment of the Loan in accordance with Section 2.06 and any other permitted payee of such Compensation Payments shall apply all such amounts as a prepayment of the Loan pursuant to Section 2.07.
S-6.05-16

Schedule 6.12
ENVIRONMENTAL COMPLIANCE
     In addition to and not in limitation of Section 6.12, the Borrower shall, and shall cause IL to:
(a)	cause the Project to be operated in compliance with the World Bank Guidelines, the OPIC Environmental Requirements and applicable law;

(b)	at least ninety (90) days prior to Mechanical Completion (as defined in the Construction Contract, “Mechanical Completion”) submit to OPIC an acceptable Occupational Health and Safety Plan (the “OHSP”) consistent with international best practices, including, but not limited to, safety measures, training, fire safety, and public health safety.

(c)	at least ninety (90) days prior to Mechanical Completion, submit to OPIC an acceptable Site location plan showing the exact location of the Site relative to its surroundings as well as the extent of earth moving necessary for the Project. This plan shall be drawn to a legible scale and certified by a surveyor acceptable to OPIC;

(d)	at least ninety (90) days prior to the Mechanical Completion, submit to OPIC an acceptable Project layout showing the locations of all key apparatus including, but not limited to, tanks, sumps, jetties, wharf, ponds and major piping. The layout shall be drawn to a legible scale and certified by a surveyor acceptable to OPIC;

(e)	at least ninety (90) days prior to Mechanical Completion, submit to OPIC an acceptable waste disposal plan outlining the final disposal of all solid waste generated on the Site during construction and daily operations;

(f)	at least ninety (90) days prior to the Mechanical Completion, submit to OPIC an acceptable air emission data for the Project and power generators that shall include, but not be limited to, dimensions, flowrates, velocities, sulfur dioxide, and nitrogen dioxide emissions;

(g)	at least ninety (90) days prior to Mechanical Completion, submit to OPIC an acceptable wharf and jetty design and location. This plan shall show, without limitation, the location and design of the wharf(s) and jetties, any and all impacts to the environment (both land and sea), and any dredging that was necessary for the selected locations;

(h)	at least ninety (90) days prior to Mechanical Completion, submit to OPIC an acceptable hazardous waste disposal plan outlining the final disposal of all oily and hazardous waste generated on the Site. This plan shall include, but not be limited to, any proposed bioremediation techniques, disposal of slop material and waste holding area;

(i)	at least ninety (90) days prior to Mechanical Completion, submit to OPIC an acceptable Spill Prevention Control and Countermeasure plan (the “SPCC”) consistent with international best practices. The SPCC shall provide details on, without limitation, secondary containment measures at the fuel storage sites (and any testing done on the constructed tanks to ensure their integrity), actions planned to prevent human exposure (including the proposed tiered response plan), safety from fires, the contamination of surface water and groundwater in the event of spills, tank ruptures, or other such incidents, information on truck and oil tanker loading and offloading, bunding material and dimensions, method and material of construction of oil/water separators, tank sizes and material of construction and the amount and type of sorbent material stored on the Site;

(j)	at least ninety (90) days prior to Mechanical Completion, submit to OPIC an acceptable Environmental Management and Monitoring Plan (the “EMMP”) consistent with international best practices and including, but not limited to, applicable regulatory standards and guidelines, organizational responsibilities and management, socio-economic impacts and Site background information;

(k)	prior to the Project’s third year of operation, submit to OPIC an acceptable independent assessment of the current status of the Project’s compliance with applicable environmental requirements. This audit shall be performed by an independent engineer acceptable to OPIC who has the knowledge to evaluate the roject’s environmental compliance policies, practices and controls;

(l)	on each anniversary of the date of the Loan Agreement, submit to OPIC an acceptable annual self-monitoring report. Each such report shall include, without limitation, regular testing results for any emissions standard, effluent standards, noise, reports of material non-compliance with relevant environmental guidelines
S-6.12-2

and requirements and remedial actions required to meet relevant environmental guidelines and requirements; and

(m)	within twenty-four (24) hours of its occurrence, submit to OPIC an acceptable written notice of any accident impacting the environment or resulting in the loss of life.
S-6.12-3

Exhibit A
Form of Disbursement Request
[E.P. INTEROIL, LTD. LETTERHEAD]
[Date]
Overseas Private Investment Corporation
1100 New York Avenue, N.W.
Washington, D.C. 20527
United States of America

Attention:	Vice President for Finance with a copy to Treasurer
Disbursement Request
Dear Sir or Madam:
Reference is made to the Loan Agreement between E.P. InterOil, Ltd. (the “Company”) and Overseas Private Investment Corporation (“OPIC”) dated as of June 12, 2001 (the “Loan Agreement”). Except as otherwise provided, capitalized terms used herein shall have the meanings set forth in the Loan Agreement.
Pursuant to Section 2.01(b) of the Loan Agreement, notice is hereby given that the undersigned requests Disbursement of the Loan as follows:

Amount of Disbursement:	$[ ]

Closing Date:	Not less than ten (10) Business Days from the date OPIC receives this Disbursement Request.

Repayment Schedule for this Disbursement:

	Repayment	Principal to
Date	Number	be Repaid

[ ]	1	$ [ ]

Please indicate your agreement with this repayment schedule by returning to us by fax an executed version of the attached schedule.
The proceeds of the Disbursement are needed for purposes of the Project to meet the following expenses (which will be described in greater detail and documented in the Officer Certificate to be delivered pursuant to Section 5.03):
1. [                    ]

2. [                    ]
$ [                    ] of the proceeds of this Disbursement will be held in [specify account]. It is anticipated that these funds will be needed for the following purposes at the following times:
[                                        ]
As of the Closing Date, each of the conditions set forth in [Articles 4 and 5] [Article 5] will be satisfied.

Very truly yours,

E.P. INTEROIL, LTD.

By:

Its:

Schedule to Exhibit A
OVERSEAS PRIVATE INVESTMENT CORPORATION
[To be filled in by the Borrower]
[Date]
E.P. InterOil, Ltd.
Suite 2, Orchid Plaza
79 Abbott Street
Cairns QLD 4870
Australia
Attention: President
By facsimile to: 61-7-4031-4565
Repayment Schedule in Respect of Disbursement No. [1][2][3][4][5]
Dear Sir or Madam:
Reference is made to your Disbursement Request dated [                    ] with respect to the Loan Agreement between E.P. InterOil, Ltd. (the “Company”) and Overseas Private Investment Corporation (“OPIC”) dated as of June 12, 2001 (the “Loan Agreement”). Except as otherwise provided, capitalized terms used herein shall have the meanings set forth in the Loan Agreement.
This is to notify you that OPIC hereby agrees with you that the Disbursement being made to you on the date hereof shall be repaid on the dates and in the amounts shown in the table below:

	Repayment	Principal to
Date	Number	be Repaid

[ ]	1	$[ ]

Please note that all repayments of this Disbursement must be made on a Payment Date, and that the aggregate amount scheduled to be paid on any Payment Date with respect to this and all prior Disbursements cannot exceed $4,500,000 (or $4,000,000 if such Payment Date corresponds to installment 19 on Schedule 2.05,).

Please note also that OPIC agrees that the Promissory Note dated [            ] is varied to the extent that the Loan installments payable under that Note shall henceforth be payable as set forth in this letter.
Please indicate your agreement to the foregoing by signing in the space provided below.

Very truly yours,

OVERSEAS PRIVATE INVESTMENT CORPORATION

By:

Its:

Accepted and agreed:

E.P. INTEROIL, LTD.

By:

Its:

A-4

Exhibit C
Guidelines for Preparation of
Supplemental Financial Statements
(NOTE: Capitalized terms used in this Exhibit, and not defined herein, are used as defined in the Loan Agreement; Section references are to the Loan Agreement, unless otherwise stated.)
     The Companies independent accountants (the “Independent Accountants”), in addition to preparing the Financial Statements of the Companies, will also prepare the Supplemental Financial Statements required pursuant to Section 6.06.
     The Financial Statements of the Companies will be prepared in the currencies allowed under Section 1.02(e) of the Loan Agreement. The Supplemental Financial Statements will be prepared in Dollars, recognizing foreign currency translations in accordance with Appendix B of FASB 52.
     The Supplemental Financial Statements will be prepared on a quarterly as well as on an annual basis. The Supplemental Financial Statements will include a balance sheet and a statement of income. The Supplemental Financial Statements, while following Appendix B of FASB 52, will exclude the issue of deferred taxes. The Independent Accountants will not express any opinion on the Supplemental Financial Statements.
     Under Appendix B of FASB 52 the Independent Accountants are required to use historical exchange rates between the functional currency (Dollars) and the other currency (LC’s) for non-monetary balance sheet accounts and the current exchange rate for monetary accounts. Based upon Appendix B of FASB 52, the following guidelines will be applied in the preparation of the Supplemental Financial Statements:

Income Statement:	Income and expenses denominated in Dollars will be reported at their Dollar book value. Income and expenses denominated in LC’s will be reported at the average exchange rate for the period.

Fixed Assets:	Fixed assets will be recorded at $[ ] (based on the Construction Contract) plus interest, finance and other costs capitalized during construction. Depreciation will be calculated in Dollars and accumulated depreciation will be reported in Dollars.

Inventories:	Inventories purchased in Dollars will be reported at their Dollar book value. Inventories purchased in LC’s will be translated at the exchange rate on the transaction date.

Receivables:	Receivables in Dollars will be reported at the Dollar book value. Receivables in LC’s will be translated at the exchange rate at the end of the period.

Cash and Bank Balances:	Balances denominated in Dollars will be reported at their Dollar book value. Balances in LC’s will be translated at the exchange rate at the end of the period.

Accounts Payable:	Accounts payable in Dollars will be reported at their Dollar book value. Accounts payable in LC’s will be translated at the exchange rate at the end of the period.

Loans:	The portion payable within twelve (12) months will be classified as the current portion of long term debt in the balance sheet. The balance will be classified as long term debt in the balance sheet. Loans payable in Dollars will be reported at their Dollar book value. Loans payable in LC’s will be translated at the exchange rate at the end of the period.

Equity:	Common stock shares denominated in LC’s will be translated at the exchange rate on the transaction date of LC’s [ ] to the Dollar.

Retained Earnings:	Retained earnings for each year will be reported in Dollars at the average exchange rate for the period. These Dollar sums will remain fixed at that amount in the balance sheets in subsequent years.
C-2

Exhibit D
UNIFORM CREDIT CASH FLOW
For purposes of calculating cash flow, the following format should be followed (specific line items may vary):
Sales/Revenue
-(G&A expenses)
-(Taxes)
+/-(changes in working capital)
-(Non-discretionary Capital Expenditure)
Cash After Operations (Cash Available for Debt Service)
-(Current portion long-term debt)
-(Management fees)
+/-(Changes in fixed assets)
+/-(Changes in investments)
Financing Surplus/Requirements
+/-Changes in common stock, retained earnings, minority interest)
Cash After Financing
+Any additional cash
Ending Cash and Equivalents

Exhibit E
[FORM OF] PROMISSORY NOTE

$[ ]	Dated: , ___
     FOR VALUE RECEIVED, the undersigned, E.P. INTEROIL, LTD., a Cayman Islands corporation (the “Borrower”), HEREBY PROMISES TO PAY to the order of OVERSEAS PRIVATE INVESTMENT CORPORATION, an agency of the United States of America (“OPIC”), the principal sum of [amount of Disbursement in words] ($[amount of Disbursement in figures]) or, if less, the principal amount of the Disbursement (as defined below) evidenced by this Promissory Note that is outstanding at any time, in installments on the dates specified in the repayment schedule set forth in Schedule 1 attached hereto (each a “Payment Date”), and ending no later than the Loan Maturity Date (as defined in the Loan Agreement (as defined below), the “Loan Maturity Date”); provided, however, that the last such installment shall be in the amount necessary to repay in full the unpaid principal amount hereof; together with interest on the principal amount hereof from time to time outstanding from the date hereof until such principal amount is paid in full, payable in arrears as specified in the Loan Agreement at a fixed rate per annum equal at all times to the Treasury Cost plus (x) prior to Project Completion, three percent (3.00%) per annum and (y) at and after Project Completion, three and one-half percent (3.50%) per annum (the “Note Interest Rate”) and, with respect to interest on any overdue amount due to OPIC under any Financing Document, payable on demand, at the Default Rate from the date that such amount was due to the date of payment thereof in full. Both principal and interest on the Disbursement are payable to OPIC in Dollars and otherwise as set forth in Section 2.12 of the Loan Agreement (as defined below).
     This Promissory Note is a Note referred to in, is issued under, and is subject to and entitled to the benefits of, the Loan Agreement dated as of June 12, 2001 between the Borrower and OPIC (the “Loan Agreement”; the terms defined therein and not otherwise defined herein being used herein as therein defined). The Loan Agreement, among other things, (i) provides for the making of disbursements (each, a “Disbursement”) by OPIC to the Borrower from time to time, the indebtedness of the Borrower resulting from each such Disbursement being evidenced by a Note, and (ii) contains provisions for acceleration of the maturity hereof upon the happening of certain stated events and also for voluntary and mandatory prepayments on account of principal hereof prior to the maturity hereof upon the terms and conditions therein specified. No reference herein to the Loan Agreement and no provision of this Promissory Note or the Loan Agreement shall alter or impair the obligation of the Borrower to pay the principal of, interest on, and all other amounts due pursuant to this Promissory Note as provided herein.
     THIS PROMISSORY NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, UNITED STATES OF AMERICA, WITHOUT REGARD TO ITS CONFLICT OF LAW RULES THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF A JURISDICTION OTHER THAN THE STATE OF NEW YORK

E.P. INTEROIL, LTD.

By:

Title:

E-2

Exhibit E Schedule 1
REPAYMENT SCHEDULE
The Disbursement evidenced by this Promissory Note shall be repaid on the dates and in the amounts shown in the table below [to be adjusted according to each Disbursement].

	Repayment	Principal to
Date	Number	be Repaid

[ ]	1	$	[ ]
[ ]	2	$	[ ]
[ ]	3	$	[ ]

TOTAL		$	[ ]
E-3

LIMITED WAVER AND AMENDMENT NO. 13 TO
LOAN AGREEMENT
     LIMITED WAIVER AND AMENDMENT NO. 13, dated as of February 15, 2005 (the “Amendment”), to the Loan Agreement dated as of June 12, 2001, as amended (the “Loan Agreement”), between EP InterOil, Ltd. (the “Borrower”) and Overseas Private Investment Corporation (“OPIC”).
WITNESSETH
     WHEREAS, the parties to this Amendment desire to waive certain requirements of, and make certain amendments to, the Loan Agreement;
     NOW, THEREFORE, the parties to this Amendment agree as follows:
     Section 1. Defined Terms; References. Unless otherwise specifically defined in this Amendment, each term used in this Amendment which is defined in the Loan Agreement has the meaning assigned to such term in the Loan Agreement. Each reference to “hereof,” “hereunder,” “herein,” “hereby” and other similar references, and each reference to “this Agreement” and other similar references contained in the Loan Agreement shall, after this Amendment becomes effective, refer to the Loan Agreement as amended by this Amendment.
     Section 2. Waivers.
     (a) OPIC hereby waives the conditions contained in Section 6.11 of the Loan Agreement.
     (b) The waiver contained in Section 2(a) hereof shall expire and cease to be in effect at midnight on March 31, 2006 (Washington, DC time).
     (c) OPIC hereby waives the requirement of Section 6.15 that the amounts on deposit in the Debt Service Reserve Account are at least equal to the Debt Service Reserve Requirement.
     (d) The waiver contained in Section 2(c) of this Amendment shall expire and cease to be in effect at on March 31, 2006 (Washington, DC time). The Borrower shall use commercially reasonable efforts to ensure drafts of all documentation for which OPIC’s consent is required will be delivered to OPIC not later than March 7, 2006.
Section 3. Amendments to Loan Agreement. (a) Section 6.11 of the Loan Agreement is hereby amended by deleting the paragraph in its entirety and replacing the paragraph with the following:
     “SECTION 6.11. Financial Ratios. The Borrower shall cause the Companies to, as of the last day of each fiscal quarter following the date of the first

Disbursement, maintain Tangible Net Worth Coverage equal to or less than 1.9 to 1. For the purposes of this Section 6.11, the ratio and amounts referred to shall be calculated on the basis of information set forth in the Financial Statements or the Supplemental Financial Statements, as applicable.”
     (b) This Amendment shall expire and cease to be in effect at midnight on March 31, 2006 (Washington, DC time).
     (c) Section 6.15 of the Loan Agreement is hereby amended by deleting the paragraph in its entirety and replacing the paragraph with the following:
“SECTION 6.15. Debt Service Reserve Account. The Borrower shall establish and maintain the Debt Service Reserve Account in accordance with the Collateral Account Agreement and shall ensure that, at all times beginning on March 31, 2006, the amounts on deposit in the Debt Service Reserve Account is at least equal to the Debt Service Reserve Requirement as defined and provided for under the Collateral Account Agreement, unless prior consent in writing is received from OPIC under the Collateral Account Agreement to make withdrawals from the Debt Service Reserve Account in reduction of the amounts on deposit below the Debt Service Reserve Requirement.”
     Section 4. Conditions Precedent to Effectiveness. This Amendment shall become effective when counterparts to this Amendment have been executed and delivered by the Borrower and OPIC. Notwithstanding the foregoing, the parties acknowledge, confirm and agree that the Loan Agreement is in full force and effect and as at the date hereof have not been rescinded or terminated and that no party is in breach of the terms of the Loan Agreement.
     Section 5. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York.
     Section 6. No Waiver; No Course of Dealing.
     (a) No failure or delay by OPIC in exercising any right, power or remedy shall operate as a waiver thereof or otherwise impair any of its rights, powers or remedies. No single or partial exercise of any such right shall preclude any other further exercise thereof or the exercise of any other legal right. No waiver of any such right shall be effective unless given in writing.
     (b) Except as expressly provided by this Amendment, the agreements contained herein shall not limit or otherwise adversely affect OPIC’s rights under the Finance Documents. OPIC specifically reserves the right to insist on strict compliance with the terms of the Finance Documents, and by executing and delivering this Amendment, the Company expressly acknowledges such reservation of rights. Any future amendment or waiver of any provision of the Finance Documents to which OPIC is a party or has consented, shall be effective only if set forth in a writing separate and distinct from this Amendment and executed by an authorized officer of OPIC. The terms of this Amendment will not, either alone or taken with other amendments or waivers of provisions of the Finance Documents, be deemed to create or be evidence of a course of conduct.
     Section 7. Counterparts. This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
[Signature Page Follows.]

     IN WITHNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first written above.

EP INTEROIL, LTD.

By: /s/ [ILLEGIBLE]

Name: [ILLEGIBLE]
Title: [ILLEGIBLE]

OVERSEAS PRIVATE INVESTMENT CORPORATION

By: /s/ Steven A. Smith

Name: Steven A. Smith
Title: Senior Investment Officer

LIMITED WAIVER AND AMENDMENT NO. 18 TO
LOAN AGREEMENT
     LIMITED WAIVER AND AMENDMENT NO. 18, dated as of June 30, 2006 (the “Amendment”), to (i) the Loan Agreement dated as of June 12, 2001, as amended (the “Loan Agreement”), between EP InterOil, Ltd. (the “Borrower”) and Overseas Private Investment Corporation (“OPIC”).
WITNESSETH
     WHEREAS, the parties to this Amendment desire to waive certain requirements of, and make certain amendments to, the Loan Agreement;
     NOW, THEREFORE, the parties to this Amendment agree as follows:
     Section 1. Defined Terms; References. Unless otherwise specifically defined in this Amendment, each term used in this Amendment which is defined in the Loan Agreement has the meaning assigned to such term in the Loan Agreement, Each reference to “hereof,” “hereunder,” “herein,” “hereby” and other similar references, and each reference to “this Agreement” and other similar references contained in the Loan Agreement shall, after this Amendment becomes effective, refer to the Loan Agreement as amended by this Amendment.
     Section 2. Waiver.
     (a) OPIC hereby waives the conditions contained in Section 6.11 of the Loan Agreement.
     (b) The waiver contained in Section 2(a) of this Amendment shall expire and cease to be in effect at on September 30, 2006 (Washington, DC time).
     Section 3. Amendment to Loan Agreement.(a) Section 6.11 of the Loan Agreement is hereby amended by deleting the paragraph in its entirety and replacing the paragraph with the following:
“SECTION 6.11 Financial Ratios. The Borrower shall cause the Companies to, as of the last day of each fiscal quarter following the date of the first Disbursement, maintain a Tangible Net Worth Coverage equal in or less than 1.9 to 1.0. For the purposes of this Section 6.11, the ratio and amounts referred to shall be calculated on the basis of information set forth in the Financial Statements or the Supplemental Financial Statements, as applicable.”
     (b) This Amendment shall expire and cease to be in effect at midnight on September 30, 2006 (Washington, DC time).

     Section 4. Conditions Precedent to Effectiveness. This Amendment shall become effective as of June 30, 2006 upon the execution and delivery of counterparts to this Amendment by the Borrower and OPIC. Notwithstanding the foregoing, the parties acknowledge, confirm and agree that the Loan Agreement is in full force and effect and as at the date hereof has not been rescinded or terminated and that no party is in breach of the terms of the Loan Agreement.
     Section 5. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York.
     Section 6. No Waiver; No Course of Dealing.
     (a) No failure or delay by OPIC in exercising any right, power or remedy shall operate as a waiver thereof or otherwise impair any of its rights, powers or remedies. No single or partial exercise of any such right shall preclude any other further exercise thereof or the exercise of any other legal right. No waiver of any such right shall be effective unless given in writing.
     (b) Except as expressly provided by this Amendment, the agreements contained herein shall not limit or otherwise adversely affect OPIC’s rights under the Finance Documents. OPIC specifically reserves the right to insist on strict compliance with the terms of the Finance Documents, and by executing and delivering this Amendment, the Company expressly acknowledges such reservation of rights. Any future amendment or waiver of any provision of the Finance Documents to which OPIC is a party or has consented, shall be effective only if set forth in a writing separate and distinct from this Amendment and executed by an authorized officer of OPIC. The terms of this Amendment will not, either alone or taken with other amendments or waivers of provisions of the Finance Documents, be deemed to create or be evidence of a course of conduct.
     Section 7. Counterparts: This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
[Signature Page Follows.]

2

     IN WITHNESS WHEREOF, the parties here to have caused this Amendment to be duly executed as of the date first written above.

EP INTEROIL, LTD.

By: /s/ [ILLEGIBLE]
Name: [ILLEGIBLE]
Title: [ILLEGIBLE]

OVERSEAS PRIVATE INVESTMENT CORPORATION

By:
Name:

Title:

A-1

LIMITED WAIVER AND AMENDMENT NO. 15 TO
LOAN AGREEMENT
AND
AMENDMENT NO 5 TO
COLLATERAL ACCOUNT AGREEMENT
     LIMITED WAIVER AND AMENDMENT NO. 15, dated as of March 31, 2006 (the “Amendment”), to (i) the Loan Agreement dated as of June 12, 2001, as amended (the “Loan Agreement”), between EP InterOil, Ltd. (the “Borrower”) and Overseas Private Investment Corporation (“OPIC”), and (ii) the Collateral Account Agreement dated as of March 25, 2002, as amended (the “Collateral Account Agreement”), between the Borrower and OPIC.
WITNESSETH
     WHEREAS, the parties to this Amendment desire to waive certain requirements of, and make certain amendments to, the Loan Agreement;
     NOW, THEREFORE, the parties to this Amendment agree as follows:
     Section 1. Defined Terms; References. Unless otherwise specifically defined in this Amendment, each term used in this Amendment which is defined in the Loan Agreement or the Collateral Agreement has the meaning assigned to such term in the Loan Agreement or the Collateral Agreement. Each reference to “hereof,” “hereunder,” “herein,” “hereby” and other similar references, and each reference to “this Agreement” and other similar references contained in the Loan Agreement or the Collateral Account Agreement shall, after this Amendment becomes effective, refer to the Loan Agreement or the Collateral Account Agreement as amended by this Amendment.
     Section 2. Waiver.
     (a) OPIC hereby waives the requirement of Section 6.15 that the amounts on deposit in the Debt Service Reserve Account is at least equal to the Debt Service Reserve Requirement and consents to the Borrower making withdrawals from the Debt Service Reserve Account in reduction of the amounts on deposit below the Debt Service Reserve Requirement for the purpose of making the interest and principal payments due pursuant to Sections 2.04(a) and 2.05(a) on June 30, 2006.
     (b) The waiver contained in Section 2(a) of this Amendment shall expire and cease to be in effect at on October 31, 2006 (Washington, DC time).
     Section 3. Amendment to Loan Agreement.
     (a) Section 6.15 of the Loan Agreement is hereby amended by deleting the paragraph in its entirety and replacing the paragraph with the following:

“SECTION 6.15. Debt Service Reserve Account. The Borrower shall establish and maintain the Debt Service Reserve Account in accordance with the Collateral Account Agreement and shall ensure that, (i) between April 16, 2006 and June 29, 2006, and (ii) at all times beginning on October 31, 2006, the amount on deposit in the Debt Service Reserve Account is at least equal to the Debt Service Reserve Requirement as defined and provided for under the Collateral Account Agreement, unless prior consent in writing is received from OPIC under the Collateral Account Agreement to make withdrawals from the Debt Service Reserve Account in reduction of the amounts on deposit below the Debt Service Reserve Requirement.”
     (b) Article 6 of the Loan Agreement is hereby amended by adding the following clause 6.16:
“SECTION 6.16. Refinery Optimization. On or prior to August 31, 2006, not less than $10 million will be transferred to Borrower by InterOil Corporation or one of its subsidiaries, in the form of an equity contribution, for the purpose of funding the Borrower’s ongoing refinery optimization efforts. Amounts of approximately $2.1 million that have already been transferred to the Borrower will count towards the Borrower’s rights to receive these funds from InterOil Corporation or one of its subsidiaries.
     Section 4. Amendment to Collateral Account Agreement.
     Section 2.04(a) of the Collateral Account Agreement is hereby amended by adding the following sentence to the end of clause (ii):
“Notwithstanding the foregoing, the Company may request that the Account Bank withdraw from the Debt Service Reserve Account all payments requested in the Senior Project Payment Requisition for all amounts due on the June 30, 2006 Semi-Annual Date regardless of whether or not the funds needed to pay such Senior Project Payment Requisition are available in the Operational Account.”
     Section 5. Conditions Precedent to Effectiveness. This Amendment shall become effective as of March 31, 2006 upon the execution and delivery of counterparts to this Amendment by the Borrower and OPIC. Notwithstanding the foregoing, the parties acknowledge, confirm and agree that the Loan Agreement and the Collateral Agreement are in full force and effect and as at the date hereof have not been rescinded or terminated and that no party is in breach of the terms of the Loan Agreement or Collateral Agreement.
     Section 6. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York.

2

     Section 7. No Waiver; No Course of Dealing.
     (a) No failure or delay by OPIC in exercising any right, power or remedy shall operate as a waiver thereof or otherwise impair any of its rights, powers or remedies. No single or partial exercise of any such right shall preclude any other further exercise thereof or the exercise of any other legal right. No waiver of any such right shall be effective unless given in writing.
     (b) Except as expressly provided by this Amendment, the agreements contained herein shall not limit or otherwise adversely affect OPIC’s rights under the Finance Documents. OPIC specifically reserves the right to insist on strict compliance with the terms of the Finance Documents, and by executing and delivering this Amendment, the Company expressly acknowledges such reservation of rights. Any future amendment or waiver of any provision of the Finance Documents to which OPIC is a party or has consented, shall be effective only if set forth in a writing separate and distinct from this Amendment and executed by an authorized officer of OPIC. The terms of this Amendment will not, either alone or taken with other amendments or waivers of provisions of the Finance Documents, be deemed to create or be evidence of a course of conduct.
     Section 8. Counterparts. This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
[Signature Page Follows.]

3

     IN WITHNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first written above.

EP INTEROIL, LTD.

By: /s/ [ILLEGIBLE]
Name: [ILLEGIBLE]
Title: [ILLEGIBLE]

OVERSEAS PRIVATE INVESTMENT CORPORATION

By: /s/ Steven A. Smith
Name: Steven A. Smith
Title: Senior Investment officer

LIMITED WAIVER AND AMENDMENT NO. 16 TO
LOAN AGREEMENT
     LIMITED WAIVER AND AMENDMENT NO. 16, dated as of April 14,2006 (the “Amendment”), to the Loan Agreement dated as of June 12, 2001, as amended (the “Loan Agreement”), between EP InterOil, Ltd. (the “Borrower”) and Overseas Private Investment Corporation (“OPIC”).
WITNESSETH
     WHEREAS, the parties to this Amendment desire to waive certain requirements of, and make certain amendments to, the Loan Agreement;
     NOW, THEREFORE, the parties to this Amendment agree as follows:
     Section 1. Defined Terms; References. Unless otherwise specifically defined in this Amendment, each term used in this Amendment which is defined in the Loan Agreement has the meaning assigned to such term in the Loan Agreement. Each reference to “hereof,” “hereunder,” “herein,” “hereby” and other similar references, and each reference to “this Agreement” and other similar references contained in the Loan Agreement shall, after this Amendment becomes effective, refer to the Loan Agreement as amended by this Amendment.
     Section 2. Waiver.
     (a) OPIC hereby waives the requirement of Section 6.15 that the amounts on deposit in the Debt Service Reserve Account is at least equal to the Debt Service Reserve Requirement and consents to the Borrower making withdrawals from the Debt Service Reserve Account in reduction of the amounts on deposit below the Debt Service Reserve Requirement for the purpose of making the interest and principal payments due pursuant to Sections 2.04(a) and 2.05(a) on June 30, 2006.
     (b) The waiver contained in Section 2(a) of this Amendment shall expire and cease to be in effect at on October 31, 2006 (Washington, DC time).
     Section 3. Amendment to Loan Agreement.
     (a) Section 6.15 of the Loan Agreement is hereby amended by deleting the paragraph in its entirety and replacing the paragraph with the following:
“SECTION 6.15. Debt Service Reserve Account. The Borrower shall establish and maintain the Debt Service Reserve Account in accordance with the Collateral Account Agreement and shall ensure that, (i) between May 5, 2006 and June 29, 2006, and (ii) at all times beginning on October 31, 2006, the amount on deposit in the Debt Service Reserve Account is at least equal to the Debt Service Reserve Requirement as defined and provided for under the Collateral Account

Agreement, unless prior consent in writing is received from OPIC under the Collateral Account Agreement to make withdrawals from the Debt Service Reserve Account in reduction of the amounts on deposit below the Debt Service Reserve Requirement.”
     Section 4. Conditions Precedent to Effectiveness. This Amendment shall become effective as of April 14, 2006 upon the execution and delivery of counterparts to this Amendment by the Borrower and OPIC. Notwithstanding the foregoing, the parties acknowledge, confirm and agree that the Loan Agreement is in full force and effect and as at the date hereof has not been rescinded or terminated and that no party is in breach of the terms of the Loan Agreement.
     Section 5. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York.
     Section 6. No Waiver; No Course of Dealing.
     (a) No failure or delay by OPIC in exercising any right, power or remedy shall operate as a waiver thereof or otherwise impair any of its rights, powers or remedies. No single or partial exercise of any such right shall preclude any other further exercise thereof or the exercise of any other legal right. No waiver of any such right shall be effective unless given in writing.
     (b) Except as expressly provided by this Amendment, the agreements contained herein shall not limit or otherwise adversely affect OPIC’s rights under the Finance Documents. OPIC specifically reserves the right to insist on strict compliance with the terms of the Finance Documents, and by executing and delivering this Amendment, the Company expressly acknowledges such reservation of rights. Any future amendment or waiver of any provision of the Finance Documents to which OPIC is a party or has consented, shall be effective only if set forth in a writing separate and distinct from this Amendment and executed by an authorized officer of OPIC. The terms of this Amendment will not, either alone or taken with other amendments or waivers of provisions of the Finance Documents, be deemed to create or be evidence of a course of conduct.
     Section 7. Counterparts. This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
[Signature Page Follows.]

2

     IN WITHNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first written above.

EP INTEROIL, LTD.

By:	/s/ Christian Vinson
Name: Christian Vinson
Title: Director

OVERSEAS PRIVATE INVESTMENT CORPORATION

By:	/s/ Steven A. Smith
Name: Steven A. Smith
Title: Senior Investment officer

3

LIMITED WAIVER AND AMENDMENT NO. 17 TO
LOAN AGREEMENT
     LIMITED WAIVER AND AMENDMENT NO. 17, dated as of May 8, 2006 (the “Amendment”), to the Loan Agreement dated as of June 12, 2001, as amended (the “Loan Agreement”) between EP InterOil, Ltd. (the “Borrower”) and Overseas Private Investment Corporation (“OPIC”).
WITNESSETH
     WHEREAS, the parties to this Amendment desire to waive certain requirements of, and make certain amendments to, the Loan Agreement;
     NOW, THEREFORE, the parties to this Amendment agree as follows:
     Section 1. Defined Terms; References. Unless otherwise specifically defined in this Amendment, each term used in this Amendment which is defined in the Loan Agreement has the meaning assigned to such term in the Loan Agreement. Each reference to “hereof,” “hereunder,” “herein,” “hereby” and other similar references, and each reference to “this Agreement” and other similar references contained in the Loan Agreement shall, after this Amendment becomes effective, refer to the Loan Agreement as amended by this Amendment.
     Section 2. Waiver.
     (a) OPIC hereby waives the requirement of Section 6.1 5 that the amounts on deposit in the Debt Service Reserve Account is at least equal to the Debt Service Reserve Requirement and consents to the Borrower making withdrawals from the Debt Service Reserve Account in reduction of the amounts on deposit below the Debt Service Reserve Requirement for the purpose of making the interest and principal payments due pursuant to Sections 2.04(a) and 2.05(a) on June 30, 2006.
     (b) The waiver contained in Section 2(a) of this Amendment shall expire and cease to be in effect at on October 31, 2006 (Washington, DC time).
     Section 3. Amendment to Loan Agreement.
     (a) Section 6.15 of the Loan Agreement is hereby amended by deleting the paragraph in its entirety and replacing the paragraph with the following:
“SECTION 6.15. Debt Service Reserve Account. The Borrower shall establish and maintain the Debt Service Reserve Account in accordance with the Collateral Account Agreement and shall ensure that, (i) between May 10, 2006 and June 29, 2006, and (ii) at all times beginning on October 31, 2006, the amount on deposit in the Debt Service Reserve Account is at least equal to the Debt Service Reserve Requirement as defined and provided for under the Collateral Account

Agreement, unless prior consent in writing is received from OPIC under the Collateral Account Agreement to make withdrawals from the Debt Service Reserve Account in reduction of the amounts on deposit below the Debt Service Reserve Requirement.”
     Section 4. Conditions Precedent to Effectiveness. This Amendment shall become effective as of May 5, 2006 upon the execution and delivery of counterparts to this Amendment by the Borrower and OPIC. Notwithstanding the foregoing, the parties acknowledge, confirm and agree that the Loan Agreement is in full force and effect and as at the date hereof has not been rescinded or terminated and that no party is in breach of the terms of the Loan Agreement.
     Section 5. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Mew York.
     Section 6. No Waiver: No Course of Dealing.
     (a) No failure or delay by OPIC in exercising any right, power or remedy shall operate as a waiver thereof or otherwise impair any of its rights, powers or remedies. No single or partial exercise of any such right shall preclude any other further exercise thereof or the exercise of any other legal right. No waiver of any such right shall be effective unless given in writing.
     (b) Except as expressly provided by this Amendment, the agreements contained herein shall not limit or otherwise adversely affect OPIC’s rights under the Finance Documents. OPIC specifically reserves the right to insist on strict compliance with the terms of the Finance Documents, and by executing and delivering this Amendment, the Company expressly acknowledges such reservation of rights. Any future amendment or waiver of any provision of the Finance Documents to which OPIC is a party or has consented, shall he effective only if set forth in a writing separate and distinct from this Amendment and executed by an authorized officer of OPIC. The terms of this Amendment will not, either alone or taken with other amendments or waivers of provisions of the Finance Documents, be deemed to create or be evidence of a course of conduct.
     Section 7. Counterpart. This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
[Signature Page Follows.]

2

     IN WITHNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first written above.

EP INTEROIL, LTD.

By:	/s/ [ILLEGIBLE]
Name: [ILLEGIBLE]
Title: [ILLEGIBLE]

OVERSEAS PRIVATE INVESTMENT CORPORATION

By:	/s/ Steven A. Smith
Name: Steven A. Smith
Title: Senior Investment officer

3

LIMITED WAIVER AND AMENDMENT NO. 14 TO
LOAN AGREEMENT
AND
SPONSOR SUPPORT AGREEMENT NO.1
     LIMITED WAIVER AND AMENDMENT NO. 14, dated as of March 27, 2006 (the “Amendment”), to the Loan Agreement dated as of June 12, 2001, as amended (the “Loan Agreement”), between EP InterOil, Ltd. (the “Borrower”) and Overseas Private Investment Corporation (“OPIC”) and the Sponsor Support Agreement dated as of June 12, 2001 (“Sponsor Support Agreement”) between Borrower, InterOil Limited (“IL”), S.P. InterOil, LDC (“SPI”), P.I.E. Group, LLC (“PIE”) and OPIC.
WITNESSETH
     WHEREAS, the parties to this Amendment desire to waive certain requirements of, and make certain amendments to, the Loan Agreement and the Sponsor Support Agreement;
     NOW, THEREFORE, the parties to this Amendment agree as follows:
     Section 1. Defined Terms; References. Unless otherwise specifically defined in this Amendment, each term used in this Amendment which is defined in the Loan Agreement or the Sponsor Support Agreement has the meaning assigned to such term in the Loan Agreement or the Sponsor Support Agreement. Each reference to “hereof,” “hereunder,” “herein,” “hereby” and other similar references, and each reference to “this Agreement” and other similar references contained in the Loan Agreement or the Sponsor Support Agreement shall, after this Amendment becomes effective, refer to the Loan Agreement or the Sponsor Support Agreement as amended by this Amendment.
     Section 2. Waiver.
     (a) OPIC hereby waives the requirement of Section 6.05 and Schedule 6.05 of the Loan Agreement and Section 3 of the Sponsor Support Agreement that requires the Specified Policies to be in full force and effect.
     (b) The waiver contained in Section 2(a) of this Amendment shall expire and cease to be in effect at on March 31, 2007 (Washington, DC time).
     Section 3. Amendment to Loan Agreement. Section 3(a)(iii) of the Sponsor Support Agreement is hereby amended by adding the following parenthetical to the end of sub-clause (iii):
     “(provided; however, that the Specified Policies are not required to be in full force and effect during the period from March 27, 2006 to March 31, 2007)”

     Section 4. Conditions Precedent to Effectiveness. This Amendment shall become effective as of March 27, 2006 upon the execution and delivery of counterparts to this Amendment by the Borrower, IL, SPI, PIE and OPIC. On or prior to March 27, 2006, the Borrower covenants to deposit US$400,000 into the Debt Service Reserve Account in partial repayment of the amounts required to be deposited into such account on or before March 31, 2006 as contemplated by Amendment No. 13 to the Loan Agreement. Notwithstanding the foregoing, the parties acknowledge, confirm and agree that the Loan Agreement and the Sponsor Support Agreement are in full force and effect and as at the date hereof have not been rescinded or terminated and that no party is in breach of the terms of the Loan Agreement or Sponsor Support Agreement.
     Section 5. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York.
     Section 6. No Waiver; No Course of Dealing.
     (a) No failure or delay by OPIC in exercising any right, power or remedy shall operate as a waiver thereof or otherwise impair any of its rights, powers or remedies. No single or partial exercise of any such right shall preclude any other further exercise thereof or the exercise of any other legal right. No waiver of any such right shall be effective unless given in writing.
     (b) Except as expressly provided by this Amendment, the agreements contained herein shall not limit or otherwise adversely affect OPIC’s rights under the Finance Documents. OPIC specifically reserves the right to insist on strict compliance with the terms of the Finance Documents, and by executing and delivering this Amendment, the Company expressly acknowledges such reservation of rights. Any future amendment or waiver of any provision of the Finance Documents to which OPIC is a party or has consented, shall be effective only if set forth in a writing separate and distinct from this Amendment and executed by an authorized officer of OPIC. The terms of this Amendment will not, either alone or taken with other amendments or waivers of provisions of the Finance Documents, be deemed to create or be evidence of a course of conduct.
     Section 7. Counterparts. This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
[Signature Page Follows.]

2

     IN WITHNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first written above.

EP INTEROIL, LTD.

By: /s/ [ILLEGIBLE]

Name: [ILLEGIBLE] Title: [ILLEGIBLE]

OVERSEAS PRIVATE INVESTMENT CORPORATION

By: /s/ Steven A. Smith

Name: Steven A. Smith
Title: Senior Investment Officer

INTEROIL LIMITED

By: /s/ [ILLEGIBLE]

Name: [ILLEGIBLE]
Title: [ILLEGIBLE]

S.P. INTEROIL, LDC

By: /s/ [ILLEGIBLE]

Name: [ILLEGIBLE]
Title: [ILLEGIBLE]

P.I.E. GROUP, LLC

By: /s/ [ILLEGIBLE]

Name: [ILLEGIBLE]
Title: [ILLEGIBLE]

A - 1

LIMITED WAIVER AND AMENDMENT NO. 18 TO
LOAN AGREEMENT
     LIMITED WAIVER AND AMENDMENT NO. 18, dated as of June 30, 2006 (the “Amendment”), to (i) the Loan Agreement dated as of June 12, 2001, as amended (the “Loan Agreement”), between EP InterOil, Ltd. (the “Borrower”) and Overseas Private Investment Corporation (“OPIC”).
WITNESSETH
     WHEREAS, the parties to this Amendment desire to waive certain requirements of, and make certain amendments to, the Loan Agreement;
     NOW, THEREFORE, the parties to this Amendment agree as follows:
     Section 1. Defined Terms; References. Unless otherwise specifically defined in this Amendment, each term used in this Amendment which is defined in the Loan Agreement has the meaning assigned to such term in the Loan Agreement. Each reference to “hereof,” “hereunder,” “herein,” “hereby” and other similar references, and each reference to “this Agreement” and other similar references contained in the Loan Agreement shall, after this Amendment becomes effective, refer to the Loan Agreement as amended by this Amendment.
     Section 2. Waiver.
     (a) OPIC hereby waives the conditions contained in Section 6.11 of the Loan Agreement.
     (b) The waiver contained in Section 2(a) of this Amendment shall expire and cease to be in effect at on September 30, 2006 (Washington, DC time).
     Section 3. Amendment to Loan Agreement. (a) Section 6.11 of the Loan Agreement is hereby amended by deleting the paragraph in its entirety and replacing the paragraph with the following:
“SECTION 6.11. Financial Ratios. The Borrower shall cause the Companies to, as of the last day of each fiscal quarter following the date of the first Disbursement, maintain a Tangible Net Worth Coverage equal to or less than 1.9 to 1.0. For the purposes of this Section 6.11, the ratio and amounts referred to shall be calculated on the basis of information set forth in the Financial Statements or the Supplemental Financial Statements, as applicable.”
     (b) This Amendment shall expire and cease to be in effect at midnight on September 30, 2006 (Washington, DC time).

     Section 4. Conditions Precedent to Effectiveness. This Amendment shall become effective as of June 30, 2006 upon the execution and delivery of counterparts to this Amendment by the Borrower and OPIC. Notwithstanding the foregoing, the parties acknowledge, confirm and agree that the Loan Agreement is in full force and effect and as at the date hereof has not been rescinded or terminated and that no party is in breach of the terms of the Loan Agreement.
     Section 5. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York.
     Section 6. No Waiver; No Course of Dealing.
     (a) No failure or delay by OPIC in exercising any right, power or remedy shall operate as a waiver thereof or otherwise impair any of its rights, powers or remedies. No single or partial exercise of any such right shall preclude any other further exercise thereof or the exercise of any other legal right. No waiver of any such right shall be effective unless given in writing.
     (b) Except as expressly provided by this Amendment, the agreements contained herein shall not limit or otherwise adversely affect OPIC’s rights under the Finance Documents. OPIC specifically reserves the right to insist on strict compliance with the terms of the Finance Documents, and by executing and delivering this Amendment, the Company expressly acknowledges such reservation of rights. Any future amendment or waiver of any provision of the Finance Documents to which OPIC is a party or has consented, shall be effective only if set forth in a writing separate and distinct from this Amendment and executed by an authorized officer of OPIC. The terms of this Amendment will not, either alone or taken with other amendments or waivers of provisions of the Finance Documents, be deemed to create or be evidence of a course of conduct.
     Section 7. Counterparts. This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
[Signature Page Follows.]

2

     IN WITHNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first written above.

EP INTEROIL, LTD.

By:
Name:

Title:

OVERSEAS PRIVATE INVESTMENT CORPORATION

By: /s/ Steven A. Smith
Name: Steven A. Smith
Title: Senior Investment Officer

A-1